EXECUTION VERSION

PURCHASE AGREEMENT by and between AFCO CREDIT CORPORATION and TEXAS CAPITAL BANK Dated as of September 5, 2022

TABLE OF CONTENTS

i

Annexes
INDEX OF DEFINED TERMS

EXHIBIT A    Transition Services Agreement

v

PURCHASE AGREEMENT (this “Agreement”) dated as of September 5, 2022, by and between AFCO Credit Corporation (“Purchaser”) and TEXAS CAPITAL BANK, a Texas state-chartered bank (“Seller”). Capitalized terms used in this Agreement and not otherwise defined have the meanings specified in Section 10.02.
WHEREAS, Seller’s direct and wholly owned subsidiary, BankDirect Capital Finance, LLC (the “Company”), currently conducts the Business;
WHEREAS, Seller (i) is the record and beneficial owner of outstanding limited liability company interests in the Company (all such interests held by Seller, the “Membership Interests”) and (ii) owns all of the right, title and interest in the Purchased Loans; and
WHEREAS, on the terms and subject to the conditions set forth herein, Purchaser desires to purchase from Seller all of the issued and outstanding Membership Interests and the Purchased Loans and to assume the Related Liabilities, and Seller desires to sell, assign, transfer, convey and deliver to Purchaser such Membership Interests and assets and liabilities.
NOW, THEREFORE, in consideration of the foregoing premises, the respective representations and warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I

Purchase and Sale; Closing
SECTION 1.01Purchase and Sale.
(a)On the terms and subject to the conditions of this Agreement, (i) Seller shall, at the Closing, sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of Seller’s right, title and interests in and to the Membership Interests, free and clear of any Liens (other than restrictions on transfer under applicable securities Laws) and the Purchased Loans, free and clear of any Liens and (ii) Purchaser shall, at the Closing, assume and thereafter timely pay, perform and discharge in accordance with their terms the Related Liabilities, in exchange for an aggregate amount in cash, without interest, equal to the Estimated Purchase Price (subject to adjustment pursuant to Section 1.04). For illustrative purposes, Annex A of the Accounting Principles sets forth an illustrative calculation of the Estimated Net Asset Value based on the assumptions set forth therein and the Signing Date Loan Tape.
(a)The purchase and sale of the Membership Interests and the Purchased Loans, the assumption of the Related Liabilities and the consummation of the other transactions contemplated hereby, including the payment by Purchaser, and the receipt by Seller, of the Estimated Purchase Price, are collectively referred to in this Agreement as the “Transactions”.
SECTION 1.02Closing. The purchase and sale of the Membership Interests and the Purchased Loans, the assumption of the Related Liabilities and the other transactions to be effected pursuant to Section 1.03 (the “Closing”) shall take place at (a) the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m. Eastern Time on (i) if the conditions to Closing set forth in Article VIII have been satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at such time) as of October 27, 2022, November 1, 2022, (ii) if the conditions to Closing set forth in Article VIII have not been satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at such time) as of October 27, 2022 but have been so satisfied or waived as of November 28, 2022, December 1, 2022 or (iii) if the conditions to Closing set forth in Article VIII have not been satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at such time) as of November 28, 2022, the third Business Day following the date all of the conditions to Closing set forth in Article VIII have been satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at such time) or (b) such other place, time and date as shall be agreed in writing between Purchaser and Seller. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. All of the actions to be taken and documents to be delivered at the Closing shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein. Notwithstanding anything to the contrary set forth herein, in no event shall Closing occur prior to December 1, 2022 unless each Purchaser License Condition has been satisfied or waived as of the Closing Date.
SECTION 1.03Transactions to be Effected at the Closing. At the Closing (or at such other time to the extent otherwise specified):
(a)Purchaser shall deliver to Seller, by wire transfer of immediately available funds to a bank account designated in writing by Seller (such designation to be made at least five (5) Business Days prior to the Closing Date), an amount equal to the Estimated Purchase Price;
(a)Seller shall deliver to Purchaser (i) an assignment agreement effecting the transfer of the Membership Interests (the “Membership Interest Assignment Agreement”), free and clear of all Liens (other than those arising from acts of Purchaser or its affiliates and other than transfer restrictions under applicable securities Laws) and (ii) an assignment and assumption agreement effecting the assignment of Purchased Loans, free and clear of any Liens, to be sold and assigned by Seller to Purchaser and the assumption of the Related Liabilities to be assumed by Purchaser (the “Purchased Loan Assignment Agreement”);
(a)Seller shall deliver a certificate, dated as of the Closing Date, executed by a senior authorized officer of Seller, to the effect that the conditions specified in Sections 7.02(a), (b) and (c) have been fulfilled;
(a)Purchaser shall have received a certificate, dated as of the Closing Date, executed by a senior authorized officer of Seller, certifying as to copies of (x) the Company Organizational Documents, and (y) the resolutions of the Seller’s board of directors or similar governing body authorizing the execution, delivery and performance of this Agreement and the Transactions;
(a)Seller shall deliver all other documents, instruments or certificates required to be delivered by Seller, duly executed by Seller, at or prior to the Closing pursuant to this Agreement (including certificates with respect to Taxes under Section 6.10(c));
(a)each of Purchaser (or at its designation, the Company) and Seller shall duly execute and deliver to the other, a transition services agreement, substantially in form attached hereto as Exhibit A, but with the omitted Schedules thereto to be negotiated in good faith among the parties in accordance with the Section 6.23 (the “Transition Services Agreement”);
(a)Purchaser shall pay, or cause to be paid, on behalf of the Company, all Estimated Transaction Expenses in accordance with the Expense Schedule, which shall be provided to Purchaser no later than five (5) Business Days prior to the Closing Date; and

(a)Purchaser shall deliver all other documents, instruments or certificates required to be delivered by Purchaser, duly executed by it, at or prior to the Closing pursuant to this Agreement.
SECTION 1.04Purchase Price Adjustment.
(a)At least five (5) Business Days prior to the anticipated Closing Date, Seller shall prepare in good faith and deliver to Purchaser a statement (the “Estimated Closing Statement”) (which shall be subject to the review and reasonable comment of Purchaser, which Seller shall consider in good faith) setting forth (x) Seller’s good faith estimate of (i) Net Asset Value (“Estimated Net Asset Value”), (ii) Transaction Expenses (“Estimated Transaction Expenses”) and (iii) the resulting Estimated Purchase Price, in each case, calculated as of the Reference Time, together with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth in the Estimated Closing Statement and which shall include the Cut-Off Date Portfolio Tape. The Estimated Closing Statement and components thereof shall be prepared in accordance with the Accounting Principles.
(a)As promptly as practicable, and in any event within ninety (90) calendar days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth Purchaser’s good faith calculation of (i) Net Asset Value, (ii) Transaction Expenses and (iii) the resulting Final Purchase Price, assuming the amounts set forth in the Closing Statement were final, in each case, calculated as of the Reference Time, together with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth in the Closing Statement and which shall include the Closing Date Portfolio Tape. The Closing Statement shall be prepared in accordance with the Accounting Principles. The parties agree that the purpose of preparing the Closing Statement and determining Net Asset Value and Transaction Expenses and the related adjustments contemplated by this Section 1.04(b) is to measure the amount of Net Asset Value and Transaction Expenses in accordance with the terms of this Agreement and the Accounting Principles, and such process is not intended to permit the introduction of different accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of determining the Net Asset Value and Transaction Expenses than those set forth in the Accounting Principles. Following the delivery of the Closing Statement, Purchaser shall provide Seller and its representatives with reasonable access to the Business Records of the Company and its Subsidiaries (other than such Business Records that are subject to attorney-client privilege, work product doctrine or other similar privilege), subject to customary confidentiality restrictions, and relevant personnel of the Company and the Subsidiaries to permit Seller to review the Closing Statement and Purchaser’s calculation of Net Asset Value, Transaction Expenses and Final Purchase Price as set forth therein. The Closing Statement shall become final and binding upon the parties on the 30th calendar day following receipt thereof by Seller, unless Seller gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to Purchaser prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted. If a timely Notice of Disagreement is received by Purchaser, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (i) the date on which Purchaser and Seller resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 1.04. During the thirty (30) calendar day period following the delivery of a Notice of Disagreement, Purchaser and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such thirty (30) calendar day period, Purchaser and Seller shall submit to the Independent Expert for review any and all matters that remain in dispute and were included in the Notice of Disagreement. The parties shall instruct the Independent Expert to render its decision as to the disputed items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than sixty (60) calendar days after the date of such submission. Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed items, and shall provide interviews and answer questions as the Independent Expert may reasonably request in connection with its determination of such disputed items. In the event any party shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party shall be entitled to participate in such teleconferences, meetings or presentations. The terms of appointment and engagement of the Independent Expert shall be as agreed upon between the parties in writing.
(a)In resolving any such disputed item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as to a disputed item (other than matters thereafter resolved by mutual written agreement of the parties) and (iii) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Closing Statement or in the Notice of Disagreement. The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Independent Expert or (B) any determination that an issue was not properly included by Seller in the Notice of Disagreement. Any dispute not within the scope of disputes to be resolved by the Independent Expert pursuant to this Section 1.04 shall be resolved as otherwise provided in this Agreement.
(a)The final determination by the Independent Expert of the matters submitted to it pursuant to Section 1.04(b) shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Purchase Price, (iii) include the Independent Expert’s determination of each matter submitted to it pursuant to Section 1.04(b) and (iv) include a brief summary of the Independent Expert’s reasons for its determination of each issue.
(a)The resolution of disputed items by the Independent Expert shall be final and binding (absent manifest error) and an order may be entered in respect thereof by a court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Independent Expert incurred pursuant to this Section 1.04 shall be borne between Purchaser and Seller in the same proportion that the aggregate dollar amount of the items unsuccessfully disputed or defended, as the case may be, by each (as finally determined by the Independent Expert) bears to the total dollar amount of the items in dispute under this Section 1.04(b).
(a)For purposes of this Agreement, the “Purchase Price Adjustment” means an amount equal to the difference between (i) Final Purchase Price as finally determined pursuant to Section 1.04 and (ii) the Estimated Purchase Price.
(a)Within five (5) Business Days after the Closing Statement becomes final and binding upon the parties:
(i)If the Purchase Price Adjustment is a negative amount (the absolute value of such amount, the “Net Negative Purchase Price Adjustment Amount”), then Seller shall pay to Purchaser an amount equal to the Net Negative Purchase Price Adjustment Amount, in cash by wire transfer of immediately available funds to an account designated by Purchaser.

(i)If the Purchase Price Adjustment is a positive amount (such amount, the “Net Positive Purchase Price Adjustment Amount”), then Purchaser shall pay to Seller an amount equal to the Net Positive Purchase Price Adjustment Amount, in cash by wire transfer of immediately available funds to an account designated in writing by Seller.
(a)Any payment made under this Section 1.04 shall be treated as an adjustment to the Estimated Purchase Price for Tax purposes.
(a)Notwithstanding anything to the contrary contained herein, the process set forth in this Section 1.04 shall be the sole and exclusive remedy of the parties for any disputes related to the items required to be included or reflected in the calculation of Net Asset Value, the Transaction Expenses, the Estimated Purchase Price or the Final Purchase Price.
SECTION 1.05Withholding. Purchaser, Seller, the Company, the Subsidiaries and their respective affiliates shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amount otherwise payable to any person pursuant to this Agreement or any Ancillary Document such amounts as they are required to deduct and withhold, or cause to be deducted and withheld, with respect to the making of such payment under applicable Tax Law. To the extent that amounts are so withheld and are timely remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made. Purchaser, Seller and the Company shall reasonably cooperate, and shall cause their respective affiliates to reasonably cooperate, in order to reduce or eliminate any amounts that would be required to be deducted and withheld hereunder.
SECTION 1.06Delayed Transfers.
(a)In the event that a Purchaser License Condition is not satisfied or waived as of the Closing Date, the Delayed Transfer Loans with respect to such Purchaser License Condition shall not be transferred on the Closing Date and shall instead be transferred in accordance with this Section 1.06.
(a)Each transfer of any applicable Delayed Transfer Loans to Purchaser shall be effected no later than 10:00 a.m. Eastern Time the fifth Business Day following the satisfaction or waiver by Purchaser of the applicable Delayed Transfer Conditions (each such transfer, a “Delayed Transfer” and each such date, a “Delayed Transfer Date”). All of the actions to be taken and documents to be delivered in connection with any Delayed Transfer shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein. The parties shall use reasonable best efforts to ensure that any Delayed Transfer occurs as soon as reasonably practicable after the Closing Date.
(a)At each Delayed Transfer:
(i)Purchaser shall deliver to Seller, by wire transfer of immediately available funds to a bank account designated in writing by Seller, an amount equal to the Delayed Transfer Loan Price of the applicable Delayed Transfer Loans; and
(i)Seller shall deliver to Purchaser an assignment and assumption agreement effecting the assignment of the applicable Delayed Transfer Loans, free and clear of any Liens, to be sold and assigned by Seller to Purchaser and the assumption of the Related Liabilities to be assumed by Purchaser (a “Delayed Transfer Loan Assignment Agreement”).

(a)With respect to each Delayed Transfer, Section 1.04 shall apply mutatis mutandis, with “Delayed Transfer Loan Price” substituting for “Estimated Purchase Price” and “Delayed Transfer” substituting for the “Closing”.
(a)During the period from the Closing Date until the occurrence of each Delayed Transfer, none of the applicable Delayed Transfer Loans shall be transferred to Purchaser or the Company and Seller shall hold the Delayed Transfer Loans in a manner consistent with Seller’s obligations under Section 5.01 to the extent applicable with respect to such Delayed Transfer Loans.
ARTICLE II

Representations and Warranties of Seller
Seller represents and warrants to Purchaser as of the date hereof and as of the Closing Date that, except as set forth in the Disclosure Letter:
SECTION 2.01Organization. Seller is an entity duly organized, validly existing and in good standing under the Laws of the state of its incorporation or organization. Seller has the requisite organizational power and authority necessary to own all of its properties and assets and to carry on its business as it is now being conducted, except where any failure to have such power or authority would not, individually or the aggregate, reasonably be expected to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement or to consummate the Transactions (any such material adverse effect, a “Seller Material Adverse Effect”).
SECTION 2.02Authority; Execution and Delivery; Enforceability. Seller has the requisite corporate power and authority to execute and deliver this Agreement and any Ancillary Document to which it is specified to be, a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Seller of this Agreement and any Ancillary Document to which it is, or is specified to be, a party, and the consummation by Seller of the Transactions, have been duly authorized by all necessary action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and each Ancillary Document, to which Seller is, or is specified to be, a party will at or prior to the Closing, be duly executed and delivered by Seller. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each Ancillary Document to which Seller is, or is specified to be, a party will constitute, a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as enforcement thereof may be limited against Seller by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing, or remedies in general, as from time to time in effect, or (b) the exercise by courts of equity powers (the “Bankruptcy and Equity Exception”).
SECTION 2.03No Conflicts; Consents.
(a)The execution and delivery by Seller of this Agreement does not, the execution and delivery by Seller of each Ancillary Document to which it is specified to be, a party will not, and the performance by Seller of this Agreement and each Ancillary Document to which it is specified to be, a party and the consummation of the Transactions by Seller will not, (i) conflict with or violate the organizational or other similar documents of Seller, (ii) assuming that all consents, approvals and authorizations contemplated by Section 2.03(b) below have been obtained, and all filings described therein have been made, conflict with or violate any judgment, order, writ, injunction, directive or decree (“Judgment”) or any domestic or foreign federal, state or local statute, law (whether statutory or common law), ordinance, rule or regulation, (“Law”) applicable to Seller or by which any property or asset of Seller is bound or (iii) require any consent or other action by any person under, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations under, result in the loss of any right or benefit to which Seller is entitled under or result (immediately or with notice or lapse of time or both) in the creation of any pledges, claims, liens, hypothecations, charges, mortgages, deeds of trust, encumbrances, options, rights of first refusal or offer, or security interests or other encumbrances of any kind or nature whatsoever (collectively, “Liens”) on the Membership Interests to be purchased by Purchaser from Seller in the Transactions under, any note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or obligation (each, whether oral or written, a “Contract”) to which Seller is a party or by which Seller, or any property or asset of Seller, is bound, except in the case of clauses (i) and (ii) above for any such conflicts, violations, breaches, defaults, or other occurrences that would not, individually or the aggregate, reasonably be expected to have Seller Material Adverse Effect.
(a)The execution and delivery by Seller of this Agreement does not, the execution and delivery of each Ancillary Document to which it is, or is specified to be, a party will not, and the performance by Seller of this Agreement and each Ancillary Document to which it is, or is specified to be, a party and the consummation of the Transactions by Seller will not, require any consent, approval, authorization or permit of (“Consent”), or filing with or notification to, or registration or qualification with, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority, quasi-governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), except for (i) compliance with and filings under applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (ii) such other Consents (A) set forth on Section 7.01(b) of the Disclosure Letter and (B) required to be obtained by Purchaser in order to take title to the Purchased Loans or otherwise operate the Business.
SECTION 2.04The Membership Interests. Seller is the sole record and beneficial owner of the Membership Interests, free and clear of all Liens (other than under the Company Organizational Documents and transfer restrictions under applicable securities Laws). Except for the Membership Interests, Seller does not own of record or beneficially, or have any interest in or right to acquire, any equity interests in the Company or any Subsidiary, or other securities convertible or exchangeable into equity interests of the Company or any Subsidiary. Seller has the power and authority to sell, transfer, assign and deliver the Membership Interests to Purchaser, and upon delivery by Seller at the Closing of the items described in Section 1.03(c), and upon Seller’s receipt of the Estimated Purchase Price, good and valid title to the Membership Interests will pass to Purchaser, free and clear of any Liens, other than those arising from acts of Purchaser or its affiliates and other than transfer restrictions under applicable securities Laws. Other than this Agreement, the Company Organizational Documents and the Ancillary Documents, such Membership Interests are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Membership Interests. No claim has been made against Seller or any of its affiliates or, to the Knowledge of Seller, threatened against Seller or any of its affiliates asserting that any person is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, any of the Membership Interests owned by Seller.
SECTION 2.05Litigation. There is no claim, suit, action, proceeding, litigation, administrative charge, investigation or arbitration (an “Action”) pending or, to the Knowledge of

Seller, threatened against Seller by or before any Governmental Entity or arbitrator that would reasonably be expected to prevent Seller from consummating the transactions contemplated by this Agreement or any Ancillary Document. There is no Order imposed upon Seller or any of its affiliates that would reasonably be expected to prevent Seller from consummating the transactions contemplated by this Agreement or any Ancillary Document.
SECTION 2.06Brokers. No broker, finder or investment banker (other than each of Morgan Stanley & Co. LLC (“Morgan Stanley”) and TCBI Securities, Inc. (“TCBI Securities”)) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Ancillary Documents or the Transactions based upon arrangements made by or on behalf of Seller.
ARTICLE III

Representations and Warranties Relating to the Company
Seller represents and warrants as of the date hereof and as of the Closing Date to Purchaser, with respect to the Company and each Subsidiary that, except as set forth in the Disclosure Letter:
SECTION 3.01Organization and Good Standing; Organizational Documents.
(a)The Company and each Subsidiary (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation or organization, (ii) has full corporate, limited liability company or other similar power and authority, as applicable to own, lease and operate its properties and assets and to conduct its business as presently conducted, and (iii) is duly qualified or licensed to do business as a foreign company and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in the case of (ii) and (iii), where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected have a material adverse effect on its ability to perform its obligations under this Agreement or any Ancillary Agreement or to consummate the Transactions or to have a Company Material Adverse Effect. Section 3.01(a) of the Disclosure Letter sets forth a true, correct and complete list of each jurisdiction in which the Company and its Subsidiaries are authorized to do business. Neither the Company nor any Subsidiary is in material default under or in material violation of any provision of its respective Organizational Documents.
(a)True and complete copies of (i) the certificate of formation of the Company, as amended to the date of this Agreement, and the operating agreement of the Company, as amended to the date of this Agreement (as so amended, collectively, the “Company Organizational Documents”) and (ii) the organizational or similar documents of each Subsidiary, as amended to the date of this Agreement, have been made available to Purchaser.
(a)Section 3.01(c) of the Disclosure Letter sets forth a true and complete list of each of the directors, managers and officers of the Company and its Subsidiaries.
SECTION 3.02Capitalization. Section 3.02 of the Disclosure Letter accurately and completely sets forth the authorized, issued and outstanding equity interests in the Company. There are no equity interests in the Company other than the Membership Interests. All Membership Interests are duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens (other than restrictions on transfer under applicable securities laws), and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware Limited Liability Company Act or the Company Organizational Documents. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Membership Interests may vote (“Voting Company Debt”). There are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company is a party or by which it is bound (A) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional Membership Interests or any other equity interests in, or any security convertible or exercisable for or exchangeable into any Membership Interests of or other equity interest in, the Company or any Voting Company Debt or (B) obligating the Company to issue, grant, extend or enter into any such option, warrant, right, security, unit, commitment, Contract, arrangement or undertaking. There are no other agreements to which the Company is a party with respect to the voting of the Membership Interests.
SECTION 3.03Investment Company Act. Neither the Company nor any Subsidiary is required to be registered as an “investment company” or is an entity “controlled” by an “investment company” within the meaning of the Investment Company Act.
SECTION 3.04Subsidiaries.
(a)Section 3.04 of the Disclosure Letter sets forth a true and correct list of each Subsidiary, its jurisdiction of organization, the issued and outstanding shares of capital stock or other equity interests of such Subsidiary and the percentage of its capital stock or other equity interests directly or indirectly held by the Company. All of the outstanding shares of capital stock of or other equity interests in each Subsidiary are duly authorized, validly issued, fully paid and nonassessable, and are owned by the Company or another Subsidiary, free and clear of Liens, other than Permitted Liens. Except for its interests in the Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other equity or voting interests of any person.
(a)No outstanding shares of capital stock or other equity interests of any Subsidiary are subject to, or were issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the organizational documents of such Subsidiary. There are no bonds, debentures, notes or other indebtedness of any Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity interest of such Subsidiary may vote (“Voting Subsidiary Debt”). There are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any Subsidiary is a party or by which it is bound (A) obligating such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity interests or any other equity interests in, or any security convertible or exercisable for or exchangeable into any equity interest in, such Subsidiary or any Voting Subsidiary Debt or (B) obligating such Subsidiary to issue, grant, extend or enter into any such option, warrant, right, security, unit, commitment, Contract, arrangement or undertaking. There are no other agreements to which any Subsidiary is a party with respect to the voting of its equity interests.
SECTION 3.05No Conflict; Required Filings and Consents.
(a)The execution and delivery by Seller of this Agreement, the execution and delivery by Seller, the Company or any Subsidiary of each Ancillary Document to which it is, or is specified to be, a party will not, and, the performance by Seller of this Agreement and by the

Company and any Subsidiary of each Ancillary Document to which it is, or is specified to be, a party and the consummation of the Transactions will not, (i) conflict with or violate any provision of the Company Organizational Documents or the organizational or similar documents of any Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by Section 3.05(b) below have been obtained, and all filings described therein have been made, conflict with or violate any Judgment or Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or (iii) require any consent or other action by any person under, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations under, result in the loss of any right or benefit to which the Company or any Subsidiary is entitled under or result (immediately or with notice or lapse of time or both) in the creation of any Lien (other than a Permitted Lien) on any property or asset of the Company or any Subsidiary under, any Material Contract or Governmental Authorizations to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary is bound, except in the case of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on its ability to perform its obligations under this Agreement or any Ancillary Documents to which it is a party or to consummate the Transactions or to be material to the Purchased Loans, the Company and its Subsidiaries, taken as a whole.
(a)The execution and delivery by Seller of this Agreement does not, the execution and delivery by Seller, the Company or any Subsidiary of each Ancillary Document to which it is, or is specified to be, a party will not, and the performance by Seller of this Agreement and by Seller, the Company or any Subsidiary of each Ancillary Document to which it is, or is specified to be, a party and the consummation of the Transactions will not, require any Consent of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for (i) compliance with and filings under applicable requirements of the HSR Act and (ii) such other Consents (A) set forth on Section 2.03(b) of the Disclosure Letter and (B) required to be obtained by Purchaser in order to take title to the Purchased Loans or otherwise operate the Business.
SECTION 3.06Litigation.
(a)There is no Action pending or, to the Knowledge of Seller, threatened in writing by or against Seller (solely with respect to the Purchased Loans, the Company and the Business), the Company or any Subsidiary or its or their directors, officers or employees (in their capacities as such) or any of its properties, assets or businesses that are material in nature or amount.
(a) Since January 1, 2020, there have not been any outstanding Orders of any Governmental Entity affecting the Company or its Subsidiaries that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent the Company or any Subsidiary from consummating the Transactions.
SECTION 3.07Compliance.
(a)Seller (solely with respect to the Purchased Loans, the Business and the Company), the Company and the Subsidiaries hold all authorizations, franchises, licenses, permits, certificates, approvals, consents and orders of all Governmental Entities required to own, lease and operate their properties and lawfully conduct their business as currently conducted (the “Governmental Authorizations”) and are, and since January 1, 2020 have been, in compliance with the terms of such Governmental Authorizations, in each case, in all material respects. All such Governmental Authorizations are in full force and effect and have not been suspended, cancelled, modified or revoked, and are not subject to any Action related thereto, and, to the Knowledge of Seller, no such suspension, cancellation, modification or revocation or Actions are threatened, in each case except as would not reasonably be expected to, individually or in the aggregate, be material to the Purchased Loans, the Company and its Subsidiaries, taken as a whole. Since January 1, 2020, neither the Company nor any Subsidiary, nor the Seller (solely with respect to the Purchased Loans, the Business and the Company), has received any written notification from any Governmental Entity asserting that the Company or its Subsidiaries, or Seller (solely with respect to the Purchased Loans, the Business and the Company) is not in compliance with any Governmental Authorization, except for such failures or non-compliance as would not reasonably be expected to, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole. All such Governmental Authorizations are listed on Section 3.07 of the Disclosure Letter including the type of Governmental Authorization, the permit number, the jurisdiction issuing such Governmental Authorization and the expiration date of such Governmental Authorization. Seller (solely with respect to the Purchased Loans, the Business and the Company), the Company and each Subsidiary is, and since January 1, 2020 has been, in compliance in all material respects with all applicable Laws. To the Knowledge of Seller (solely with respect to the Purchased Loans and the Company), (i) no claims have been filed or threatened against the Company or its Subsidiaries or Seller (solely with respect to the Purchased Loans, the Business and the Company), as applicable and (ii) neither the Company and its Subsidiaries nor Seller (solely with respect to the Purchased Loans, the Business and the Company) are under investigation with respect to any violation of applicable Law, and no written notices have been received by the Company or its Subsidiaries or by Seller (solely with respect to the Purchased Loans, the Business and the Company), in each case, with respect thereto.
(a)None of Seller (solely with respect to the Purchased Loans, the Business and the Company), the Company, the Subsidiaries or, to the Knowledge of Seller, any director, officer or employee thereof is an individual or entity that is (i) currently the subject or target of any Sanctions, (ii) included on OFAC’s List of Specially Designated Nationals, OFAC’s Foreign Sanctions Evaders List, OFAC’s Sectoral Sanctions Identifications List, the U.S. Department of Commerce Denied Persons List, the U.S. Department of Commerce’s Entity List, the U.S. Department of Commerce’s Unverified List, HMT’s Consolidated List of Financial Sanctions Targets and the Investment Ban List, or any similar list enforced by the United States federal government, or (iii) located, organized or resident in a Designated Jurisdiction in violation of any Sanctions.
(a)Since January 1, 2017, none of Seller (solely with respect to the Purchased Loans, the Business and the Company), the Company or the Subsidiaries (i) has been found in violation of, charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the USA PATRIOT Act or any other United States law or regulation governing such activities (collectively, “Anti-Money Laundering Laws”), or any Sanctions laws, (ii) to the Knowledge of Seller, is under investigation by any Governmental Entity for possible violation of Anti-Money Laundering Laws or Sanctions, (iii) has been assessed civil penalties under any Anti-Money Laundering Laws or any Sanctions, (iv) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws, or (v) filed any voluntary disclosures with any Governmental Entity regarding possible violations of Sanctions.
(a)To the extent required by applicable Law, Seller has adopted and maintained “know-your-customer” and anti-money laundering programs and reporting procedures with respect to the Company, each Subsidiary, the Business and the Purchased Loans, and has complied with the terms of such programs and procedures for detecting and identifying money laundering.
(a)Seller has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Company, each Subsidiary, the Business and the Purchased Loans are in compliance with all applicable Sanctions.
(a)Neither the Company nor any of its Subsidiaries directly or indirectly (i) has any investment in or engages in any dealing or transaction with any person in violation of any applicable Sanctions or (ii) engages in any activity that could cause the Company or any of its Subsidiaries to become subject to Sanctions.
SECTION 3.08Financial Statements.
(a)Section 3.08(a) of the Disclosure Letter sets forth true, correct and complete copies of the Financial Statements. The Financial Statements (i) have been derived from the books and records of Seller, the Company and the Subsidiaries, (ii) have been prepared in accordance with GAAP applied on a basis consistent throughout the respective dates covered thereby (subject to exceptions as set forth in Section 3.08(a) of the Disclosure Letter) and (iii) fairly present in all material respects the combined financial position, assets and liabilities and results of operations and cash flows of the Business, as of the respective dates and for the respective fiscal periods indicated therein.
(a)Neither the Company nor any Subsidiary is subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent or otherwise, except for those liabilities and obligations (i) reserved against or provided for in the Latest Balance Sheet, (ii) incurred in the ordinary course of business consistent with past practice since the date of the Latest Balance Sheet, (iii) as contemplated by this Agreement, the Ancillary Documents or otherwise incurred in connection with the Transactions, (iv)  that are for performance, but not breach, under Contracts entered into in the ordinary course of business or (v) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(a)Seller has established and maintains a system of internal accounting controls designed to provide reasonable assurances that transactions are recorded in accordance with its management’s general or specific authorizations, and in conformity with GAAP consistently applied and applicable Law. Since January 1, 2020, neither Seller, the board of directors of Seller or any duly authorized committee thereof has received written notice of any material weakness regarding the accounting or auditing practices, procedures or methods of the Seller with respect to the Business or their internal accounting controls.
(a)Except as set forth on Section 3.08(d) of the Disclosure Letter, neither the Company nor any Subsidiary has any Indebtedness or has made any guarantees thereof.
SECTION 3.09Absence of Certain Changes.
(a)Since December 31, 2021 to the date of this Agreement, there has been no change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
(a)From December 31, 2021 to the date of this Agreement, Seller (solely with respect to the Purchased Loans, the Business and the Company), the Company and each Subsidiary has conducted the Business in the ordinary course of business and none of Seller

(solely with respect to the Purchased Loans, the Business and the Company), the Company or any Subsidiary has taken any action which, if taken after the date of this Agreement and prior to the Closing Date without the prior written consent of Purchaser, would constitute a breach of Section 5.01(b).
SECTION 3.10Taxes.
(a)all material Tax Returns of the Company and the Subsidiaries that are required by Law to be filed have been timely filed (taking into account any extensions), all such Tax Returns are correct and complete in all material respects and all material Taxes of the Company and the Subsidiaries that are due and payable, including all material Taxes shown as due on such Tax Returns (A) have been paid or (B) are being contested in good faith by appropriate proceedings and are appropriately reflected as liabilities in the Financial Statements if required by GAAP.
(a)no assessment, deficiency, or adjustment with respect to any material Taxes has been asserted in writing against the Company or any Subsidiary, which deficiency has not been paid, settled or withdrawn.
(a)there are no material Liens (other than Permitted Liens) for Taxes on the assets of the Company or any Subsidiary.
(a)there are no pending audits or examinations by a Governmental Entity with respect to any material Taxes of the Company or any Subsidiary and there are no disputes, claims or proceedings proposed or threatened in writing against the Company or any Subsidiary with respect to any material amount of Taxes.
(a)Neither the Company nor any Subsidiary has participated in any “reported transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4.
(a)The Company and the Subsidiaries have duly complied in all material respects with all withholding Tax and Tax deposit requirements (including with respect to any amounts paid or owing to any shareholder or unitholder, as the case may be, employee, creditor, independent contractor, or other third party).
(a)Neither the Company nor any Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return to a date later than the Closing Date (other than automatic extensions of time to file income Tax Returns in the ordinary course of business) and neither the Company nor any Subsidiary has consented or been requested to extend the time, or is the beneficiary of any extension of time, in which any material amount of Tax may be assessed or collected by any Governmental Entity, which extension is in effect as of the date hereof.
(a)Neither the Company nor any Subsidiary (A) has been a member of an affiliated, consolidated, combined, unitary or similar group or (B) has any liability for material Taxes of any person under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local or foreign law), by operation of Law or as a transferee or successor.
(a)Neither the Company nor any Subsidiary is a party to or bound by any Tax allocation or Tax sharing agreement with any person (other than an agreement entered into in the ordinary course of business and not primarily related to Taxes).

(a)There are no pending or threatened written claims by a Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by such jurisdiction.
(a)Neither the Company nor any Subsidiary is or has been a resident for Tax purposes, or has established or deemed to establish a permanent establishment, in any jurisdiction outside the country of its organization.
(a)Neither the Company nor any Subsidiary has deferred payment of any material amount of Taxes (including withholding Taxes) pursuant to Section 2302 of the Cares Act or Internal Revenue Service Notice 2020-65 or the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States, which deferred Taxes have not yet been paid prior to the Closing Date.
(a)No closing agreements, letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Governmental Entity with respect to the Company or any Subsidiary that would bind it in any taxable period (or portion thereof) after the Closing.
(a)The Company is and at all times since January 1, 2009, has been properly treated as a corporation for U.S. federal income tax purposes, and the Subsidiaries have been treated as entities disregarded as separate from their owners for U.S. federal income tax purposes since that date.
SECTION 3.11Title to Properties.
(a)Neither the Company nor any Subsidiary owns any real property. Section 3.11(a) of the Disclosure Letter sets forth a true and complete list of each real property lease, sublease, license, or other similar agreement (including all amendments, supplements, assignments, or modifications thereto, and guaranties thereof, each, a “Real Property Lease” and collectively, the “Real Property Leases”) pursuant to which the Company or any Subsidiary leases, subleases or licenses any real property that is used in the Business as lessee, sublessee or licensee (all such property, the “Leased Real Property”). The Company has furnished or otherwise made available to Purchaser true and complete copies of each Real Property Lease.
(a)The Company or any Subsidiary, as applicable, has, with respect to each Leased Real Property, a good and valid leasehold interest in the Leased Real Property, in each case free and clear of all Liens, except for Permitted Liens. Each Real Property Lease is legal, valid, binding on, and enforceable against, the Company or the Subsidiary party thereto, and, to the Knowledge of Seller, each other party thereto, and is in full force and effect. None of the Company or the Subsidiary party thereto are in material violation or default under any Real Property Lease or has received written notice of any material asserted violation or default by the Company or the Subsidiary party thereto under any Real Property Lease. No event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a default on the part of the Company or the applicable Subsidiary party thereto under any Real Property Lease. No other party to any Real Property Lease is, to the Knowledge of Seller, in default under any Real Property Lease, and, to the Knowledge of Seller, there exists no event or condition which after notice or lapse of time or both would constitute a default on the part of such other party under any Real Property Lease.
(a)None of the Company or any Subsidiary has exercised or given notice of exercise of, nor has any lessor, sublessor, landlord or sublandlord exercised or given notice of exercise of, any option, right of first offer or right of first refusal contained in any of the Real Property Leases. None of the Company or any Subsidiary has leased, subleased, assigned, licensed or otherwise granted to any person the right to use or occupy any portion of the Leased Real Property.
(a)The Leased Real Property is in good operating condition in all material respects and in a state of good and working maintenance and repair in all material respects, and is reasonably adequate and sufficient for the operation of the Business presently being conducted thereon. To the Knowledge of Seller, no portion of any facility, building, improvement or other structure located on any of the Leased Real Property has suffered any material damage by fire or other casualty within the past three years which has not been substantially repaired or restored.
SECTION 3.12Sufficiency of the Assets. On the Closing Date, the Company, the Subsidiaries and the Purchased Loans collectively constitute, in all material respects, all of the assets, properties and rights (including all IT, intellectual property, data, books and records) of Seller that, together with all the services and rights of the Company and the Subsidiary to be delivered or given under the Transition Services Agreement, are necessary to conduct the Business immediately following the Closing in substantially the same manner as the Business was conducted by Seller in the twelve (12) month period prior to the date of this Agreement.
SECTION 3.13Employee Benefit Plans.
(a)Section 3.13(a) of the Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Seller Benefit Plan and each Company Benefit Plan.
(a)With respect to each material Seller Benefit Plan (including each Assumed Benefit Plan) and each Company Benefit Plan, Seller has made available to Purchaser true and complete copies of (as applicable): (i) the applicable plan document or a written description thereof (or, if appropriate, a form thereof), including any material amendment or supplement thereto, or a written summary thereof in the case of any material unwritten Benefit Plan; (ii) the current summary plan description and summary of material modifications; (iii) the most recently filed annual report on IRS Form 5500 with respect thereto (if any) and accompanying schedules; (iv) the most recent financial statements and actuarial report; (v) the most recent determination or opinion letter from the IRS; (vi) the most recent written results of all required compliance testing; and (vii) copies of any material non-routine correspondence with the IRS, Department of Labor or other Governmental Entity. There has been no amendment to or announcement by Seller or any of its affiliates (including the Company and its Subsidiaries) relating to any Company Benefit Plan or any Assumed Benefit Plan that would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. The Company and its Subsidiaries may amend or terminate each Company Benefit Plan and each Assumed Benefit Plan (other than a Company Benefit Plan or Assumed Benefit Plan that is an individual agreement or arrangement with a Company Employee (including an individual award or similar participation agreement under a Benefit Plan) that requires the Company Employee’s consent of such amendment or termination) at any time without incurring any Liability thereunder other than in respect of claims incurred prior to such amendment or termination and the customary costs of implementing such amendment or termination.
(a)None of the Company, any Subsidiary or any ERISA Affiliate sponsors, maintains or contributes to, or has in the past six (6) years sponsored, maintained or contributed to, or has any actual or contingent Liabilities with respect to, (i) any multiemployer plan as defined in Sections 3(37) and 4001(a)(3) of ERISA (a “Multiemployer Plan”), (ii) any “employee pension benefit plan” as defined in Section 3(2) of ERISA, (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 406 of ERISA, (iv) a plan that is subject to the minimum funding standards of Section 302 of ERISA, Sections 412, 430 or 4971 of the Code or Title IV of ERISA or a

“defined benefit” plan within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA (whether or not subject thereto), (v) a plan that is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (vi) a plan that is maintained in connection with any trust described in Section 501(c)(9) of the Code. None of Company, any Subsidiary and any ERISA Affiliate has withdrawn at any time within the preceding six years from any Multiemployer Plan, or incurred any withdrawal liability that remains unsatisfied, and no events have occurred and no circumstances exist that could reasonably be expected to result in any such Liability to the Company or any of its Subsidiaries.
(a)With respect to each Seller Benefit Plan in which any Business Employee participates that is intended to be “qualified” within the meaning of Section 401(a) of the Code, (i) each such Benefit Plan has at all times since its adoption been so qualified and has received a favorable determination or opinion letter from the Internal Revenue Service with respect to its qualification and (ii) no event has occurred that would reasonably be expected to result in disqualification or adversely affect such exemption or in the imposition of any material Liability, penalty or Tax under ERISA or the Code. No Company Benefit Plan or Assumed Benefit Plan is intended to be “qualified” within the meaning of Section 401(a) of the Code.
(a)Each Assumed Benefit Plan and each Company Benefit Plan (and each related trust, insurance contract or fund) (i) has been established, funded, operated and administered in accordance with its terms and in compliance in all material respects with all applicable Law, including ERISA and the Code, and (ii) there are no Actions pending or, to the Knowledge of Seller, threatened by or on behalf of any Assumed Benefit Plan or Company Benefit Plan, by any Company Employee or beneficiary covered under any such Assumed Benefit Plan or Company Benefit Plan, as applicable, or otherwise involving any such Assumed Benefit Plan or Company Benefit Plan (other than routine claims for benefits).
(a)No Assumed Benefit Plan or Company Benefit Plan provides, and none of the Company nor any of its Subsidiaries has any current or potential obligation to provide, retiree medical, health or life insurance or other post-termination welfare benefits to any person, other than coverage mandated solely by applicable Law. Each Assumed Benefit Plan or Company Benefit Plan that is subject to the Affordable Care Act has been established, maintained and administered in compliance in all material respects with the requirements of the Affordable Care Act, including all notice and coverage requirements, and the Company and each ERISA Affiliate offers minimum essential health coverage, satisfying the affordability and minimum value requirements, to their full time employees (as defined by the Affordable Care Act) sufficient to prevent Liability for assessable payments under Section 4980H of the Code. No Assumed Benefit Plan or Company Benefit Plan that provides group health benefits is a self-insured arrangement by the Company or any of its Subsidiaries or funded through a trust. None of the Company nor any of its Subsidiaries has incurred (whether or not assessed), or is reasonably expected to incur or to be subject to, any Tax or other penalty with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or under Section 4980B, 4980D or 4980H of the Code.
(a)Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any Company Employee to any severance pay or any other payment or benefit under any Assumed Benefit Plan or Company Benefit Plan or trigger any other obligation or increase under any Assumed Benefit Plan or Company Benefit Plan, (ii) result in the acceleration of the time of payment or vesting, trigger the funding or increase the amount, in each case, of any compensation or benefits payable or provided (currently or in the future) to any Company Employee under any Assumed Benefit Plan or Company Benefit Plan, or (iv) result in an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Assumed Benefit Plan or Company Benefit Plan. No Company Employee is entitled to receive any additional payment (including any Tax gross-up or other payment) as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.
(a)Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(a)Each Assumed Benefit Plan and Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered in compliance with, Section 409A of the Code and applicable guidance thereunder and no amount under such Benefit Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.
(a)All Assumed Benefit Plan and Company Benefit Plan subject to the Laws of any jurisdiction outside of the United States or that covers any Company Employee residing or working outside of the United States (each, a “Foreign Benefit Plan”) (i) if they are intended to qualify for special tax treatment, meet all requirements for such treatment and, to the Knowledge of Seller, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special tax treatment with respect to such Foreign Benefit Plan, (ii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (iii) if intended or required to be qualified, approved or registered with a Governmental Entity, is and has been so qualified, approved or registered and nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.
SECTION 3.14Labor Relations.
(a)Seller has delivered the Business Employee List to Purchaser and all of the information included on the Business Employee List is true and accurate as of the date hereof. Seller shall update and deliver to Purchaser an updated Business Employee List at least ten (10) Business Days prior to the Closing Date to reflect any terminations and new hires and reallocations not in violation of this Agreement or as otherwise consented to by Purchaser. To Knowledge of Seller, the services provided by the Company Employees constitute all of the services reasonably required to conduct and operate the Business in the same manner as of the Closing Date, in all material respects, as conducted by the Company and its Subsidiaries as of the date hereof.
(a)None of Seller nor any of its affiliates (including the Company and its Subsidiaries) is a party to or otherwise bound by any Collective Bargaining Agreement or other agreement with a labor union, works council or similar employee or labor organization applicable to any Company Employee and, to the Knowledge of Seller, there are no activities or proceedings of any labor union, works council or similar employee or labor organization to organize any such Company Employees. Additionally, (i) there is not now, nor has there ever been, any labor strike, material dispute, material slowdown, material stoppage, lockout or unfair labor practice charge actually pending or, to the Knowledge of Seller, threatened against or affecting Seller or its affiliates (including the Company and its Subsidiaries) and that involves any of the Company Employees, (ii) there is no unfair labor practice charge or complaint pending before any applicable Governmental Entity relating to Seller or any of its affiliates (including the Company and its Subsidiaries) or any Company Employee, (iii) there is no representation claim or petition pending before any applicable Governmental Entity and

(iv) there are no charges with respect to or relating to Seller or any of its affiliates (including the Company and its Subsidiaries) pending before any applicable Governmental Entity responsible for the prevention of unlawful employment practices.
(a)Seller and its affiliates (including the Company and its Subsidiaries) are and have been in compliance in all material respects with all Laws and regulations relating to Company Employees and employment or engagement of labor, including all Laws relating to wages, hours, overtime, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, and the collection and payment of withholding and/or social security Taxes. Each of Seller and its affiliates (including the Company and its Subsidiaries) has complied in all material respects with all requirements required by immigration Laws or regulations, including all requirements of Form I-9 employment verification. No Company Employee has ever brought or, to the Knowledge of Seller, threatened to bring a claim for unpaid compensation or employee benefits, including overtime amounts.
(a)No Company Employee will, as of immediately prior to the Closing, have any entitlement to unused vacation, paid-time off, personal or sick leave days accrued in respect of any period prior to first day of the calendar year in which the Closing Date occurs.
(a)None of Seller or any of its affiliates (including the Company and its Subsidiaries) is delinquent in payment to any Company Employee for any wages, fees, salaries, commissions, bonuses, or other direct compensation for service performed by them or amounts required to be reimbursed to such Company Employee or in payments owed upon any termination of such Company Employee’s employment or engagement.
(a)To the Knowledge of Seller, no current Company Employee is bound by any Contract or subject to any Order of any Governmental Entity that would materially interfere with the use of such Company Employee’s best efforts to promote the interests of the Company or any of its Subsidiaries or that would materially conflict with the Company’s or any of its Subsidiaries’ business as currently conducted. To the Knowledge of Seller, (i) no current Company Employee, or group of Company Employees, intends to terminate his, her or their employment or engagement with the Company or any of its Subsidiaries, and (ii) none of the Company or any of its Subsidiaries has a present intention to terminate the employment or engagement of any of the foregoing.
(a)Any current Company Employee who is not treated as an employee for federal income tax purposes by Seller or any of its affiliates (including the Company and its Subsidiaries) is not an employee under applicable Laws or for any purpose, including, without limitation, for Tax withholding purposes or Benefit Plan eligibility. Each Company Employee who is or was treated as an employee has been properly classified as “exempt” or “non-exempt” under applicable Law.
(a)During the past five (5) years, (i) no written allegations of workplace sexual harassment or illegal retaliation or discrimination have been made known to Seller or any of its affiliates (including the Company and its Subsidiaries), initiated, filed or, to the Knowledge of Seller, threatened against, (ii) to the Knowledge of Seller, no verbal allegations of workplace sexual harassment or illegal retaliation or discrimination have been reported against, and (iii) none of the Seller or any of its affiliates (including the Company and its Subsidiaries) has entered into any settlement agreement relating to allegations of sexual harassment or illegal retaliation or discrimination by, in each case, a Company Employee with an annual base salary or annualized base wage rate of $200,000 and above.
SECTION 3.15Intellectual Property.

(a)Section 3.15(a) of the Disclosure Letter sets forth a true, accurate and complete list, as of the date of this Agreement, of all Patents, Patent applications, Trademark registrations and applications therefor, Copyright registrations and applications therefor and Domain Names, in each case, owned or purported to be owned by the Company or any Subsidiary (collectively, the “Company Registered Intellectual Property”). The material Company Registered Intellectual Property is subsisting and enforceable, and to the Knowledge of Seller, valid. All registration, maintenance and renewal fees currently due in connection with material Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s and its Subsidiaries’ ownership interests therein.
(a)Together with all the services and rights of the Company and the Subsidiaries to be delivered or given under the Transition Services Agreement, the Company or its Subsidiaries exclusively own all right title and interest in and to, or is licensed or otherwise has the valid right to use, all Intellectual Property used in, held for use in or necessary to conduct the business of the Company and the Subsidiaries as presently conducted, in each case, free and clear of all Liens, other than Permitted Liens. None of the material Company-Owned Intellectual Property is subject to any Action that may affect the validity, use or enforceability of any such Company-Owned Intellectual Property.
(a)Section 3.15(c) of the Disclosure Letter lists, as of the date of this Agreement, all Contracts to which the Company or any Subsidiary is a party, under which (i) the Company or any Subsidiary is granted any license to use, or covenant not to sue or assert with respect to, any Intellectual Property or (ii) any third party is granted any license to use or covenant not to sue or assert with respect to, any Company-Owned Intellectual Property, in each case excluding (A) non-exclusive licenses for generally commercially available, off-the-shelf, non-customized Software under standard, non-negotiable terms, for a one time or annual aggregate fee of less than $250,000; (B) non-exclusive licenses by the Company to its customers or resellers granted in the ordinary course of business; (C) Incidental Licenses; and (D) confidentiality and non-disclosure agreements entered into in the ordinary course of business (collectively, “IP Licenses”).
(a)Neither the conduct of the business of the Company and its Subsidiaries as presently conducted or previously conducted, nor the use by the Company or any of its Subsidiaries of the Company-Owned Intellectual Property, infringes, misappropriates, dilutes or otherwise violates, or since January 1, 2020, has infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any person. No claims are pending or, to the Knowledge of Seller, threatened against the Company or any Subsidiary alleging that the Company or any Subsidiary is infringing, misappropriating, diluting or otherwise violating, or has infringed, misappropriated, diluted or otherwise violated, the rights of any person with regard to any Intellectual Property. No proceeding is currently pending, or to the Knowledge of Seller, threatened in writing, since January 1, 2020 contesting or otherwise challenging the Company’s or any of its Subsidiaries’ ownership or validity of any Company-Owned Intellectual Property. To the Knowledge of Seller, no person is infringing, misappropriating, diluting or otherwise violating the rights of the Company or any Subsidiary with respect to any material Company-Owned Intellectual Property. No proceeding involving the Company or any of its Subsidiaries is currently pending, or, to the Knowledge of Seller, threatened, since January 1, 2020, against any third party, alleging an infringement, misappropriation or other violation of any Company-Owned Intellectual Property.

(a)The Company and the Subsidiaries have taken commercially reasonable measures to protect and maintain the secrecy and confidentiality of material Trade Secrets owned by the Company or any Subsidiary. All current and former developers, creators, inventors and authors of material Company-Owned Intellectual Property (including all Proprietary Software) have irrevocably and presently assigned in writing all of their rights, title and interest to such Intellectual Property to the Company or one of its Subsidiaries (and any copyrightable works or works of authorship have been deemed works made for hire for the Company or one of its Subsidiaries). All current and former employees and contractors of the Company and its Subsidiaries and other persons with access to confidential Company-Owned Intellectual Property have executed an agreement prohibiting disclosure of such Company-Owned Intellectual Property, including non-public proprietary information included therein. No current or former employee, officer, director, contractor, advisor or consultant of the Company or any of its Subsidiaries has any right, title, claim or interest in or to any material Company-Owned Intellectual Property. No current or former employee, officer, director, contractor, advisor or consultant of the Company or any of its Subsidiaries has misappropriated any material Trade Secrets or other confidential information of any other person in the course of his or her duties.
(a)Section 3.15(f) of the Disclosure Letter sets forth a true, correct and complete list of all material Software owned or purported to be owned by the Company or any of its Subsidiaries (“Proprietary Software”). None of the Proprietary Software contains, is derived from, or is distributed, integrated, or bundled with any Software or other materials, including any Software or materials that are distributed as “free software,” “open source software,” or under similar licensing or distribution terms (including the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, and other licenses of a similar type of kind), that would (i) require or condition the use or distribution of any Company-Owned Intellectual Property (including any Proprietary Software) on the disclosure, licensing, or distribution of any portion of the Company-Owned Intellectual Property (including any Proprietary Software), (ii) require any of the Company or any of its Subsidiaries to distribute or make available any Company-Owned Intellectual Property (including any Proprietary Software) or (iii) otherwise impose any limitation, restriction, waiver of rights or condition on the right or ability of the Company or any of its Subsidiaries to use or distribute any Company-Owned Intellectual Property (including any Proprietary Software).
(a)Neither the Company or any of its Subsidiaries, nor any other person acting on behalf of any of the foregoing, has disclosed or delivered to any third party, agreed to disclose or deliver to any third party, or permitted the disclosure or delivery from any escrow agent or other third party, any source code of any of the Proprietary Software. No event has occurred, and no circumstance or condition exists (including the consummation of the transactions contemplated by this Agreement, in and of itself) that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or any of its Subsidiaries or any other person acting on behalf of any of the foregoing of any such source code to any third party.
(a)The Company and its Subsidiaries, or the Seller on behalf of the Company and its Subsidiaries, have taken commercially reasonable steps to maintain and protect the integrity and operation of their information technology systems, computers, Software, hardware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment (the “IT Systems”). Since January 1, 2020, there have been no material failures, crashes, security breaches or unauthorized access or other materially adverse events affecting the IT Systems. Together with all the services and rights of the Company and the Subsidiaries to be delivered or given under the Transition Services Agreement, the IT Systems are sufficient for the Company’s and its Subsidiaries’ current needs in the operation of the businesses of the Company and its Subsidiaries as currently conducted. The IT Systems provide for the back-up and recovery of data consistent with recovery plans, procedures and facilities implemented by the Company or any of its Subsidiaries. The information stored in the IT Systems has been adequately protected by the Company and its Subsidiaries from unauthorized use, access or modification by any person. Neither the IT Systems nor the Proprietary Software contain any computer code or any other mechanisms which are reasonably likely to (i) disrupt, disable, erase or harm any of the foregoing’s operation or cause any of the foregoing to materially damage or corrupt any data, hardware, storage media, programs, equipment or communications or (ii) permit any person to access without authorization any of the foregoing or any product or system containing or used in conjunction with any of the foregoing. Since January 1, 2020 through the Closing Date, the Company and its Subsidiaries have had sufficient seat licenses for the IT Systems used in the operation of their businesses.
(b)All of the Company’s and its Subsidiaries’ products and services (including the Proprietary Software) currently comply with all applicable warranties and contractual commitments relating to the use, functionality, and performance of the products, and there are no pending or threatened claims alleging any such failure. There exist no technical deficiencies or problems with any of the Company’s or its Subsidiaries’ products and services, the Proprietary Software or IT Systems that adversely affect the performance of such products and services, or that cause any such products and services to fail to substantially conform to their written specifications, other than routine, non-material Software bugs or glitches that may be remedied in the Company’s or its Subsidiaries’ ordinary course of the business.
(c)No (i) funding, facilities or personnel of any Governmental Entity or (ii) funding, facilities or personnel of a university, college or other educational institution or research center was used in the development of any Company-Owned Intellectual Property.
(d)Neither the Company nor any of its Subsidiaries is, nor has ever been, a member or promoter of, or a contributor to, any industry standards body or any similar organization in a manner that could reasonably be expected to require or obligate the Company or any Subsidiary to grant or offer to any person or other third party any license or right to any Company-Owned Intellectual Property.
SECTION 3.16Privacy and Data Security.
(a)The Company and its Subsidiaries comply, and at all times since January 1, 2020 have complied with: (i) all applicable Data Protection Laws relating to privacy, cybersecurity, and data protection, with respect to the collection or use of Personal Information and business data and data systems, including the storage, sharing, transfer, disposition, protection and processing thereof; (ii) any publicly posted and internal privacy policies of the Company and its Subsidiaries relating to the protection, and security of Personal Information; and (iii) all contractual and other legal requirements to which the Company and its Subsidiaries are subject (collectively, the “Data Protection Requirements”). The Company and its Subsidiaries have made all required assessments and certifications in accordance with all applicable Data Protection Laws, and all such assessments and certifications are complete and accurate in all material respects. All employees of the Company and its Subsidiaries that handle Personal Information and business data have received training with respect to compliance with Data Protection Requirements.
(a)The Company and its Subsidiaries, or the Seller on behalf of the Company and its Subsidiaries, have established and maintained physical, technical, and administrative security measures and policies, compliant with applicable Data Protection Laws, that (a) identify internal and organizational risks to the confidentiality, integrity, security, and availability of Personal Information, taking into account the sensitivity of data or systems, (b) reasonably protect the confidentiality, integrity, availability, and security of the business software, systems, and websites that are involved in the collection or processing of Personal Information or business data; and (c) are in compliance with applicable Data Protection Requirements concerning the notification of Data Security Breaches. The Company and its Subsidiaries, or the Seller on behalf of the Company and its Subsidiaries, maintain commercially reasonable security, disaster recovery and business continuity plans, procedures, and facilities. Together with all the services and rights of the Company and the Subsidiaries to be delivered or given under the Transition Services Agreement, all Personal Information is materially necessary for the operation of the business as currently conducted, backed up on a regular basis, and will be available for use by, and in the possession or control of the Company and its Subsidiaries immediately following the Closing Date, in substantially the same manner as used immediately prior to the Closing Date.
(a)Neither the Company nor any Subsidiary has experienced any Data Security Breaches, failures, crashes, or other adverse events or incidents that would require (x) notification of individuals, law enforcement, or any Governmental Entity; or (y) remedial action under Data Protection Requirements, nor since January 1, 2020 has there been any material breach in security of any of the information systems used by the Company or any Subsidiary to store or otherwise process any Personal Information.
(a)There are no pending complaints, actions, fines, or other penalties facing the Company or any Subsidiary, and no written notice, complaint, claim, inquiry, audit, enforcement action, proceeding, or litigation of any kind has been served on, or initiated against, the Company or any Subsidiary in connection with any Data Security Breaches. Neither the Company nor any Subsidiary has received any written complaints, subpoenas, demands, or notices, and there have not been any other complaints, subpoenas, demands, notices, or any audits, proceedings, investigations or claims conducted or asserted, by any Governmental Entity investigating, inquiring into, or otherwise relating to any actual or potential violations of any Data Protection Requirement by the Company or any Subsidiary.
SECTION 3.17Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Loans, Company and its Subsidiaries, taken as a whole: (i) neither the Company nor any Subsidiary has received any notice, notification, demand, request for information, citation, summons or order from any Governmental Entity alleging a violation or liability or other obligation under Environmental Laws, and no Environmental Claim is pending or, to the Knowledge of Seller, threatened in writing by any Governmental Entity or other person against, the Company or any Subsidiary or any person whose liability for any Environmental Claim the Company or any Subsidiary has assumed either contractually or by operation of law; (ii) the Company and the Subsidiaries are and since January 1, 2020, have been in compliance with all Environmental Laws and all Environmental Permits, and all such Environmental Permits are in full force and effect; (iii) neither the Company nor any Subsidiary is conducting or paying for any responsive or corrective action under any Environmental Law at any location and Hazardous Materials have not been released by the Company or any Subsidiary at, on, in or under any property currently or, to the Knowledge of Seller, formerly owned or leased by the Company or any Subsidiary, or to the Knowledge of Seller, any other property, in each case, in a manner that would reasonably be expected to result in an Environmental Claim against the Company or any Subsidiary; and (iv) neither the Company nor any Subsidiary is party to any Judgment that imposes any obligations under any Environmental Law. Seller has made available to Purchaser copies of all material Phase I and Phase II environmental site assessments and, to the extent conducted since January 1, 2020, all material environmental compliance audits and health and safety relating to the Company or any Subsidiary, and properties currently or formerly owned, leased, or operated by the Company or any the Subsidiary, in each case which are in their possession or under their reasonable control and related to noncompliance with or liability under Environmental Laws and Environmental Permits.
SECTION 3.18Material Contracts.

(a)Section 3.18(a) of the Disclosure Letter sets forth a true and correct list of each of the following Contracts in effect as of the date of this Agreement to which the Company or any Subsidiary is party or is bound, excluding the Benefits Plans (each such Contract, together with each other Contract entered into after the date of this Agreement that would otherwise have been included on Section 3.18(a) of the Disclosure Letter if entered into prior to the date of this Agreement, the “Material Contracts”):
(i)Contracts under which the Company or any Subsidiary has borrowed any money from, or issued any other evidence of obligation for borrowed money to, any person (other than Seller, the Company or any Subsidiary) in excess of $500,000 or which evidences the mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on assets of the Company or its Subsidiaries;
(i)Contracts under which the Company or any Subsidiary has guaranteed any obligation for borrowed money in excess of $500,000;
(i)Contracts that contain any outstanding obligations of the Company or any of its Subsidiaries with respect to an “earn-out”, contingent purchase price, or similar contingent payment obligation or indemnification obligation, in each case, in excess of $250,000;
(i)Contracts prohibiting or restricting in any material respect the ability of the Company or any of its Subsidiaries to conduct its business, to engage in any business or to solicit any customer or client, whether in any geographical area or otherwise;
(i)Contracts that contain most favored customer pricing provisions in favor of any third party or that require the Company or any of its Subsidiaries to deal with any third party on an exclusive basis;
(i)Contracts with any Governmental Entity (other than license agreements or permits);
(i)joint venture and partnership agreements or other similar agreements involving the sharing of profits, losses, costs or liabilities of the Company or any of its Subsidiaries with any other unaffiliated third party;
(i)Contracts involving resolutions or settlement of any actual or threatened Action against the Company or any of its Subsidiaries and involving aggregate payments in excess of $500,000 (net of any insurance coverage) that have not been discharged or paid in full prior to the date hereof, or that contain any ongoing obligations or exposures that are material to the Company and its Subsidiaries (excluding confidentiality obligations);
(i)Contracts that involve the expenditure, payment or receipt by the Company or any Subsidiary of more than $500,000 in the aggregate during any twelve-month period;
(i)Contracts providing for any merger or business combination with respect to the Company or any Subsidiary or the acquisition or disposition by the Company or any Subsidiary of any business (whether completed or pending) (A) entered into at any time during the last five years or (B) under which the Company or any Subsidiary has any ongoing obligations, including with respect to any indemnity;
(i)IP Licenses;

(i)Contracts that (A) grant a Lien (other than a Permitted Lien) on any material asset or property of the Company or any Subsidiary or (B) provide for the acquisition or disposition of any material asset relating to the business of the Company or the Subsidiaries and is valued at an amount exceeding $500,000;
(i)Contracts between the Company or a Subsidiary, on the one hand, and Seller or any of its affiliates, on the other hand (a “Material Affiliate Contract”);
(i)the Real Property Leases; or
(i)Contracts involving aggregate future payments by or to the Company or any of its Subsidiaries in excess of $500,000 per year that cannot be cancelled by the Company or any of its Subsidiaries without penalty or without more than one hundred eighty (180) days’ notice.
(a)(i) Each of such Material Contracts is valid and binding on the Company or the Subsidiary party thereto and, to the Knowledge of Seller, each other party thereto, and is in full force and effect, (ii) neither the Company nor any Subsidiary is in violation or default beyond any applicable notice or cure period under any Material Contract in any material respect or has received written notice of any asserted violation or default by the Company or any Subsidiary party thereto under any Material Contract, (iii) no event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a material default on the part of the Company or any Subsidiary party thereto under any Material Contract, (iv) as of the date of this Agreement, no other party to such Material Contract is, to the Knowledge of Seller, in default beyond any applicable notice or cure period in any respect thereunder and (v) as of the date of this Agreement, neither the Company nor any Subsidiary has received written notice from any other party to a Material Contract that such other party intends to terminate, not renew, or renegotiate in any material respect the terms of, any such Material Contract.
(a)The Company has furnished or otherwise made available to Purchaser true and complete copies of each Material Contract.
SECTION 3.19Title to Purchased Loans. Seller has good and marketable title to each Purchased Loan, and Seller is the sole owner thereof, free and clear of all Liens (except for those Liens that are being released simultaneously with such transfer) and has the full right, power and authority to sell, contribute, assign, transfer and pledge its interest in such Purchased Loan, and, immediately upon the transfer thereof to Purchaser, Purchaser shall have good and marketable title to such Purchased Loan and shall be the sole equitable and legal owner thereof, in each case free and clear of all Liens. Seller has not authorized the filing of and to Knowledge of Seller, there are no financing statements against Seller that include a description of collateral covering any portion of such Purchased Loan that has not otherwise been released in connection with the sale of such Purchased Loan to Purchaser other than any financing statement relating to the security interest granted to Seller and validly assigned to Purchaser.
SECTION 3.20Security Interest. Seller has a validly created, existing and perfected security interests in the insurance policies and any other collateral pledged, assigned, mortgaged, delivered or transferred as security under the Loan Agreements.
SECTION 3.21Loans; Loan Agreements. With respect to each Purchased Loan:
(a)the information set forth in the Signing Date Loan Tape is true and correct in all material respects as of July 31, 2022;

(a)each Purchased Loan arose from a bona fide transaction in the ordinary course of business;
(a)a copy of the Form Loan Agreement with respect to such Purchased Loan has been made available to Purchaser and Seller has not issued any Purchased Loans that are not substantially consistent with such Form Loan Agreement;
(a)each Purchased Loan and related Loan Agreement, and any agreement pursuant to which any property was pledged to secure such Purchased Loan, constitutes a legal, valid and binding payment obligation executed in writing by the applicable Obligor named therein, enforceable by Seller in accordance with its terms, except as enforceability may be limited by the Bankruptcy and Equity Exception, and, no instrument has been executed by Seller that, to the Knowledge of Seller, would result in any release, satisfaction, cancellation, or rescission of any Loan Agreement;
(a)to the Knowledge of Seller, Seller is not in material breach or material default under any Loan Agreement relating to such Purchased Loan, and no other party to the Loan Agreement relating to such Purchased Loan is as of the date of this Agreement in material breach or material default under any Loan Agreement; provided that solely for purposes of this Section 3.21(e), Seller will only be deemed to be in material breach or material default if (i) Seller has received written notice of a material breach or material default by Seller under a Loan Agreement relating to such Purchased Loan, (ii) the related Obligor is more than one-hundred twenty (120) calendar days past due on any portion of payment required to be made under the terms of the related Loan Agreement or (iii) the related Obligor has become the subject of a proceeding under Debtor Relief Law and Seller has actual knowledge of such proceeding;
(a)Seller has taken no actions to prevent or impair such Purchased Loan from being valid, binding and enforceable against the applicable Obligor;
(a)the terms, covenants and conditions of such Purchased Loan have not been waived, altered, impaired, modified or amended by Seller in any material respect, except as previously disclosed in a written document to Purchaser or as permitted under the related Loan Agreements;
(a)to the Knowledge of Seller (i) the related Obligor has not asserted any defense, counterclaim, offset or dispute with respect to such Purchased Loan or (ii) no material Action is pending or has been threatened in writing regarding the validity or enforceability of such Purchased Loan;
(a)as of the applicable Loan Origination Date, such Purchased Loan was denominated in U.S. dollars and the billing address of the related Obligor and the related bank account used for payments via ACH transfers on such Purchased Loan, if applicable, were each located in the U.S. or one of its territories;
(a)such Purchased Loan is not a revolving line of credit or similar credit facility that allows for the credit available to the Obligor to increase as outstanding balances are repaid and the future disbursement of any unfunded credit under such Purchased Loan is contingent on the pledge of additional collateral to adequately secure any such disbursement of additional available credit;
(a)such Purchased Loan is not a renewal or extension of any previously defaulted loan that has been renewed or extended for the purpose of providing a workout of the loan terms to avoid the Obligor from being in default;

(a)there are no material unpaid fees owed to third parties relating to the origination of such Purchased Loans;
(a)there are no unpaid fees owed to third parties relating to the origination of such Purchased Loans;
(a)Seller has possession of the electronic records evidencing such Purchased Loan.;
(a)to Knowledge of Seller, the promissory note or other record that constitutes or evidences such Purchased Loan does not have any marks or notations indicating that it has been pledged, assigned or otherwise conveyed to any person other than Purchaser;
(a)such Purchased Loan constitutes a “payment intangible” or an “account” within the meaning of the Article 9 of the UCC;
(a)the Credit Policy and Form Loan Agreements furnished or otherwise made available to Purchaser as of the date of this Agreement are true, correct, and complete as of the date of this Agreement;
(a)as of the Loan Origination Date, Seller has no actual knowledge that the Obligor is subject to or restricted by any receivership, insolvency or bankruptcy proceeding;
(a)to the Knowledge of Seller, as of the Loan Origination Date, no Obligor is a natural person; and
(a)no selection procedures having an adverse effect on Purchaser have been designed by Seller in selecting such Purchased Loan from those loans owned by Seller.
SECTION 3.22Validity of Policies.
(a)Seller has not received any notice from an Issuing Insurance Company contesting the validity of any Policy, including any notice of (i) the rescission, termination, voidance or cancellation of any Policy, or (ii) the lapse of any such Policy, in each case since the original date of issuance of such Policy.
(a)Seller, has not received from the Issuing Insurance Company any request for a declaration relating to insurable interest issues, or misrepresentations or fraud by any person in connection with the issuance of the Policy.
(a)With respect to each Policy, such Policy has not lapsed since the date of issuance of such Policy.
(a)Seller has not received any written notice in respect of any Policy that the related Issuing Insurance Company has or intends to raise the cost of insurance or other charges or expenses related to such Policy in any material respect nor, to Knowledge of Seller, is there an intent of such Issuing Insurance Company to raise the cost of insurance or other charges or expenses related to such Policy.
(a)The Seller has not received any notice of and is not aware of, (1) any Insured, any family member of any such Insured intending to challenge the validity of such Policy, Seller’s lien on such Policy or interest in the death benefits of such Policy, or (2) any person having a claim or a Lien on any Policy or related death benefits to be paid on any Policy, or (3) any facts that would provide for the Issuing Insurance Company having any valid offset, right of rescission, defense or counterclaim with respect to its payment obligations under a Policy.
(a)To the Knowledge of Seller, no material medical or financial information supplied by or on behalf of the Insured or Obligor in the application for the issuance of such is, or at the date of such application or execution of such item was, false, incomplete or misleading in any material respect.
(a) To the Knowledge of Seller, at issuance of each Policy, such Policy was issued in compliance with all applicable Laws and the Policy owner had an insurable interest in the life of the Insured.
SECTION 3.23Compliance with Applicable Law. Each Purchased Loan was originated and serviced in compliance with the Credit Policy, the Portfolio Management Policy and the Management and Services Agreement and with applicable Laws, in each case, in all material respects including, to the extent applicable, usury laws, Regulation U and any other applicable margin lending rules, the Federal Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Federal Trade Commission Act, the Fair Debt Collection Practices Act, the Fair Credit Billing Act, the Magnuson-Moss Warranty Act, Federal Reserve Board Regulations B and Z, the Servicemembers Civil Relief Act, state adaptations of the National Consumer Act and of the Uniform Consumer Credit Code, Anti-Money Laundering Laws, Sanctions and any other consumer credit, equal opportunity or disclosure laws applicable to such Purchased Loan.
SECTION 3.24Assignability of Purchased Loans. The Purchased Loans have not been originated in, and are not subject to the laws of, any jurisdiction under which the sale, transfer, assignment, setting over, conveyance or pledge of such Purchased Loan would be unlawful, void or voidable in any material respect. Seller has not entered into agreement with any Obligor that prohibits, restricts or conditions in any material respect, the assignment of the Purchased Loans to Purchaser in accordance with the terms of this Agreement. No notices to, or consent or approvals from, the related Obligor or any other person are required by the terms of the Purchased Loans or otherwise for the consummation of the sale of the Purchased Loans under this Agreement to Purchaser, including the transfer and assignment of the Related Loan Assets.
SECTION 3.25Insurance. Section 3.25 of the Disclosure Letter sets forth a true, correct and complete list of all insurance policies in force on the date hereof with respect to the Business, operations or employees of the Company and its Subsidiaries (other than Benefit Plans) or with respect to which the Company or any of its Subsidiaries is a named insured or otherwise the beneficiary of coverage (such policies, the “Insurance Policies”). Seller maintains insurance, including worker’s compensation, comprehensive property and casualty, liability, errors and omissions, directors’ and officers’, cyber and other insurance as is customary within the industry of the Company and its Subsidiaries or as may be required under applicable Laws on behalf of the Company and the Subsidiaries. Seller has complied in all material respects with the terms and provisions of the Insurance Policies. All Insurance Policies are in full force and effect, (and, following the consummation of the transactions contemplated hereby, will continue to remain in full force and effect), all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet but may be required to be paid with respect to any period ending prior to the Closing Date) and, no notice of cancellation, suspension, revocation, modification, material amendment or termination or denying coverage thereunder has been received with respect to any Insurance Policy which has not been replaced on substantially similar terms prior to the date of such cancellation.
SECTION 3.26Affiliate Arrangements. Except for employment and similar agreements and the payment of compensation and benefits to employees in the ordinary course of business, no present or former direct or indirect member or equityholder of the Company or any of its Subsidiaries (including Seller), nor any present or former officer, director or manager of the Company or its Subsidiaries, Seller, nor any affiliate (excluding the Company and its Subsidiaries) or family member of the foregoing (a) owns, directly or indirectly, any economic or ownership interest in (i) any property or asset, real or personal, tangible or intangible, including any Contract, used in or held for use in connection with or pertaining to the business of the Company or (ii) any supplier, customer, lessor, lessee or competitor of the Company or any of its Subsidiaries, (b) owes any amounts for borrowed money to the Company or its Subsidiaries, or (c) is a party to any Material Affiliate Contract.
SECTION 3.27COVID-19 Matters.
(a)The Company has not (i) sought benefits or relief under any COVID-19 Laws or any COVID-19-related Orders, or (ii) applied for or received any relief from Taxes or other Tax benefit under any COVID-19 Law, including claiming an employee retention credit or deferring any amount of employer or employee payroll Taxes. Neither the Company nor any of its Subsidiaries has at any time received proceeds of any borrowings under a PPP Loan.
(a)The Company is, and at all times since adoption was, in compliance in all material respects with any and all (i) “stay-at-home,” “shelter-in-place,” or “safer at home” Orders or similar Orders issued by any Governmental Entity applicable to any location in which the Company operates and (ii) COVID-19 Laws, in each case as the Company has reasonably interpreted and understood such Orders and COVID-19 Laws.
(a)The Company has not implemented, and has no present plans to implement, any reductions in hours, furloughs, or salary reductions in connection with COVID-19 that would (i) cause any employees currently classified as “exempt” under applicable federal and state law to lose such “exempt” status, or (ii) cause any employee’s compensation to fall below the applicable federal, state, or local minimum wage.
SECTION 3.28Top Producers. Section 3.28 of the Disclosure Letter sets forth a true and complete list of the top twenty (20) Producers (each, a “Top Producer”) based on revenue attributed to such Producer for the 12-month period ending December 31, 2021 and the six (6) month period ending June 30, 2022. To the Knowledge of Seller, each Contract between any Top Producer and the Business, the Company or any of its Subsidiaries is valid and binding against the Top Producer and such Top Producer is acting in accordance with its terms in all material respects. To the Knowledge of Seller, no Top Producer is in default with respect to any such Contract in any material respect. From January 1, 2021 through the date of this Agreement, no Top Producer has terminated his or her relationship with the Business, the Company or any of its Subsidiaries, nor has any Producer notified Seller or the Company or any of its Subsidiaries in writing of an intent to terminate such relationship. To the Knowledge of Seller, to the extent required by Law, each Top Producer is, and at all times since January 1, 2020 through the date of this Agreement during which such Top Producer has acted as a Top Producer on behalf of the Business, the Company or any of its Subsidiaries, has been, duly registered with and/or licensed by the appropriate Governmental Entity in jurisdictions requiring such registration and/or license for the activities conducted by such Top Producer in such jurisdiction.
SECTION 3.29Brokers. No broker, finder or investment banker (other than each of Morgan Stanley and TCBI Securities) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Company or any of its directors, officers or employees.
SECTION 3.30No Other Representations or Warranties. Except for the representations and warranties made by Seller in Article II and in this Article III, none of Seller,

the Company, the Subsidiaries or any other person makes any other express or implied representation or warranty with respect to Seller, the Company or any Subsidiary or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Seller, the Company or any Subsidiary, notwithstanding the delivery or disclosure to Purchaser or any of its representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, none of Seller, the Company, the Subsidiaries or any other person makes or has made any express or implied representation or warranty to Purchaser or any of its representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Seller, the Company, any Subsidiary or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects or (b) except for the representations and warranties made by Seller in Article II and in this Article III, any oral or written information presented to Purchaser or any of its affiliates or representatives in the course of their due diligence investigation of Seller, the Company, the Subsidiaries, the negotiation of this Agreement, the Ancillary Documents or the course of the Transactions. None of Seller, the Company, the Subsidiaries or any other person will have or be subject to any liability or other obligation to Purchaser, its affiliates, representatives or any person resulting from the sale of the Membership Interests and the Purchased Loans to Purchaser, the consummation of the Transactions or Purchaser’s use of, or the use by any of its affiliates or representatives of any such information, including information, documents, projections, forecasts or other material made available to Purchaser, its affiliates or representatives in any “data rooms”, teaser, confidential information memorandum or management presentations in connection with the Transactions, unless any such information is expressly and specifically included in a representation or warranty contained in Article II or Article III and then only as expressly provided in this Agreement. Seller disclaims any and all other representations and warranties, whether express or implied.
ARTICLE IV

Representations and Warranties of Purchaser
Purchaser represents and warrants to Seller as follows:
SECTION 4.01Organization, Standing and Power. Purchaser (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation or organization, (ii) has full corporate, limited liability company or other similar power and authority, as applicable, to own, lease and operate its properties and assets and to conduct its business as presently conducted, except where any failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the Transactions, and (iii) is duly qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.
SECTION 4.02Authority; Execution and Delivery; Enforceability. Purchaser has all necessary corporate, limited liability company or other similar power and authority, as applicable, to execute and deliver this Agreement and any Ancillary Document to which it is, or is specified to be, a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Purchaser of this

Agreement and any Ancillary Document to which it is, or is specified to be, a party, and the consummation by Purchaser of the Transactions, have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Purchaser, and each Ancillary Document to which Purchaser is, or is specified to be, a party will at or prior to the Closing be, duly executed and delivered by Purchaser. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each Ancillary Document to which Purchaser is, or is specified to be, a party will constitute, a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as enforcement thereof may be limited against Purchaser by the Bankruptcy and Equity Exception. No vote of holders of any class or series of capital stock of Purchaser is required in connection with the execution, delivery and performance by Purchaser of this Agreement and any Ancillary Document to which it is, or is specified to be, a party and the consummation by Purchaser of the Transactions.
SECTION 4.03No Conflicts; Consents.
(a)The execution and delivery by Purchaser of this Agreement does not, the execution and delivery by Purchaser of each Ancillary Document to which it is, or is specified to be, a party will not, and the performance by Purchaser of this Agreement and each Ancillary Document to which it is, or is specified to be, a party and the consummation by Purchaser of the Transactions will not, (i) conflict with or violate any provision of the charter or organizational or similar documents of Purchaser or any of its subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by Section 4.03(b) below have been obtained, and all filings described therein have been made, conflict with or violate any Judgment or Law applicable to Purchaser or any of its subsidiaries or by which any property or asset of Purchaser or any of its subsidiaries is bound or (iii) require any consent or other action by any person under, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations under, result in the loss of any right or benefit to which Purchaser or any of its subsidiaries is entitled under or result (immediately or with notice or lapse of time or both) in the creation of any Lien on any property or asset of Purchaser or any of its subsidiaries under, any Contract to which Purchaser or any of its subsidiaries is a party or by which Purchaser or any of its subsidiaries, or any property or asset of Purchaser or any of its subsidiaries, is bound, except in the case of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the Transactions.
(a)The execution and delivery by Purchaser of this Agreement does not, the execution and delivery of each Ancillary Document to which Purchaser is, or is specified to be, a party will not, and the performance by Purchaser of this Agreement and each Ancillary Document to which it is, or is specified to be, a party and the consummation by Purchaser of the Transactions will not, require any Consent of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for (i) compliance with and filings under applicable requirements of the HSR Act and (ii)  such other Consents set forth on Section 2.03(b) of the Disclosure Letter.
SECTION 4.04Brokers. No broker, finder or investment banker (other than RBC Capital Markets, LLC, the fees and expenses of which will be paid by Purchaser) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Ancillary Documents or the Transactions based upon arrangements made by or on behalf of Purchaser or any of its directors, officers or employees.

SECTION 4.05Available Funds. As of the date of this Agreement, Purchaser has, and as of the Closing Date, Purchaser will have, cash on hand that is sufficient to enable it to pay all amounts, including any expenses of Purchaser, required to paid by Purchaser hereunder in order consummate the Transactions.
SECTION 4.06Litigation. As of the date of this Agreement, there is no Action pending or threatened in writing against Purchaser or any of its subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, nor are there any Judgments outstanding against Purchaser or any of its subsidiaries or their respective businesses, assets or properties that would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.
SECTION 4.07Investment Purpose. Purchaser is acquiring the Membership Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of federal, state or other applicable securities Laws. Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act. Purchaser understands that the Membership Interests have not been registered under the Securities Act or any state securities Laws and may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom (and federal, state and other applicable securities laws and regulations) and are being transferred to Purchaser, in part, in reliance on the foregoing representation.
SECTION 4.08No Additional Representations; No Reliance.
(a)Purchaser acknowledges and agrees that except for the representations and warranties made by Seller in Article II and Article III, none of Seller, the Company, the Subsidiaries or any other person makes any other express or implied representation or warranty with respect to Seller, the Company, any Subsidiary, or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects. Seller disclaims any and all other representations and warranties, whether express or implied or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Seller, the Company or any Subsidiary, notwithstanding the delivery or disclosure to Purchaser or any of its representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.
(a)Notwithstanding anything contained in this Agreement or the Ancillary Documents, it is the explicit intent of the parties hereto that none of Seller, the Company or the Subsidiaries is making any representation or warranty whatsoever, express or implied, beyond those expressly given by Seller in Article II and Article III, including any implied warranty or representation as to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the Membership Interests, the Purchased Loans or any of the assets of the Company, the Subsidiaries or their respective businesses.
(a)In furtherance of the foregoing, Purchaser acknowledges and represents that it is not relying on any representation or warranty of Seller, the Company, the Subsidiaries other than those representations and warranties specifically given by Seller in Article II and Article III. Purchaser acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the business of Seller, the Company, and the Subsidiaries and the nature and condition of their properties, assets and business and, in making the determination to proceed with the Transactions, has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article II and Article III.

ARTICLE V

Covenants Relating to Conduct of the Parties
SECTION 5.01Conduct of the Company and the Subsidiaries.
(a)Except in respect of matters (A) required by applicable Law or Order, (B) set forth in Section 5.01 of the Disclosure Letter, (C) related to any good faith action or inaction of Seller, the Company or any Subsidiary in response to COVID-19, COVID-19 Laws or any COVID-19 Measures; provided, that to the extent practicable Seller shall consult in good faith with Purchaser on any actions taken, or expected to be taken in reliance on this clause (C), and in any event shall notify Purchaser of any such action in writing as promptly as possible, (D) consented to by Purchaser in writing (which consent shall not be unreasonably withheld, delayed or conditioned) or (E) set forth in or as otherwise expressly required by this Agreement or any Ancillary Document, between the date of this Agreement and the Closing, Seller shall, and shall cause the Company and the Subsidiaries to, (x) subject to the restrictions and exceptions set forth in Section 5.01(b) or elsewhere in this Agreement or any Ancillary Document, conduct the Business in the ordinary course of business and (y) preserve substantially intact the Business, keep available the services of the Company’s current officers and employees and preserve substantially intact the Company’s and the Subsidiaries’ relationships with customers, vendors, Producers and other persons with which it has business relations that are material to the Business.
(a)Without limiting the foregoing, except in respect of matters (A) required by applicable Law or Order, (B) set forth in Section 5.01(b) of the Disclosure Letter, (C) related to any good faith action or inaction of Seller, the Company or any Subsidiary in response to COVID-19 or any COVID-19 Measures; provided, that to the extent practicable Seller shall consult in good faith with Purchaser on any actions taken, or expected to be taken in reliance on this clause (C), and in any event shall notify Purchaser of any such action in writing as promptly as possible, (D) consented to by Purchaser in writing (which consent shall not be unreasonably withheld, delayed or conditioned) or (E) set forth in or as otherwise expressly required by this Agreement or any Ancillary Document, between the date of this Agreement and the Closing, Seller shall not (with respect to the Company, any Subsidiary or the Purchased Loans), and shall cause the Company and the Subsidiaries not to:
(i)in the case of the Company, (A) adjust, split, combine or reclassify any of its Membership Interests or issue or authorize or propose the issuance of any other equity interests in respect of, in lieu of or in substitution for, Membership Interests in the Company or (B) purchase, redeem or otherwise acquire Membership Interests in the Company or any other equity interests thereof or any rights, warrants or options to acquire any such interests;
(i)issue, transfer, sell, grant, pledge, encumber or otherwise dispose of (A) any of its membership interests or other equity interests in the Company or any Subsidiary other than issuances, transfers, sales or dispositions of equity interests of Subsidiaries to the Company or another Subsidiary, (B) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such membership interests or other equity interests or (C) any “phantom” stock, “phantom” stock rights, stock appreciation rights, or stock-based performance units;
(i)declare, set aside, make or pay any dividend or other distribution on or in respect of its equity securities (other than (i) cash distributions and dividends prior to the Closing and (ii) cash distributions and dividends by Subsidiaries of the Company to the Company or any of its Subsidiaries);

(i)amend the Company Organizational Documents or amend the equivalent organizational or similar documents of any Subsidiary, in each case, whether by merger, consolidation or otherwise;
(i)(A) other than in the ordinary course of business, (x) renew, materially amend, terminate or cancel (other than by expiration of the existing term) any (i) Material Contract or (ii) Material Affiliate Contract that will not terminate at or prior to the Closing without any continuing liability, or (y) enter into any Contract that would be a Material Contract if in effect on the date of this Agreement or (B) amend, modify, waive or terminate any of the notices or letter agreements set forth in Section 2.04 of the Disclosure Letter;
(i)make or commit to make any capital expenditures that are required under GAAP to be capitalized or that would require expenditures after the Closing, in each case in excess of $50,000 individually or $200,000 in the aggregate, other than those expenditures set forth in the Company’s annual budget previously provided to Purchaser;
(i)sell, lease (as lessor), license (as licensor) or otherwise dispose of any of its material properties or assets (including capital stock or equity interests of the Company or any Subsidiary, but excluding Company-Owned Intellectual Property) other than sales or other dispositions of properties or assets in the ordinary course of business, or grant any Lien (other than Permitted Liens) on any of its material properties or assets;
(i)(A) sell, transfer, license, sublicense, abandon, allow to be dedicated to the public domain, allow to lapse, surrender, pledge, encumber, grant or dispose to any person any Company-Owned Intellectual Property, other than non-exclusive Intellectual Property licenses granted to customers or resellers in the ordinary course of business, or the disposal of any registered Intellectual Property at the end of its statutory life after all permitted renewals and extensions have been filed, or (B) disclose any Trade Secrets or source code of any material Proprietary Software to any third party, other than pursuant to a valid and binding confidentiality agreement or other binding obligation of confidentiality the Company or any of its Subsidiaries entered into in the ordinary course of business;
(i)pledge, encumber or otherwise subject to a Lien (other than a Permitted Lien) (A) any of its material properties or assets (including capital stock or other equity interests in the Company or any Subsidiary) or (B) any of the Purchased Loans;
(i)other than (x) borrowings not exceeding in the aggregate an outstanding aggregate principal amount of $1,000,000 at any time or (y) other borrowings under lines of credit or similar arrangements in existence as of the date of this Agreement that will be repaid in full prior to the Closing, incur any Indebtedness for borrowed money;
(i)cancel any debts (whether owing by or to the Company or its Subsidiaries) or waive or compromise any claims or rights in amounts in excess of $150,000 individually, or $250,000 in the aggregate (other than repayments of amounts with respect to any existing Indebtedness for borrowed money outstanding as of the date hereof);
(i)make any loans or capital contributions to, or investments in, any person, other than (A) to, or in, the Company or any Subsidiary, (B) extensions of trade credit in the ordinary course of business or (C) extensions of credit to customers in the ordinary course of business;

(i)except as required pursuant to the terms of any Benefit Plan set forth on Section 3.13(a) of the Disclosure Letter as in effect as of the date of this Agreement, (1) increase the compensation or benefits of any Company Employee, other than annual merit-based base salary increases in the ordinary course of business in respect of Company Employees with annual base salaries below $200,000, (2) grant or increase any severance, change of control, termination or similar compensation or benefits payable to any Company Employee, (3) accelerate the time of payment or vesting of, the lapsing of restrictions or waiving of performance conditions with respect to any compensation or benefits payable to any Company Employee under any Benefit Plan, (4) enter into, terminate or amend any Benefit Plan (or any plan, program, agreement or arrangement that would be a material Benefit Plan if in effect on the date hereof) in which any Company Employee (or such Company Employee’s covered dependents) participate or are eligible to participate, or grant, amend or terminate any awards under any Benefit Plan to any Company Employee, (5) fund any payments or benefits that are payable or to be provided under any Company Benefit Plan, (6) terminate (other than for “cause” or due to death) any Company Employee or hire (or engage) any individual who would be a Company Employee, in each case, other than an individual with an annual base salary below $200,000 in the ordinary course of business, (7) make any loan to any Company Employee (other than advancement of expenses in the ordinary course of business consistent with past practices), (8) enter into, amend or terminate any Collective Bargaining Agreement or other agreement with a labor union, works council or similar employee or labor organization covering any Company Employee (or enter into negotiations to do any of the foregoing), (9) recognize or certify any labor union, works council, bargaining representative, or any other similar organization as the bargaining representative for any Company Employee, (10) implement or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hour or benefits, work schedule changes or similar actions that could implicate the Worker Adjustment and Retraining Notification Act or any similar state law covering any Company Employee, (11) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any Company Employee, or (12) transfer the employment of any Company Employee from the Company or any Subsidiary to the Seller or any of its affiliates (other than the Company and its Subsidiaries) or transfer the employment of any employee, officer, director or other individual service provider from the Seller or any of its affiliates (other than the Company and its Subsidiaries) to the Company or any Subsidiary;
(i)other than in the ordinary course of business, make or change any material Tax election or change any material method of accounting or period, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim, apply for any Tax ruling, in each case, that would have the effect of increasing the Tax liability of the Company or any Subsidiary for any taxable period (or portion thereof) beginning after the Closing Date;
(i)change any methods or principles of financial accounting used by the Company, except as required by (A) GAAP (or any interpretation thereof), (B) the Company’s independent accountants or (C) the Financial Accounting Standards Board or any similar organization;
(i)except in respect of dormant or unused entities in the ordinary course of business, adopt or enter into any Contract in respect of any plan of complete or partial liquidation, arrangement, dissolution, merger, consolidation or effect any recapitalization, reclassification, equity split (or reverse equity split) or like change in its capitalization;

(i)acquire any material assets or any securities of any other person (other than the Company or any of its Subsidiaries), whether as part of a business combination or otherwise; or acquire, including by way of merger, consolidation or purchase of any capital stock or assets, any business of any person or other business organization or division thereof (other than the Company or any of its Subsidiaries), in a single transaction or a series or related transactions;
(i)(A) (1) enter into any amendment to any Loan Agreement in effect as of the date of this Agreement that provides for an increase in the principal balances of the loans under such Loan Agreement or (2) enter into any new Loan Agreement after the date of this Agreement, such that the net increase pursuant to (A)(1) and (A)(2) of this clause (xviii), in the aggregate principal balances of the loans under all Loan Agreements then outstanding would exceed $250,000,000, or (B) enter into any new Loan Agreement or materially amend any existing Loan Agreement other than in the ordinary course of business and in accordance with Seller’s normal credit policies;
(i)enter into any Loan Agreement with respect to any loan that is excluded from the definition of a Specified Loan hereunder;
(i)make any filings with any Governmental Entity relating to (A) the withdrawal by the Company or any of its Subsidiaries from any lines of business or (B) the entering into by the Company or any of its Subsidiaries of any new lines of business; provided that this clause shall not prevent response to inquiries from Governmental Entities;
(i)settle any proceeding involving any liability of the Company or any of its Subsidiaries for money damages in excess of $100,000 individually or $300,000 in the aggregate or in a manner involving material non-monetary relief, an admission of wrongdoing or any material restrictions upon the conduct of the Company or any of its Subsidiaries;
(i)abandon, modify, fail to renew, waive, terminate or let lapse any Governmental Authorization that would restrict in any material manner the operation of the Business;
(i)enter into any Contract that restrains, restricts, limits or impedes the ability of the Company or any of its Subsidiaries to compete with or conduct any business or line of business in any geographic area;
(i)(A) acquire any real property, (B) sublease or license, as sublessor or licensor, any Leased Real Property, (C) enter into any lease, sublease, license, or other occupancy agreement, as lessee, sublessee, licensee or occupant, with respect to any real property, or (D) renew, amend or modify, terminate, rescind, or grant any material waiver under, any Real Property Lease; or
(i)authorize, resolve, commit or agree in writing to take any of the actions described in this Section 5.01(b).
(a)Notwithstanding Section 5.01(b)(xiv), Seller shall (and shall cause the Company and its Subsidiaries to) use reasonable best efforts to rescind the Form 8832 filed with respect to the Company on August 15, 2022.
(a)Nothing contained in this Agreement shall prohibit the Company or any Subsidiary from (i) repaying Indebtedness or (ii) declaring, setting aside or making any cash dividends or distributions in respect of any outstanding Membership Interests or any capital stock or other equity interests of a Subsidiary, as applicable, on or prior to the Closing, unless the record date of any such dividend or distribution shall be prior to the Closing but the payment date thereof shall be after the Closing.
SECTION 5.02Right to Control. Nothing contained in this Agreement or any Ancillary Document shall give Purchaser, directly or indirectly, the right to control or direct the operations of Seller, the Company or any Subsidiary prior to the Closing. Prior to the Closing, each of Seller, the Company, the Subsidiaries and Purchaser and its subsidiaries shall exercise, consistent, and in compliance, with the terms and conditions of this Agreement and the Ancillary Documents, complete unilateral control and supervision over their respective business operations.
ARTICLE VI

Additional Agreements
SECTION 6.01Access to Information.
(a)Subject to applicable Law and any applicable Order, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement pursuant to Section 8.01, Seller shall, and shall cause the Company and each Subsidiary to, afford to Purchaser and its representatives reasonable access during normal business hours to the officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement or any Ancillary Document or any proposals from other parties relating to any competing or alternative transactions) of Seller (solely in respect of the Purchased Loans and the Company), the Company and the Subsidiaries, and Seller shall, and shall cause the Company and the Subsidiaries to, furnish promptly to Purchaser and its representatives such information concerning their business, personnel, assets, liabilities and properties as Purchaser may reasonably request, in each case for the primary purposes of transition and integration planning and confirming the satisfaction of the closing conditions; provided that Purchaser and its representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of Seller, the Company or any Subsidiary; provided further, however, that nothing herein shall require Seller, the Company or any Subsidiary to provide such access or information if the applicable company determines, in its reasonable judgment, that doing so would reasonably be expected to (i) result in the disclosure of trade secrets or competitively sensitive information to third parties, (ii) violate applicable Law, an applicable Order or a Contract or obligation of confidentiality owing to a third party, (iii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, or (iv) be adverse to the interests of Seller, the Company or any Subsidiary in any pending or threatened Action; provided that, in the case of clause (ii) or (iii) above, the parties shall reasonably cooperate in seeking an alternative means whereby Purchaser is provided access to such information in a manner that does not jeopardize such privilege, protection or confidentiality obligation or does not result in such risk. Until the Closing, all information provided will be subject to the terms of the Nondisclosure Agreement. Immediately upon the Closing, and without any action by any party hereto or any of their respective affiliates, the Nondisclosure Agreement shall terminate.
(a)Notwithstanding anything in this Agreement to the contrary, before the Closing, without the prior written consent (including via email) of Seller, neither Purchaser nor any of its representatives shall contact any of the following persons or their respective representatives: (A) any party to any Loan Agreement other than Seller or its affiliates, (B) any employees of, suppliers to or customers of Seller, the Company, any Subsidiary or their affiliates or (C) any Obligors under any Loan Agreements of the Purchased Loans, in any case, to the extent, such contact pertains to this Agreement, any other Ancillary Document or any Transaction, or to otherwise discuss the business, operations or assets of Seller, the Company and the Subsidiaries (it being understood, for the avoidance of doubt, that ordinary course contacts with any of the foregoing persons unrelated to this Agreement, any other Ancillary Document or any Transaction shall not be restricted by this Section 6.01(b)); provided, however, that (1) Seller and Purchaser shall cooperate in good faith to facilitate Purchaser’s communication with such persons to the extent associated with obtaining any Consent or transitioning to Purchaser’s ownership of the Business from and after the Closing Date and (2) the foregoing shall not restrict any contacts with senior management of Seller to the extent related to transitional and post-closing matters associated with the Transactions and in compliance with applicable Law.
(a)No later than five (5) Business Days following the end of each calendar month during the period commencing with the date of this Agreement until the Closing, Seller will provide to Purchaser a report (each, an “Updated Portfolio Report”) that identifies the following information with respect to loans arising under each new Loan Agreement or amended Loan Agreement (the “New Loans”) executed during the period since the date the last Updated Portfolio Report was delivered to Purchaser: date of the Loan Agreement, type and size of the new principal balance of the New Loans.
SECTION 6.02Reasonable Best Efforts.
(a)Upon the terms and subject to the conditions set forth in this Agreement, Purchaser and Seller shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to Closing and any Delayed Transfer to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including:
(i)(1) causing the waiting period under the HSR Act to terminate or expire at the earliest possible date (the “HSR Approval”), including by filing or causing to be filed as promptly as practicable, but in no event later than ten (10) Business Days after the date of this Agreement, with the Federal Trade Commission and the United States Department of Justice, Antitrust Division any notifications required to be filed under the HSR Act with respect to the Transactions and promptly supplying any additional information and documentary material that may be requested pursuant to the HSR Act and (2) making an appropriate filing, if necessary, in connection with the Other Governmental Approvals and Purchaser Licenses as promptly as practicable, but in no event later than ten (10) Business Days after the date of this Agreement and promptly supplying any additional information and documentary material that may be requested by a Governmental Entity in connection therewith;
(i)obtaining all other necessary actions or nonactions, Orders from Governmental Entities and Consents required in connection with the authorization, execution, delivery, performance and consummation of this Agreement, the Ancillary Documents and the Transactions (together with the Other Governmental Approval and the Purchaser Licenses, the “Other Approvals”) and promptly supplying any information and documentary material that may be requested by any Governmental Entity in connection with this Agreement, the Ancillary Documents or the Transactions; provided that, with respect to any Consents from third parties, Seller shall not have any obligation to pay or commit to pay any amount or incur any obligation or grant any concession or accommodation (financial or otherwise) in favor of any such third party, or to commence or participate in any Action, in order to obtain any such Consents;

(i)seeking to avoid the initiation by any Governmental Entity of, and vigorously defending, any lawsuits or other legal proceedings, whether regulatory, judicial, administrative or other, to which it is a party challenging or affecting this Agreement, the Ancillary Documents or the Transactions or seeking to prohibit or delay the consummation of the Transactions or rescind, vacate, or otherwise challenge any Orders granted;
(i)seeking to avoid the entry of and to have lifted or rescinded any Order which may adversely affect the ability of the parties to consummate the Transactions; and
(i)executing and delivering any additional instruments necessary to consummate the Transactions and fully carry out the purposes of this Agreement and the Ancillary Documents.
(a)Purchaser and Seller shall jointly coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any applications and filings for approval of the matters contemplated by this Agreement and the Ancillary Documents which require regulatory approval and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, any Governmental Entity relating to the Transactions and of all other regulatory matters incidental thereto. Purchaser and Seller shall furnish to each other all information required for any application or other filing under any applicable Law in connection with the Transactions; provided that materials may be redacted as necessary to comply with contractual arrangements in effect as of the date of this Agreement or as necessary to address reasonable privilege or confidentiality concerns. Purchaser shall consult, in good faith, with Seller in respect of any communications, meetings or other contacts, formal or informal, oral or written, with any Governmental Entity in connection with the Transactions or any related declaration, filing, registration, notice, authorization, consent or approval, and shall provide Seller with advance notice and an opportunity to attend all meetings and oral communications with any Governmental Entity relating to any of the foregoing. Purchaser will provide Seller with reasonable advance opportunity to review and comment upon, and will consider in good faith the views of Seller in connection with, all written communications with a Governmental Entity regarding the Transactions and will promptly provide Seller with copies of all written communications to or from any Governmental Entity relating to the Transactions; provided that materials may be redacted as necessary to comply with contractual arrangements in effect as of the date of this Agreement or as necessary to address reasonable privilege or confidentiality concerns. Neither Purchaser nor Seller shall consent to any voluntary delay of the Closing at the behest of any Governmental Entity without the consent of each other. Nothing in this Section 6.02 will apply to or restrict communications or other actions by Seller with or with respect to Governmental Entities in connection with their business in the ordinary course of business.
(a)Purchaser agrees to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment asserted by any Governmental Entity in connection with obtaining the HSR Approval and the Other Approvals, so as to enable the Closing and any Delayed Transfer to occur as promptly as practicable, including (i) agreeing to conditions imposed by any Governmental Entity and proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Purchaser, any of Purchaser’s affiliates, the Company or any Subsidiary or (ii) accepting any operational restrictions, or otherwise taking or committing to take actions that limit any of Purchaser’s or its affiliates’ (including, after the Closing, the Company and the Subsidiaries) freedom of action with respect to, or its ability to retain or freely operate, any of the assets, properties, licenses, rights, operations or businesses of Purchaser, any of Purchaser’s affiliates, the Company or any Subsidiary, in each case as may be required in order to obtain the

HSR Approval or any Other Approval or to avoid the entry of, or to effect the lifting or dissolution of, any Order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing (the actions described in clauses (i) through (ii), the “Remedy Actions”), provided, however, that notwithstanding the foregoing or anything in this Agreement to the contrary, nothing in this Agreement or the other Ancillary Documents shall require Purchaser or any of its affiliates to (i) take, agree to take or cause to be taken any Remedy Action with respect to Purchaser or any of its affiliates or their respective businesses or (ii) take, agree to take or cause to be taken any Remedy Action, in each case with respect to clauses (i) and (ii), that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole (each a “Regulatory Material Adverse Effect”); provided, that, for purposes of determining whether any action, term, condition or limitation would have, or would reasonably be expected to have individually or in the aggregate, a Regulatory Material Adverse Effect, impacts on Purchaser and/or the Company and its Subsidiaries will be aggregated. Except to the extent mutually agreed in writing between Seller and Purchaser, Seller shall not, and shall not be required to, and Purchaser shall not, in connection with obtaining any consents or approvals hereunder, or in connection with otherwise complying with any provisions of this Agreement or any Ancillary Document, agree or consent to, or offer to agree or consent to, (x) the taking of any action or the imposition of any terms, conditions, limitations or standards of service the effectiveness or consummation of which is not conditional upon the occurrence of the Closing, (y) the imposition of any terms, conditions or limitations on or with respect to Seller, any of its affiliates, any of their respective businesses or any of the benefits to Seller and its affiliates of the Transactions or (z) any amendments or modifications to any of the terms of this Agreement or any of the Ancillary Documents.
(a)Without limiting the generality of anything contained in this Section 6.02, Purchaser and Seller shall, to the extent permitted by applicable Law: (i) give each other prompt notice of the making or commencement of any request, inquiry or Action by or before any Governmental Entity with respect to the Transactions; (ii) keep each other informed as to the status of any such request, inquiry or Action; and (iii) promptly inform each other of any communication to or from any Governmental Entity regarding the Transactions. Purchaser and Seller will consult and cooperate with each other and will consider in good faith the views of each other in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Transactions.
SECTION 6.03Public Announcements. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto. The parties hereto shall not issue any press release or make any other public statements with respect to the Transactions without the consent of Purchaser and Seller except as may be required by applicable Law, Order, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided that the party proposing to issue any press release or to make any other public statement in compliance with any such disclosure obligations shall use commercially reasonable efforts to consult in good faith with the other party before doing so. Notwithstanding the forgoing, this Section 6.03 shall not apply to any press release or other public statement made by any of the parties hereto (a) which does not contain any information relating to Purchaser, Seller, the Company or any Subsidiary that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the Transactions.
SECTION 6.04Employee Benefit Matters.

(a)For a period of one  year following the Closing Date (the “Continuation Period”), Purchaser shall provide, or cause its affiliates (including, after the Closing, the Company and its Subsidiaries) to provide, to each Company Employee who is employed by the Company or any of its Subsidiaries as of the Closing Date (other than an employee who fails to satisfactorily complete the standard pre-employment screening process of Purchaser and its affiliates prior to or promptly following the Closing Date) (each, a “Continuing Employee”), (i) total target annual cash compensation opportunities (which, for the avoidance of doubt, consists of an annual base salary or hourly wage rate, as applicable, and a target annual cash incentive compensation opportunity) that are no less in the aggregate than the total target annual cash compensation provided to such Continuing Employee immediately prior to the Closing, and (ii) qualified retirement and welfare benefits and other employee benefits that are substantially comparable in the aggregate to those benefits provided to (x) such Continuing Employee immediately prior to the Closing Date or (y) similarly situated employees of Purchaser or its affiliates during the Continuation Period (in each case, excluding any defined benefit plans, retiree health or welfare plans, severance and any non-qualified plans), with such determination between the foregoing clauses (x) and (y) to be made in Purchaser’s sole discretion).
(a)Purchaser shall, or shall cause its affiliates (including, after the Closing, the Company and any Subsidiary) to, provide each Continuing Employee whose employment is terminated during the Continuation Period with severance benefits that are no less favorable than the severance payments and severance benefits to which such employees would have been entitled with respect to such termination under the severance policy of the Company and the Subsidiaries as in effect immediately prior to the Closing Date, subject to such Continuing Employee’s prompt execution of a general release of claims in favor of Purchaser and its affiliates in a form reasonably acceptable to Purchaser.
(a)Purchaser shall, and shall cause its affiliates (including, after the Closing, the Company and any Subsidiary) to, use commercially reasonable efforts to cause any “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) established or maintained by Purchaser or any of its affiliates (including, after the Closing, the Company and any Subsidiary) (including any vacation and paid time off) in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Closing Date to recognize each Continuing Employee’s service with the Company or any Subsidiary and any predecessor of the Company or any Subsidiary (to the extent such service was recognized by the Company or such Subsidiary as of the Closing Date), for purposes of determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies (excluding any benefit accruals under defined benefit, retiree health or welfare plans or nonqualified deferred compensation plans or vesting of any equity, equity-based or other long-term incentive compensation plans, programs or arrangements); provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or to the extent that such service is not recognized under such corresponding Purchaser plan for other employees of Purchaser and its affiliates.
(a)Purchaser shall, or shall cause an affiliate to, assume and honor all accrued but unused vacation, paid-time off, and personal and sick leave days of each Continuing Employee as of the Closing Date for the remainder of the calendar year in which the Closing Date occurs only (it being understood that Purchaser may, to the extent permitted under applicable Law, deduct from the number of vacation days made available to any such Continuing Employee under the vacation policies of Purchaser the number of days of vacation taken prior to the Closing Date by such Continuing Employee in the applicable year). Within five (5) Business Days following the date hereof, the Company shall deliver to Purchaser a Microsoft Excel spreadsheet (the “PTO Spreadsheet”) that contains the following information for each Continuing Employee: (i) employee identification (EEID) number, (ii) date of hire, (iii) 2022 annual vacation, paid-time off, personal and sick leave accruals, and (iv) 2022 vacation, paid-

time off, personal and sick leave usage as of the date hereof. The Company shall deliver an updated PTO Spreadsheet at or prior to the Reference Time with all information therein updated through and including the Closing Date (and, if the Closing Date occurs in 2023, with 2023 replacing all references to 2022 in the immediately preceding sentence).
(a)Purchaser shall, and shall cause its affiliates (including, after the Closing, the Company and any Subsidiary) to, use commercially reasonable efforts to (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Purchaser or any of its affiliates in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Closing Date, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Benefit Plan immediately prior to the Closing Date and (ii) provide full credit for any co-payments, deductibles and similar expenses made or incurred by each Continuing Employee (and his or her eligible dependents) during the applicable plan year in which the Closing Date occurs for purposes of satisfying such plan year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and his or her eligible dependents) will be eligible to participate during the plan year in which the Closing Date occurs from and after the Closing Date. At any time from and after the date hereof, Seller shall, promptly following receipt of a written request from Purchaser or any of its affiliates, provide, to the extent permitted under applicable Law, Purchaser or its affiliates with all information in its or any of its affiliate’s possession that is reasonably requested by Purchaser or its affiliates (such information to be in such form as may reasonably be requested by Purchaser or its affiliates) in order to satisfy its obligations pursuant to this Section 6.04(e).
(a)In the event that the Closing occurs prior to the Company or any Subsidiary paying annual incentives in respect of the fiscal year in which the Closing occurs, Purchaser shall, or shall cause its affiliates (including, after the Closing, the Company or any Subsidiary), to, provide the Continuing Employees with annual incentive payments for such fiscal year in an aggregate amount that is not less than the Accrued Bonus Amount, which shall be payable to the Continuing Employees pursuant to the terms of the applicable Assumed Benefit Plan.
(a)Seller and its affiliates shall be responsible for all claims for workers compensation benefits that are incurred prior to the Closing Date by any Continuing Employee. Purchaser and its affiliates shall be responsible for all claims for workers compensation benefits that are incurred on or after the Closing Date by any Continuing Employee. A claim for workers compensation benefits shall be deemed to be incurred when the event giving rise to the claim (the “Workers Compensation Event”) occurs. If the Workers Compensation Event occurs over a period both preceding and following the Closing Date, the claim shall be the joint responsibility and liability of Seller and Purchaser and shall be equitably apportioned between Seller and Purchaser based upon the relative periods of time that the Workers Compensation Event transpired preceding and following the Closing Date.
(a)Prior to the Closing, any material written employee notices or communication materials (including website postings) from Purchaser or its affiliates to the Company Employees related to the employment, compensation or benefits matters addressed in this Agreement and the Transactions and employment thereafter, shall be subject to the prior review and approval of Seller, which review and approval shall not be unreasonably withheld or delayed. Prior to the Closing, any material written employee notices or communication materials (including website postings) from Seller or its affiliates to the Company Employees related to the employment, compensation or benefits matters addressed in this Agreement and the Transactions and employment thereafter, shall be subject to the prior review and approval of Purchaser, which review and approval shall not be unreasonably withheld or delayed.
(a)Except as otherwise expressly provided in this Section 6.04 and as set forth on Section 6.04(i) of the Disclosure Letter, effective as of the Closing Date, (i) Purchaser and its affiliates (including, following the Closing, the Company and its Subsidiaries) shall assume and bear, and shall indemnify and hold harmless Seller and its affiliates from and against, all liabilities relating to the Assumed Benefit Plans and (ii) Seller and its affiliates (other than the Company and its Subsidiaries) shall retain and bear, and shall indemnify and hold harmless Purchaser and its affiliates from and against, all liabilities relating to the Benefit Plans (excluding the Assumed Benefit Plans). For the avoidance of doubt, from and after the Closing Date, the Continuing Employees shall cease to be active participants in the Seller Benefit Plans (other than the Assumed Benefit Plans).
(a)To the extent that Seller or any of its affiliates (which, for the avoidance of doubt, will not include the Company or any Subsidiary following the Closing) is required to, or pays, any compensation, or provides any benefits, to any Company Employee on or after the Closing Date and the Company or any Subsidiary is required by applicable law, rule or regulation to withhold from, and/or report, such payments or benefits and/or to pay the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated with such payments or benefits, Seller shall, or shall cause its affiliate to, pay the Company or its applicable subsidiary the amount required to be withheld plus the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated with such payments or benefits required to be paid (such amounts to be paid simultaneously with the payment to the Company Employee) and provide the Company or its applicable Subsidiary with such information (in a form reasonably acceptable to Purchaser) as is reasonably necessary for the Company and the applicable Subsidiary to calculate the amount of the withholding and the employer portion of any related withholding, payroll, employment or similar Taxes, and to satisfy any reporting obligation. Purchaser or its applicable affiliate (including, following the Closing, the Company and its Subsidiaries) will, promptly following receipt of such value, remit to Seller the value of any Tax deduction Purchaser or its applicable affiliate (including, following the Closing, the Company and its Subsidiaries) actually receive following the Closing Date in respect of any amounts paid by Seller to Continuing Employees in accordance with the terms and conditions of the applicable nonqualified deferred compensation plan; provided that Purchaser and its applicable affiliate (including, following the Closing, the Company and its Subsidiaries) shall be required to claim the full value of any Tax deduction to which they are entitled under applicable Law.
(a)Seller and Purchaser intend that the Transactions should not constitute a separation, termination or severance of employment of any Company Employee prior to or upon the occurrence of the Closing Date, including for purposes of any Benefit Plan that provides for separation, termination or severance benefits, and that such employee will have continuous and uninterrupted employment immediately before and immediately after the Closing Date.
(a)Seller agrees not to, and to cause its affiliates not to, enforce or threaten to enforce (or assign to, or assist any other person in, enforcing or threatening to enforce) any restrictive covenants given by any Company Employee in favor of Seller or any of its affiliates against any Continuing Employee in respect of any services provided or to be provided by such Continuing Employee to or on behalf of Purchaser or any of its affiliates, successors or assigns from and after the Closing.
(a)No provision of this Agreement or any Ancillary Document shall create any right in any employee to continued employment by any Seller, the Company, any Subsidiary or Purchaser or any of their respective affiliates, or preclude the ability of any Seller, the

Company, any Subsidiary or Purchaser or any of their respective affiliates to terminate the employment of any employee for any reason. This Section 6.04 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.04, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 6.04 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, arrangement or policy of any Seller, the Company, any Subsidiary or Purchaser or any of their respective affiliates. No Company Employee (including any beneficiary or dependent thereof) that is not a Seller shall be regarded for any purpose as a third-party beneficiary of this Agreement pursuant to this Section 6.04, and this Section 6.04 shall not create such rights in any such person.
SECTION 6.05Indemnification and Insurance.
(a)From and after the Closing until six (6) years following the Closing, Purchaser shall, to the fullest extent permissible by applicable Law, honor all obligations of the Company and the Subsidiaries to the directors officers and employees of the Company or any Subsidiary (each, an “Indemnitee”) in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Closing as provided in the Company Organizational Documents and the organizational or similar documents of the Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company, any Subsidiary and any Indemnitee. Without limiting the foregoing, Purchaser, from and after the Closing until six (6) years following the Closing, shall cause, unless otherwise required by Law, the Company Organizational Documents, and the organizational or similar documents of each Subsidiary, respectively, to contain provisions no less favorable to the Indemnitees with respect to exculpation of liabilities, indemnification and advancement of expenses than are set forth in the Company Organizational Documents and the organizational or similar documents of such Subsidiary, respectively, as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.
(a)Following the Closing, Seller shall maintain in effect, without any lapses in coverage, an insurance policy providing directors' and officers' liability insurance coverage for the benefit of those Indemnitees who are covered by Seller's directors' and officers' liability insurance policy as of the Closing, for a period of six (6) years following the Closing Date with respect to matters occurring prior to the Closing that is at least equal to the coverage provided under Seller's current directors' and officers' liability insurance policy.
(a)Seller shall cause the Company to provide Purchaser with access to copies of the following Insurance Policies of Seller: (i) "directors and officers" liability insurance policy, (ii) errors and omission liability insurance policy, (iii) employment practices liability insurance policy and (iv) cyber liability insurance policy, in each case, prior to the Closing.
(a)The provisions of this Section 6.05 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Organizational Documents, the organizational or similar documents of the applicable Subsidiary by contract or otherwise. The obligations of Purchaser under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 6.05 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 6.05 applies shall be third-party beneficiaries of this Section 6.05).
(a)Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any Subsidiary for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under such policies.
SECTION 6.06Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses.
SECTION 6.07Termination of Material Affiliate Contracts. Except as set forth on Section 6.07 of the Disclosure Letter, Seller shall, and shall cause the Company and each Subsidiary to, cause each Material Affiliate Contract to be terminated as of the Closing. Except as set forth on Section 6.07 of the Disclosure Letter, with effect from the Closing, none of Seller or its affiliates, on the one hand, or the Company or any Subsidiary, on the other hand, shall have any obligation or liability in respect of any such terminated Material Affiliate Contract.
SECTION 6.08Preservation of Pre-Closing Business Records. For a period of five (5) years from the Closing Date or such longer time as may be required by applicable Law:
(a)Each party shall not and shall cause its affiliates not to dispose of or destroy any of the Business Records in its possession (including Tax Returns) relating to periods prior to the Closing (the “Pre-Closing Business Records”) without first offering to turn over possession thereof to other party by written notice to such party at least fifteen (15) days prior to the proposed date of such disposition or destruction.
(a)Each party shall, and shall cause its affiliates to, (i) provide the other party and its affiliates with copies of or other access to any portions of the Pre-Closing Business Records that are available in electronic format, (ii) allow such party and its affiliates and its agents access to all other Pre-Closing Business Records on reasonable notice and at reasonable times at Purchaser’s principal place of business or at any location where any Pre-Closing Business Records are stored, and permit Seller and its agents, at their own expense, to make copies of any Pre-Closing Business Records, (iii) make available to such party’s or its affiliates’ personnel to assist in locating such Pre-Closing Business Records and (iv) make available such party’s or its affiliates’ personnel whose assistance or participation is reasonably required by the other party or its agents in anticipation of, or preparation for, existing or future Action, Tax contest, audit or investigation from a Governmental Entity, in each case only (A) to the extent necessary for such party or its affiliates to comply with applicable Law or comply with an audit or investigation from a Governmental Entity, (B) to determine the rights and obligations of such party and any affiliates thereof under this Agreement and the Ancillary Documents, or in connection with the Transactions, (C) in connection with an Action or Tax contest brought by a third party against such party or any of its affiliates, or in connection with a Direct Claim under Section 9.06 or (D) as reasonably requested by Purchaser in connection with the Purchaser’s operation of the Business following the Closing; provided that such party and its agents shall conduct any such activities in a manner that does not unreasonably interfere with the business or operations of Purchaser and its affiliates; provided further that disclosing party and its affiliates shall not be required to disclose any information that would reasonably be expected to (i) result in the disclosure of trade secrets or competitively sensitive information to third parties, (ii) violate applicable Law, an applicable Order or a Contract or obligation of confidentiality owing to a third party, or (iii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege; provided that, in the case of clause (ii), (iii) above, the parties shall reasonably cooperate in seeking an alternative means whereby the requesting party is provided access to such information in a manner that does not jeopardize such privilege, protection or confidentiality obligation or does not result in such risk. Notwithstanding anything to the contrary stated herein, no party shall be required to disclose information pursuant to this Section 6.08 if Seller or any of its affiliates, on the one hand, and Purchaser or any of its affiliates, on the other hand, are adverse parties in an Action and such information is reasonably pertinent thereto.
SECTION 6.09Exclusivity. Seller agrees that after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall not, and shall cause their respective affiliates not to, directly or indirectly, solicit, initiate, facilitate or encourage (including by providing any confidential information) the submission of any Acquisition Proposal or enter into any agreement with respect to any Acquisition Proposal. Seller shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal, shall request the return or destruction of all confidential information of the Company previously furnished to any such parties (to the extent permitted by and in accordance with the applicable confidentiality agreement with such party) and immediately terminate all physical and electronic data room access previously granted to such parties.
SECTION 6.10Tax Matters.
(a)Transfer Taxes. Notwithstanding anything to the contrary in this Agreement or the Ancillary Documents, all stock transfer, real estate transfer, sales, use, documentary, stamp, recording and other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be borne equally by Purchaser and Seller. Purchaser and Seller shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes. The person who is required by applicable Law shall timely pay all Transfer Taxes and timely file any Tax Returns relating to Transfer Taxes.
(a)Purchase Price Allocation.
(i)The parties shall jointly make a Section 338(h)(10) Election with respect to the acquisition of the Membership Interests, in accordance with applicable Laws and under any comparable provision of state, local or foreign Law for which a separate election is permissible and as set forth herein. Purchaser and Seller shall take all necessary steps to properly make a Section 338(h)(10) Election in accordance with applicable Laws and under any comparable provision of state, local or foreign Law for which a separate election is permissible. Purchaser and Seller agree to cooperate in good faith with each other in the preparation and timely filing of any Tax Returns required to be filed in connection with the making of such an election, including the exchange of information and the joint preparation and filing of Form 8023 and related schedules. Purchaser and Seller agree to report the transfers under this Agreement consistent with such elections and shall take no position contrary thereto unless required to do so by applicable tax Law pursuant to a determination as defined in Section 1313(a) of the Code.
(i)Purchaser shall be responsible for the preparation and filing of all Section 338 Forms in accordance with applicable tax Laws and the terms of this Agreement and shall deliver such Section 338 Forms to Seller at least 30 days prior to the date such Section 338 Forms are required to be filed and make any changes to such forms as reasonably requested by Seller. Seller shall execute and deliver to Purchaser such documents or forms (including executed Section 338 Forms) as are requested and are required by any Laws in order to properly complete the Section 338 Forms at least 20 days prior to the date such Section 338 Forms are required to be filed. Seller shall provide Purchaser with such information as Purchaser reasonably requests in order to prepare the Section 338 Forms by the later of 30 days after Purchaser’s request for such information or 30 days prior to the date on which Purchaser is required to deliver such forms to Seller.
(i)Within 90 (ninety) days following the finalization of the Closing Statement in accordance with Section 1.04, Purchaser shall provide Seller with a proposed allocation of the Purchase Price, allocating the Purchase Price among liabilities of the Company and other relevant items in accordance with Section 338(b)(5) of the Code and the Treasury Regulations thereunder (the “Proposed Purchase Price Allocation”).
(i)If Seller raises an objection in writing in accordance with the procedures set forth in this 6.10(b)(ii), the parties shall negotiate in good faith to resolve the dispute. If the parties are unable to agree on the Proposed Purchase Price Allocation within 30 days after the commencement of good faith negotiations (or such longer period as the parties may mutually agree in writing), then the items in dispute shall be submitted promptly following the expiration of such thirty (30) day period the Independent Expert. Seller and Purchaser shall instruct the Independent Expert to make a determination no later than thirty (30) days following the submission of such dispute, based solely on the written submissions of Purchaser, on the one hand, and Seller, on the other hand. The Independent Expert shall adjust the Proposed Purchase Price Allocation based on these determinations. All fees and expenses relating to the work, if any, to be performed by the Independent Expert shall be borne equally by the parties.
(i)The Proposed Purchase Price Allocation, as prepared by Purchaser if Seller has not raised an objection in writing in accordance with Section 6.10(b)(ii), or as adjusted by the Independent Expert (in each case, the “Allocation”), shall, absent Fraud or a final determination to the contrary by a taxing authority, be conclusive and binding on Seller and Purchaser for all Tax purposes. Seller and Purchaser shall file and cause to be filed all Tax Returns and execute such other documents as may be required by any taxing authority, in a manner consistent with the Allocation, and shall not take any position inconsistent with the Allocation in the examination of any Tax Return, in any refund claim or in any Tax action, except as required by applicable Tax Law.
(i)Seller and Purchaser shall, and shall cause their respective affiliates to, reasonably cooperate to adjust the Allocation to reflect any subsequent adjustments to the Purchase Price.
(a)W-9. Seller shall deliver or cause to be delivered to Purchaser or its designated affiliate a properly completed IRS Form W-9.
(a)Allocation of Taxes and Tax Returns.
(i)Seller shall prepare and timely file all Tax Returns due before the Closing Date (i) relating to the Purchased Loans (except for any Tax year 2022 information returns required by law for the Purchased Loans), and (ii) of the Company and the Subsidiaries (“Pre-Closing Tax Returns”).
(i)Purchaser shall prepare and timely file all income Tax Returns that relate to a Pre-Closing Tax Period and that are due after the Closing Date, including income Tax Returns with respect to any Straddle Period, and shall be responsible for all Tax year 2022 information returns required by law for the Purchased Loans (“Post-Closing Tax

Returns”). Purchaser shall provide a copy of each such Post-Closing Tax Return, together with all supporting documentation and workpapers, to Seller for Seller’s review and comment at least thirty days prior to the due date (taking into account all valid extensions) for filing such Post-Closing Tax Return or, in the case of Post-Closing Tax Returns filed on a more frequent than annual basis, as soon as reasonably practicable but at least ten Business Days prior to the due date for filing such Post-Closing Tax Return. Purchaser shall reflect any of the Seller’s reasonable written comments received at least ten Business Days prior to such due date for such Post-Closing Tax Return. Each Post-Closing Tax Return shall be filed by the Person required by applicable Law to so file such Post-Closing Tax Return.
(i)Taxes for any Straddle Period shall be apportioned between the period (or portion thereof) ending on the Closing Date, for which the Seller shall be responsible, and the period (or portion thereof) that begins after the Closing Date (the “Post-Closing Period”), for which the Purchaser shall be responsible, on the basis of an interim closing of the books or, in the case of non-income Taxes not susceptible to such apportionment, on the basis of the number of days elapsed in the pre-Closing portion of the Straddle Period and Post-Closing Period, respectively.
(a)Seller shall be entitled to retain, or receive immediate payment from Purchaser or its affiliates (including the Company and any of its Subsidiaries) of, any refund or credit of Taxes (including refunds and credits arising by reason of amended Tax Returns filed after the Closing Date or otherwise) with respect to the Pre-Closing Tax Period. Seller and Purchaser shall equitably apportion any refund or credit of Taxes with respect to a Straddle Period in a manner consistent with the principles set forth in Section 6.10(d)(iii).
SECTION 6.11Post-Closing Cooperation. If Seller receives any cash, checks, wire transfers or other instrument of payment (each a “Post-Closing Remittance”) from an Obligor after the Closing Date with respect to any obligation of such Obligor due after the Closing Date to which the Company and the Subsidiaries are entitled, Seller shall deliver any such Post-Closing Remittance to the Company as promptly as reasonably practicable and shall hold the same in trust for the Company until such delivery.
SECTION 6.12Purchased Loan Matters.
(a)Changes to Form Loan Agreements and Credit Policy. Seller shall notify Purchaser of any proposed change in the Form Loan Agreements or of any material change in the Credit Policy, the Portfolio Management Policy and the Management and Services Agreement at least five (5) Business Days in advance of the effective date of the change, provided, that, it shall not effect any such change without the prior written consent of Purchaser (with such consent not to be unreasonably withheld). Seller shall promptly provide Purchaser with notice of any proposed material amendments or other modifications to the Form Loan Agreements or other documentation used by the Seller with respect to the Business at least five (5) Business Days prior to any Purchased Loans originated under such modified documentation; provided, that, it shall not effect any such amendment or other modification without the prior written consent of Purchaser (with such consent not to be unreasonably withheld).
(a)Books and Records. In connection with the sale and conveyance of the Purchased Loans, following the Closing, Seller agrees to indicate, or cause to be indicated, in its books, records and computer files, that the Purchased Loans have been sold to Purchaser. Following the Closing, to the extent that record title is deemed to remain with Seller in any respect, Seller hereby disclaims any beneficial or economic ownership in the Purchased Loans. All rights arising out of the Purchased Loans including, but not limited to, all funds received by Seller on or after the Closing Date for such Purchased Loan, shall be vested in Purchaser and all such funds shall be received and held in trust for the benefit of Purchaser as the owner of the Purchased Loans pursuant to the terms of this Agreement.
(a)Notice of Litigation. Each party shall promptly notify the other party (i) of any Action against such notifying party relating to this Agreement or the Transactions that is reasonably likely to have a Company Material Adverse Effect, and (ii) of the occurrence of any event that may give rise to the right of the other party to terminate this Agreement under Article VIII.
(a)Purchaser Ownership of Purchased Loans. Following the Closing, if a third party with a legal right to so inquire, inquires, Seller shall promptly reply that (i) Seller has sold the Purchased Loans to Purchaser, and (ii) Seller shall not claim any ownership interest in the Purchased Loans.
(a)Loan Agreements. Seller will deliver such Loan Agreements to Purchaser or its designated loan servicer on or promptly after the Closing Date and, to the extent Purchaser has designated a custodian, a true and correct copy of such Loan Agreements will be transmitted to the custodian, and no other person will have an “authoritative copy” of any Loan Agreement.
(a)Collateral Assignment. Prior to the Closing, Seller shall prepare documentation reasonably necessary under applicable Law to assign to Purchaser any collateral, security interest or any Related Loan Assets in respect of any Purchased Loan and, with respect to any Purchased Loans that are secured by deposit accounts, letters of credit or securities, shall cooperate with Purchaser and the applicable depository institution or collateral agent to allow Purchaser to enter into a deposit account control agreement, or a securities account control agreement, as applicable, with respect to such deposit account, letters of credit or securities. With respect to all Purchased Loans, Seller shall deliver, at the Closing, a limited power of attorney granting Purchaser the authority to endorse any promissory note evidencing such Purchased Loan.
(a)No Instruments. Seller shall take no action, and shall not consent to any person taking any action to be taken, to cause any Purchased Loan to be evidenced by an “instrument” (as defined in Article 9 of the UCC), except in connection with the enforcement or collection of such Purchased Loan if required by applicable Laws.
(a)No Liens. Seller hereby covenants and agrees not to create or suffer to exist through its acts or omission (by operation of law or otherwise) any Lien (other than Purchaser’s lien hereunder) upon or with respect to, any of the Purchased Loans or any of its interest therein. Seller shall immediately notify Purchaser of the existence of any such Lien created by Seller (other than Purchaser’s lien hereunder) on any of the Purchased Loans and Seller shall defend the right, title and interest of Purchaser in, to and under the Purchased Loans, against all claims of third parties claiming through Seller or its affiliates.
(a)Loan Solicitation. If, within ninety (90) days following the Closing, Seller or to the Knowledge of Seller, any of its affiliates has an outstanding offer from, or is offered the opportunity by, any Producer to solicit, quote, extend, or cause to be solicited, quoted, and/or extended insurance premium finance loans to any Obligor referred to Seller or its applicable affiliate by such Producer, Seller or its applicable affiliate will refer such Producer to Purchaser.
SECTION 6.13Security Interest and True Sale.
(a)It is the intention of the parties that the transfer and assignment of the Purchased Loans contemplated by this Agreement shall constitute a sale of the Purchased Loans from Seller to Purchaser, with legal title to the Purchased Loans vested in Purchaser, conveying good title thereto, free and clear of all Liens and rights of others and it is intended that the Purchased Loans shall not be part of Seller’s estate in the event of the Seller under any applicable insolvency law. In the event that, notwithstanding the intent of the parties, any transfer and assignment contemplated hereby is held not to be a sale, then (i) such transfer and assignment shall be deemed to be, and Seller hereby grants to Purchaser, a first priority security interest in all of Seller’s right, title and interest in and to the Purchased Loans that are the subject of such purported transfer and assignment, free and clear of adverse claims, and (ii) that this Agreement shall constitute a security agreement under the UCC and other applicable Laws.
(a)Purchaser is hereby authorized by Seller to take all necessary or appropriate actions to perfect its security interest in the Purchased Loans, including without limitation authorization to file financing statements on form UCC-1 naming Purchaser as secured party and Seller as debtor, and identifying the Purchased Loans as collateral therein.
SECTION 6.14Forms and Policies. Prior to the Closing, Seller shall, and shall cause the Company and its Subsidiaries, to reasonably cooperate with Purchaser to enable Purchaser to integrate Purchaser’s or its affiliates’ forms and policies on the IT Systems (including BDSecure) in respect of loans issued in connection with the Business as soon as practicable following the Closing, and Seller shall reasonably cooperate (and shall cause the Company to reasonably cooperate) with Purchaser’s requests in connection therewith.
SECTION 6.15Non-Competition and Non-Solicitation.
(a)Seller acknowledges and agrees that (A) the agreements and covenants contained in this Section 6.15 are (i) reasonable and valid in geographical and temporal scope and in all other respects, and (ii) essential to protect the value of the Business and (B) Seller has obtained knowledge, contacts, know-how, training and experience and there is a substantial probability that such knowledge, know-how, contacts, training and experience could be used to the substantial advantage of a competitor of the Business and the Company and its Subsidiaries and to the substantial detriment of the Company and its Subsidiaries. Seller also acknowledges that Purchaser has agreed to purchase the Membership Interests and the Purchased Loans in reliance on the covenants made by Seller in this Section 6.15, and that Purchaser would not have agreed to purchase the Membership Interests and the Purchased Loans in the absence of the covenants made by Seller in this Section 6.15. Therefore, Seller agrees that, during the Restricted Period, Seller shall not, and shall cause Texas Capital Bancshares, Inc. (“Parent”) and Parent’s controlled affiliates not to, directly or indirectly, individually or jointly, own any interest in, operate, join, control or participate as a partner, equity owner, principal, or agent of, or act as a consultant to, or perform any services for, any person (other than any of the Company, Purchaser or any of its affiliates), that engages in any Competitive Activities anywhere in the United States or any other country or territory in which the Business is conducted (or reasonably anticipated to be conducted in) as of the Closing; provided, that, for the avoidance of doubt, the origination of accommodation loans for private wealth clients of Seller or its affiliates is not a violation of the foregoing for so long as such activities are undertaken in the ordinary course of business and without a purpose of competing in any material respect with the Business as conducted by Purchaser following the Closing. Seller further agrees that, during the Restricted Period, Seller shall not, and shall cause Parent and Parent’s controlled affiliates not to, directly or indirectly, for its or their own account or for the account of any other person, engage in Interfering Activities. Notwithstanding anything herein to the contrary, this Section 6.15 shall not prevent any Seller, Parent and Parent’s controlled affiliates from (x) acquiring and thereafter owning as an investment securities representing not more than two percent (2%) of the voting securities of any corporation engaged in Competitive Activities where such securities are listed on a nationally recognized stock exchange or (y) acquiring and thereafter owning any person engaged in Competitive Activities that is the result of (A) the merger, consolidation, share exchange, sale or purchase of assets, scheme of arrangement or similar business combination involving Seller or any of its Subsidiaries or other affiliates with any such other person or (B) the acquisition of any such other person or any equity or ownership interests in or securities of any other person by Seller or any of its Subsidiaries or other affiliates, if, in the case of either (A) or (B), no more than 10% of the total consolidated revenues of such person in the calendar year prior to such ownership or affiliation relates to Competitive Activities and such total consolidated revenues related to the Competitive Activities do not exceed $20,000,000 in such prior calendar year, and provided that the consolidated revenues related to the Competitive Activities of such person (as operated by Seller) do not exceed $20,000,000 during the remainder of the Restricted Period.
(a)If any court of competent jurisdiction shall at any time deem the duration or the geographic scope of any of the provisions of this Section 6.15 unenforceable, the other provisions of this Section 6.15 shall nevertheless stand and the duration and/or geographic scope set forth herein shall be deemed to be the longest period and/or greatest size permissible by Law under the circumstances, and the parties hereto agree that such court shall reduce the time period and/or geographic scope to permissible duration or size.
(a)Without limiting the remedies available to the Purchaser, Seller acknowledges that a breach of any of the covenants contained in this Section 6.15 may result in material irreparable injury to the Purchaser and its affiliates (including, following the Closing Date, the Company) for which there is no adequate remedy at Law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, in addition to any other remedy available at Law or equity (including monetary damages), the Purchaser and its affiliates (including, following the Closing Date, the Company) shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction, without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach hereof, restraining Seller from engaging in activities prohibited by this Section 6.15 or such other relief as may be required specifically to enforce any of the covenants in this Section 6.15.
SECTION 6.16Confidential Information.
(a)For a period of five (5) years after the Closing, Seller shall treat, and shall cause its affiliates and representatives to treat, the Purchaser Confidential Information strictly confidentially and shall not disclose any such Purchaser Confidential Information to persons other than its representatives in the ordinary course who reasonably need to know such Purchaser Confidential Information, and shall not use any such Purchaser Confidential Information for any purpose, in each case except with prior written consent of Purchaser or as otherwise expressly permitted by this Agreement. In the event that Seller or any of its affiliates or representations are required by Law, regulatory authority or other applicable judicial or governmental order to disclose any Purchaser Confidential Information, such person shall, to the extent legally permitted, provide Purchaser with prompt notice of any such request or requirement so that Purchaser, at its sole cost and expense, may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this Section 6.16. In the event that such protective order or other remedy is not obtained, or that Purchaser waives compliance with the terms hereof, Seller or its affiliates or representatives, as applicable, may disclose only that portion of the Purchaser Confidential Information (to the extent practicable) which is legally required to be disclosed. For purposes of this Agreement, “Purchaser Confidential Information” means any information, whether written or oral, tangible or intangible, of or concerning Purchaser or any of its affiliates (including the Company and its Subsidiaries following the Closing) (collectively, the “Parent Group”), and shall include, without limitation, scientific, trade and engineering secrets, “know-how”, formulas, processes, drawings, specifications, engineering, hardware configuration information, works of authorship, machines, inventions, concepts, computer programs and all modifications, enhancements and options thereto, services, materials, patent applications, new product and other plans, technical information, technical improvements, manufacturing techniques, specifications, manufacturing and test data, progress reports and research projects, business plans, prospects, financial information, information about costs, profits, markets, sales, customers and suppliers, procurement and promotional information, credit and financial data concerning customers or suppliers, information relating to the management, operation and planning of Parent Group and plans for future development and other information of a similar nature to the extent not available to the public; provided, that “Confidential Information” shall not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by Seller or its affiliates or representatives in violation of this Section 6.16, (ii) is or becomes available to Seller or its affiliates or representatives on a non-confidential basis from a source other than the Parent Group and such source is not, to the Knowledge of Seller, prohibited from disclosing such information by a confidentiality obligation to the Parent Group with respect to such information, or (iii) is or was independently developed following the Closing Date by Seller or its affiliates without use of or reference to Purchaser Confidential Information. Notwithstanding anything herein to the contrary, any Purchaser Confidential Information may be disclosed by Seller without notice when pursuant to an ordinary course examination by any governmental authority, regulator or self-regulatory organization having jurisdiction over Seller, not specifically directed at a member of Parent Group, the Purchaser Confidential Information or the Transactions.
(a)For a period of five (5) years after the Closing, Purchaser shall treat, and shall cause its affiliates and representatives to treat, the Seller Confidential Information strictly confidentially and shall not disclose any such Seller Confidential Information to persons other than its representatives in the ordinary course who reasonably need to know such Seller Confidential Information, and shall not use any such Seller Confidential Information for any purpose, in each case except with prior written consent of Seller or as otherwise expressly permitted by this Agreement. In the event that Purchaser or any of its affiliates or representations are required by Law, regulatory authority or other applicable judicial or governmental order to disclose any Seller Confidential Information, such person shall, to the extent legally permitted, provide Seller with prompt notice of any such request or requirement so that Seller, at its sole cost and expense, may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this Section 6.16. In the event that such protective order or other remedy is not obtained, or that Seller waives compliance with the terms hereof, Purchaser or its affiliates or representatives, as applicable, may disclose only that portion of the Seller Confidential Information (to the extent practicable) which is legally required to be disclosed. For purposes of this Agreement, “Seller Confidential Information” means any information, whether written or oral, tangible or intangible, of or concerning Seller or any of its affiliates (collectively, the “Seller Group”), and shall include, without limitation, scientific, trade and engineering secrets, “know-how”, formulas, processes, drawings, specifications, engineering, hardware configuration information, works of authorship, machines, inventions, concepts, computer programs and all modifications, enhancements and options thereto, services, materials, patent applications, new product and other plans, technical information, technical improvements, manufacturing techniques, specifications, manufacturing and test data, progress reports and research projects, business plans, prospects, financial information, information about costs, profits, markets, sales, customers and suppliers, procurement and promotional information, credit and financial data concerning customers or suppliers, information relating to the management, operation and planning of Seller Group and plans for future development and other information of a similar nature to the extent not available to the public; provided, that “Seller Confidential Information” shall not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by Purchaser or its affiliates or representatives in violation of this Section 6.16, (ii) is or becomes available to Purchaser or its affiliates or representatives on a non-confidential basis from a source other than the Seller Group and such source is not, to the knowledge of Purchaser, prohibited from disclosing such information by a confidentiality obligation to the Seller Group with respect to such information, or (iii) is or was independently developed following the Closing Date by Purchaser or its affiliates without use of or reference to Seller Confidential Information. Notwithstanding anything herein to the contrary, any Seller Confidential Information may be disclosed by Purchaser without notice when pursuant to an ordinary course examination by any governmental authority, regulator or self-regulatory organization having jurisdiction over Purchaser, not specifically directed at a member of Seller Group, the Seller Confidential Information or the Transactions.
SECTION 6.17Insurance Coverage. From and after the Closing, the Company and the Business shall cease to be insured by the Insurance Policies of the Seller and its affiliates for claims occurring on or after the Closing. With respect to occurrences, acts, omissions, claims, or circumstances prior to the Closing relating to the Business, the Company or any of its Subsidiaries that are covered by Seller’s and its affiliates’ Insurance Policies (the “Retained Seller Insurance Policies”), following the Closing, Purchaser or the Company may submit to Seller and Seller will, on behalf of the Company and the Business, use reasonable best efforts to make claims or otherwise exercise rights under such Retained Seller Insurance Policies subject to the terms and conditions of such Retained Seller Insurance Policies (or any contractual rights or obligations relating thereto) and, to the extent such coverage and limits are available under such policies and programs, pay to Purchaser or the Company the amounts actually received by Seller in respect of such claims under such Retained Seller Insurance Policies net of any Recovery Costs (as defined below) that have been incurred but not reimbursed pursuant to the penultimate sentence of this Section 6.17 as of the date of such payment; provided that Purchaser and its affiliates (including the Company and its Subsidiaries) shall be responsible for complying with all conditions for coverage of any such claims; provided further, that Seller’s reasonable best efforts shall not require Seller to commence or participate in any proceeding in connection with such claims. Purchaser shall reimburse Seller promptly upon request for all reasonable and documented out-of-pocket costs or expenses incurred by Seller or any of its affiliates in connection with the exercise of the rights provided pursuant to this Section 6.17, including the costs of filing a claim and any deductibles, premium increases, or other amounts incurred by Seller or any affiliate of Seller directly in connection with the same (“Recovery Costs”). The obligations of Seller under this Section 6.17, including in respect of Purchaser’s continued access to any of the Insurance Policies, shall expire (a) five years after the Closing with respect to any directors and officers’ Retained Seller Insurance Policy and (b) two years after the Closing with respect to any other Retained Seller Insurance Policy.
SECTION 6.18Use of Names. Except as set forth in the last sentence of this Section 6.18, immediately following the Closing, Seller shall not, and shall cause its respective affiliates not to, use any Company Names, except in connection with (i) factually accurate references to the historical relationship between Seller and the Company or (ii) nominative fair uses solely to the extent that any third party would be entitled to make such uses under applicable Law. Seller acknowledges and agrees that the Company Names will be and remain, subsequent to the Closing, the sole and exclusive property of the Company and its Subsidiaries. Seller will not, and will cause its affiliates not to, directly or indirectly, use, seek to register, register or authorize, waive or consent to others to use, seek to register or register any Company Names or any other Trademarks confusingly similar thereto anywhere in the world, or challenge the Company’s or any of its affiliates’ right to use, seek to register or register any Company Names or such Trademarks anywhere in the world. For the avoidance of doubt, the mere use of the term “bank” shall not itself be considered confusingly similar to the Company Trademarks. As soon as practicable, but in any event no later than thirty (30) days after the Closing Date, Seller will, and will cause its affiliates to cease use of the Company Names, and to destroy, remove from, or irrevocably cover the Company Names on any materials using the Company Names as of the Closing Date, in each case.
SECTION 6.19Existing Third Party Indemnification Rights. From and after the Closing, upon the reasonable request of Purchaser made on or before the sixth (6th) anniversary of the Closing Date, Seller shall, and shall use commercially reasonable efforts to cause its affiliates to, reasonably cooperate with and assist Purchaser and the Company in submitting claims for and pursuing and recovering any applicable indemnification or reimbursement to which the Company may be entitled from any third party that is not an affiliate of Seller under any contract to which Seller or any of its affiliates may be a party. In furtherance of the foregoing, in the event that the Company would no longer be entitled to obtain any such indemnification or reimbursement under any such contract solely as a result of the Loss to which such indemnity relates no longer being incurred by Seller or an affiliate of Seller, Seller shall reimburse the Company for such Loss to the extent of any indemnity or reimbursement that Seller or its affiliates would thereby become entitled to collect and actually do collect to the extent of the Loss of the Company with respect to such claim. Purchaser shall reimburse Seller for any reasonable out-of-pocket expenses incurred by Seller in providing any such cooperation or assistance requested by Purchaser.
SECTION 6.20Post-Closing Receipts. To the extent that, after the Closing, (a) Purchaser or any of its affiliates receives any mail for Seller or its affiliates, or any payment or instrument that is for the account of Seller or any of its affiliates according to the terms of this Agreement, Purchaser shall promptly deliver such mail, amount or instrument to Seller, and (b) Seller or any of its affiliates receives any mail for Purchaser or its affiliates, or any payment or instrument that is for the account of Purchaser or any of its affiliates according to the terms of this Agreement, Seller shall promptly deliver such mail, amount or instrument to Purchaser.
SECTION 6.21Residential Leased Real Property. Prior to the Closing, Seller shall cause the Company to use its commercially reasonable efforts to (a) assign the Company’s interests, as tenant, under that certain Real Property Lease set forth on Section 6.21 of the Disclosure Letter to Seller or one of its affiliates (other than the Company and its Subsidiaries), and (b) deliver a copy of such assignment (which shall be in form and substance reasonably satisfactory to Purchaser) to Purchaser on or prior to the Closing Date.
SECTION 6.22Resignations. Seller shall use reasonable best efforts to cause to be delivered to Purchaser on the Closing Date resignation letters of such members of the board of directors of the Company and the Subsidiaries and officers of the Company and the Subsidiaries that have been requested in writing by Purchaser at least 10 Business Days prior to the Closing Date, such resignation letters to be effective concurrently with the Closing.
SECTION 6.23Transition Services Agreement. During the period from the date of this Agreement until to Closing Date, the parties shall negotiate in good faith with each other to agree to reasonable changes to, and finalize the terms and conditions of, Schedule A and Schedule B of the Transition Services Agreement consistent with the footnotes set forth therein.
SECTION 6.24Specified Contractors. During the period from the date of this Agreement until to the Closing Date, Seller shall use commercially reasonable efforts to have the contractors identified as “Specified Contractors” set forth on Section 6.24 of the Disclosure Letter (the “Specified Contractors”), as well as the current Company employees set forth on Section 6.24 of the Disclosure Letter execute confirmatory assignment agreements with the Company or its Subsidiaries, as applicable, in a form and substance reasonably satisfactory to Purchaser, which presently assign to the Company or one of its Subsidiaries all Intellectual Property created and developed by such Specified Contractors or employees, as applicable, for the Company or one of its Subsidiaries (and deem all copyrightable works within such Intellectual Property to be works made for hire for the Company or one of its Subsidiaries); provided that Seller shall not be required to grant any additional consideration or make any concession to any third party in order to obtain such confirmatory assignment agreements.

ARTICLE VII

Conditions to Closing
SECTION 7.01Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each party to effect the Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver) on or prior to the Closing Date of the following conditions:
(a)Antitrust Approval. Any waiting period (and any extension thereof) applicable to the Closing under the HSR Act shall have been terminated or shall have expired.
(a)Other Governmental Approvals. The condition described on Section 7.01(b)(i) of the Disclosure Letter (the “Other Governmental Approval”) shall have been satisfied in accordance with the timeline specified therein.
(a)No Injunctions or Restraints. No Order issued by any Governmental Entity of competent jurisdiction or other Law enjoining, restraining or otherwise preventing the consummation of the Closing shall be in effect.
SECTION 7.02Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Closing are further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser) on or prior to the Closing Date of the following conditions:
(a)Representations and Warranties of Seller. (i) Each of the representations and warranties of Seller contained in Article II of this Agreement (other than in Section 2.01 (Organization), Section 2.02 (Authority; Execution and Delivery; Enforceability), Section 2.04 (The Membership Interests) and Section 2.06 (Brokers)), without regard to materiality qualifiers contained within such representations and warranties, shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect, (ii) each of the representations and warranties related to the Company contained in Article III of this Agreement (other than in Section 3.01(a)(i) (Organization and Good Standing), Section 3.02 (Capitalization), Section 3.19 (Title to Purchased Loans) and Section 3.28 (Brokers)), without regard to materiality qualifiers contained within such representations and warranties, shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and (iii) the representations and warranties of Seller set forth in Section 2.01 (Organization), Section 2.02 (Authority; Execution and Delivery; Enforceability), Section 2.04 (The Membership Interests) and Section 2.06 (Brokers) and the representations and warranties related to the Company set forth in Section 3.01(a)(i) (Organization and Good Standing), Section 3.02 (Capitalization), 3.19 (Title to Purchased Loans) and Section 3.28 (Brokers) (collectively, the “Fundamental Representations”) shall be true and correct in all material respects (or, in the case of Section 2.04 and Section 3.02, in all respects except for de minimis inaccuracies) as of the date hereof and as of the Closing Date as though made on the Closing Date. Purchaser shall have received a certificate signed on behalf of Seller to the effect that this condition has been satisfied.

(a)Performance of Obligations. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date and Purchaser shall have received a certificate signed on behalf of Seller by a duly authorized officer of Seller to the effect that this condition has been satisfied.
(a)No Material Adverse Effect. Since the date of this Agreement, no event, change or effect shall have occurred and be continuing that, individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect.
(a)Deliverables. Seller shall have delivered to Purchaser all of the deliverables required to be delivered by it pursuant to Section 1.03 and each of the individual sellers under the Letter Agreements shall have delivered to Purchaser all of the deliverables required to be delivered by it pursuant to the Letter Agreements.
SECTION 7.03Conditions to Obligations of Seller. The obligations of Seller to effect the Closing is further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Seller) on or prior to the Closing Date of the following conditions:
(a)Representations and Warranties of Purchaser. (i)  Each of the representations and warranties of Purchaser contained in this Agreement (other than in Section 4.02 (Authority; Execution and Delivery; Enforceability), Section 4.03 (No Conflicts; Consents), Section 4.04 (Brokers), Section 4.05 (Available Funds)), without regard to materiality qualifiers contained within such representations and warranties, shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect and (ii) the representations and warranties of Purchaser set forth in Section 4.02 (Authority; Execution and Delivery; Enforceability), Section 4.03 (No Conflicts; Consents), Section 4.04 (Brokers) and Section 4.05 (Available Funds) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date. Seller shall have received a certificate signed on behalf of Purchaser by a duly authorized officer of Purchaser to the effect that this condition has been satisfied.
(a)Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Seller shall have received a certificate signed on behalf of Purchaser by a duly authorized officer of Purchaser to the effect that this condition has been satisfied.
(a)Deliverables. Purchaser shall have delivered to Seller all of the deliverables required to be delivered by it pursuant to Section 1.03.
SECTION 7.04Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor Seller, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such person’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, including as required by Section 6.02.
ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)by mutual written consent of Seller and Purchaser;
(a)by either Seller or Purchaser, by written notice to the other:
(i)if the Closing has not occurred on or before December 30, 2022 (the “Outside Date”); provided that a party shall not have the right to terminate this Agreement pursuant to this Section 8.01(b)(i) if such party has failed to fulfill any obligation under this Agreement which failure has been the cause of, or resulted in, the failure of the Closing to occur; or
(i)if any Governmental Entity of competent jurisdiction has issued an Order permanently enjoining, restraining or otherwise preventing the consummation of the Transactions and such Order shall have become final and nonappealable.
(a)by Purchaser, if Seller shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 7.02(a) or 7.02(b) and (ii) is incapable of being cured prior to the Outside Date, or if capable of being cured by the Outside Date, Seller shall not have commenced good faith efforts to cure the breach or failure to perform within thirty (30) calendar days following receipt by Seller of written notice of such breach or failure to perform from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 8.01(c) and the basis for such termination and thereafter be continuing such good faith efforts; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if Purchaser is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or
(a)by Seller, if Purchaser shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 7.03(a) or 7.03(b) and (ii) is incapable of being cured prior to the Outside Date, or if capable of being cured by the Outside Date, Purchaser shall not have commenced good faith efforts to cure the breach or failure to perform within thirty (30) calendar days following receipt by Purchaser of written notice of such breach or failure to perform from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 8.01(d) and the basis for such termination and thereafter be continuing such good faith efforts; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) Seller is then in material breach of any of its representations, warranties, covenants or agreements hereunder.
SECTION 8.02Effect of Termination. In the event of termination of this Agreement by either Seller or Purchaser as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than (i) the pen-ultimate sentence of Section 6.01, Section 6.06, this Section 8.02 and Article IX and the Nondisclosure Agreement, all of which shall survive such termination, and (ii) to the extent that such termination results from (A) a knowing and intentional breach by a party of any covenant or agreement set forth in this Agreement or (B) Fraud. Nothing in this Section 8.02 shall be deemed to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

ARTICLE IX

Indemnification
SECTION 9.01Survival. Subject to the terms and conditions set forth in this Article IX, the representations and warranties of the parties set forth in this Agreement shall survive the Closing until the eighteen (18) month anniversary of the Closing Date, except that (a) the Fundamental Representations and the Loan Representations shall survive until the five-year anniversary of the Closing Date, and (b) the representations and warranties contained in Section 3.10 (Taxes) shall survive until the date that is sixty (60) days following the expiration of the applicable statute of limitations (giving effect to valid extensions). The indemnification obligations of Seller set forth in Section 9.02 and the indemnification obligations of Purchaser set forth in Section 9.03, in each case, shall survive until the applicable statute of limitations (giving effect to valid extensions). The covenants and agreements of the parties required to be performed prior to the Closing shall survive for a period of twelve (12) months following the Closing Date. The covenants and agreements of the parties required to be performed on or after the Closing shall survive in accordance with their terms or if a date is not specified therein, the expiration of the applicable statute of limitations. Except in the case of Fraud, from and after the Closing, the rights provided under this Article IX shall be the parties’ sole recourse for any actual or alleged breach of any representation or warranty set forth in this Agreement by the other party. Except in the case of Fraud, the parties shall not have any liability to any other person with respect to any provision of this Agreement or the subject matter hereof following the applicable survival date specified in this Section 9.01, and the other party shall not thereafter assert any claim, cause of action, right or remedy, or any proceeding, with respect to such provision or the subject matter thereof other than for Fraud). Notwithstanding the foregoing, if written notice of a claim (which shall not require the initiation of any proceeding or litigation) has been given by a party to the party against whom indemnification is being sought within the time frame set forth in this Section 9.01, then the representation or warranty underlying the claim asserted in such notice shall survive with respect to such alleged breach until such time as such claim is fully and finally resolved.
SECTION 9.02Indemnification by Seller. Subject to the other terms of this Article IX, following the Closing and regardless of any investigation, inquiry or examination made for or on behalf of Purchaser, Purchaser shall be entitled to assert, in accordance with the terms of this Article IX, claims for indemnification pursuant to, and in accordance with, this Article IX (subject to the limitations on liability set forth in this Article IX in respect of any Damages incurred by Purchaser or any of its affiliates (including the Company and any of its Subsidiaries)) (each, a “Purchaser Indemnified Person”) arising from: (a) any inaccuracy in, or breach of, any representation or warranty made by Seller in this Agreement (other than Section 3.20 (Security Interest), Section 3.21 (Purchased Loan Matters), Section 3.22 (Validity of Policies) or Section 3.24 (Assignability of Purchased Loans) (the representations made in Section 3.20, Section 3.21, Section 3.22 and Section 3.24, the “Loan Representations”) or Section 3.19 (Title to Purchased Loans) or Section 3.23 (Compliance with Applicable Law) (the representations made in Section 3.19 and Section 3.23, the “Fundamental Loan Representations”)) or a certificate delivered pursuant to this Agreement, (b) any non-fulfillment or breach of any covenant or agreement contained in this Agreement by Seller, (c) Pre-Closing Taxes, (d) any inaccuracy in, or breach of, any Loan Representation or any Fundamental Loan Representation made by Seller, (e) any matter set forth on Section 9.02(e) of the Disclosure Letter, (f) any matter set forth on Section 9.02(f) of the Disclosure Letter.
SECTION 9.03Indemnification by Purchaser. Subject to the other terms of this Article IX, following the Closing and regardless of any investigation, inquiry or examination made for or on behalf of Seller, Seller shall be entitled to assert, in accordance with the terms of this Article IX, claims for indemnification pursuant to, and in accordance with, this Article IX

(subject to the limitations on liability set forth in this Article IX in respect of any Damages incurred by Seller or any of its affiliates) (each, a “Seller Indemnified Person”) arising from: (a) any inaccuracy in or breach of any representation or warranty made by Purchaser in this Agreement or a certificate delivered pursuant to this Agreement and (b) any non-fulfillment or breach of any covenant or agreement contained in this Agreement by Purchaser.
SECTION 9.04Limitation on Indemnification. Notwithstanding anything contained in this Agreement to the contrary, the obligation of Seller to indemnify the Purchaser Indemnified Persons pursuant to this Agreement and the obligation of Purchaser to indemnity Seller Indemnified Persons pursuant to this Agreement are, in each case, subject to the limitations and qualifications set forth in this Article IX. Notwithstanding anything to the contrary contained herein:
(a)except in the case of Fraud or a breach of a Fundamental Representation, Seller shall not be liable pursuant to Section 9.02(a) for (i) any Damages incurred by Purchaser Indemnified Person unless the aggregate of all Damages incurred by the Purchaser Indemnified Persons exceeds, on a cumulative basis, an amount equal to $2,500,000 (the “Deductible”); provided that, in the case of this clause (i), if the aggregate amount of Damages exceeds such amount, the Purchaser Indemnified Persons shall be entitled to indemnification for all such Damages in excess of the Deductible or (ii) any individual item or series of related items arising out of the same or similar facts, events or circumstances where the Damages arising therefrom are less than the De Minimis Amount;
(a)except in the case of Fraud, Purchaser shall not be liable pursuant to Section 9.03(a) for (i) any Damages incurred by Seller Indemnified Person unless the aggregate of all Damages incurred by the Seller Indemnified Persons exceeds, on a cumulative basis, the Deductible; provided that, in the case of this clause (i), if the aggregate amount of Damages exceeds such amount, the Purchaser Indemnified Persons shall be entitled to indemnification for all such Damages in excess of the Deductible or (ii) any individual item or series of related items arising out of the same or similar facts, events or circumstances where the Damages arising therefrom are less than the De Minimis Amount;
(a)except in the case of Fraud or a breach of a Fundamental Representation, in no event shall Seller have any obligation to pay, in respect of any Damages indemnifiable pursuant to Section 9.02(a) an aggregate amount in excess of $26,600,000 (the “Representation Cap”);
(a)except in case of Fraud, in no event shall Purchaser have any obligation to pay, in respect of any Damages indemnifiable pursuant to Section 9.03(a) an aggregate amount in excess of the Representation Cap;
(a)except in the case of Fraud, in no event shall Seller have any obligation to pay an aggregate amount in excess of the Entity Premium in respect of any Damages indemnifiable pursuant to (i) Section 9.02(a) pursuant to a breach of a Fundamental Representation, (ii) Section 9.02(b), (iii) Section 9.02(c) and (iv) Section 9.02(e);
(a)except in case of Fraud, in no event shall Purchaser have any obligation to pay an aggregate amount in excess of the Entity Premium in respect of any Damages indemnifiable pursuant to Section 9.03(b);
(a)except in the case of Fraud or breach of any Fundamental Loan Representation, Seller shall not be liable pursuant to Section 9.02(d) for (i) any Damages incurred by Purchaser Indemnified Person unless the aggregate of all Damages incurred by the Purchaser Indemnified Persons exceeds, on a cumulative basis, an amount equal to 0.20% of the aggregate outstanding principal balance and aggregate accrued interest on such Purchased Loans as of the Closing Date (the “Loan Deductible”); provided that, in the case of clause (i), if the aggregate amount of Damages exceeds such amount, the Purchaser Indemnified Persons shall be entitled to indemnification for all such Damages in excess of the Loan Deductible and (ii) any individual item or series of related items arising out of the same or similar facts, events or circumstances where the Damages arising therefrom are less than the De Minimis Amount;
(a)except in case of Fraud, in no event shall Seller have any obligation to pay, in respect of any Damages indemnifiable pursuant to Section 9.02(d), an aggregate amount in excess of the aggregate outstanding principal balance and aggregate accrued interest on such Purchased Loans as of the Closing Date; and
(a)in no event shall the aggregate liability for all Damages indemnifiable pursuant to Section 9.02 (other than Section 9.02(f)) exceed the Final Purchase Price.
SECTION 9.05Other Limitations and Guidelines.
(a)For the purpose of this Article IX, in computing the amount of Damages that any Indemnified Person is entitled to recover, the amount of such Damages shall be reduced by any insurance proceeds and any indemnity contribution or other similar payment actually received by or on behalf of such Indemnified Person, net of any reasonable costs or expenses incurred in connection with recovering such amount or any amount of increased premium. If, after payment for indemnification by the Indemnifying Person to the Indemnified Persons, any subsequent proceeds, indemnity, contribution or other similar payment is actually received by or on behalf of such Indemnified Person with respect thereto, then the Indemnified Person shall promptly pay to the Indemnifying Person an amount equal to the excess of (i) the amount previously received by or on behalf of such Indemnified Person under this Article IX with respect to such claim, plus the amount of such proceeds, indemnity, contribution, or other similar payment, over (ii) the total amount of Damages incurred or suffered by the Indemnified Person in connection with such claim.
(a)In all cases in determining whether there has been a breach of a representation or warranty for purposes of this Article IX, or in determining any amount of Damages with respect to such breach, such representations and warranties shall be read without regard to any materiality qualifier (including any reference to Company Material Adverse Effect or Purchaser Material Adverse Effect, as applicable) contained therein.
(a)Each Indemnified Person shall take, and cause each affiliate of such Indemnified Person to take, all reasonable steps to mitigate any Damages that are indemnifiable or recoverable hereunder or in connection herewith upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise to any such Damages.
(a)Damages payable to any Indemnified Persons under this Article IX shall be determined without duplication such that the Purchaser Indemnified Person recovers more than once for any Damages payable by the Indemnifying Person arising out of the same set of facts or circumstances, irrespective of whether such set of facts or circumstances gives rise to more than one indemnification claim hereunder. In no event shall any Indemnified Person have any rights to indemnification under this Article IX to the extent that any Damages, or portion thereof, as applicable, for which indemnification is sought hereunder is taken into account in determining the Final Purchase Price, as finally determined in accordance with Section 1.04.
(a)The amount of any payments required to be made pursuant to Section 9.02(c) shall be computed without regard to any net operating loss, net capital loss or other Tax deduction, credit or benefit that is attributable to, arises from or relates to any Tax period ending after the Closing Date, including the Post-Closing Period.
(a)Notwithstanding anything to the contrary in this Agreement, other than in the case of Fraud, in no event shall any Indemnified Person be entitled to recover, punitive, special, consequential, exemplary or indirect damages except to the extent either (i) actually awarded to any third party in connection with a Third-Party Claim and/or (ii) with respect to consequential damages only, to the extent reasonably foreseeable.
SECTION 9.06Third Party Claims.
(a)If, after the Closing, a Indemnified Person receives written notice of any third-party claim (a “Third-Party Claim”) asserting the existence of any matter of a nature as to which such Indemnified Person is entitled to be indemnified under this Article IX, such Indemnified Person shall promptly notify the Indemnifying Person in writing with respect to the Third-Party Claim, but the failure to notify the Indemnifying Person shall not relieve the Indemnifying Person of any liability that the Indemnifying Person has to the Indemnified Person, except to the extent that the Indemnifying Person is materially prejudiced thereby. The Indemnified Person shall include in such written notice to the Indemnifying Person a description of the facts giving rise to such Third-Party Claim in reasonable detail, the basis for the indemnification claim, a description of any material evidence relating to such Third-Party Claim, copies of all notices and documents (including court papers) received by the Indemnified Person relating to such Third-Party Claim, and an estimate of the Damages sustained by the Indemnified Person (to the extent known to and based upon the information then possessed by the Indemnified Person).
(a)The Indemnifying Person shall have the right to participate in or, by giving written notice to the Indemnified Person within thirty (30) days after receipt of notice of such Third-Party Claim, to assume the defense of any Third-Party Claim at the Indemnifying Person’s expense and by the Indemnifying Person’s own counsel; provided, that (i) such Third-Party Claim seeks monetary damages only and does not seek injunctive, equitable or other non-monetary relief (except to the extent ancillary to such claim and not material), (ii) there are no allegations of criminal wrongdoing alleged or asserted in such Third-Party Claim and (iii) the Indemnified Person has not been advised by counsel that an actual conflict of interest between the Indemnifying Person and the Indemnified Person exists. The Indemnified Person and the Indemnifying Person shall reasonably cooperate in good faith with each other in connection with such defense, negotiation and settlement. In the event that the Indemnifying Person assumes the defense of any Third-Party Claim, the Indemnifying Person shall have the right, subject to Section 9.06(c), to take such action as the Indemnifying Person deems necessary to avoid, dispute, defend, appeal, or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Person. The Indemnified Person shall have the right, at the Indemnified Person’s own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by the Indemnified Person subject to the Indemnifying Person’s right to control the defense of such Third-Party Claim. If the Indemnifying Person elects not to defend such Third-Party Claim or fails to promptly notify the Indemnified Person in writing of the Indemnifying Person’s election to defend as provided in this Section 9.06(b), the Indemnified Person shall have the right, subject to Section 9.06(c), to pay, compromise, and defend such Third-Party Claim and seek indemnification for any and all Damages arising from such Third-Party Claim (subject to the terms, limitations, and qualifications set forth in this Article IX). The parties shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available books and records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, employees of the non-defending party as reasonably necessary for the preparation of the defense of such Third-Party Claim, in each case, subject to customary confidentiality restrictions and in a matter that does not unreasonably interfere with the business and operations of such party.
(a)Subject to the penultimate sentence of this Section 9.06(c), the Indemnifying Person shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Person (such consent not to be unreasonably withheld, conditioned, or delayed), except as provided in this Section 9.06(c). If the Indemnifying Person has assumed the defense of a Third-Party Claim, the Indemnifying Person may settle such Third-Party Claim, so long as such settlement (i) does not create any non-monetary obligations on the part of the Indemnified Person (other than customary confidentiality obligations), (ii) provides, in customary form, for the unconditional release of the Indemnified Person and its affiliates from all liabilities and obligations in connection with such Third-Party Claim and (iii) is without any finding or admission of any violation of Law on behalf of the Indemnified Person or any of its affiliates or any of their respective representatives. For the avoidance of doubt, the Indemnifying Person shall not settle a Third-Party Claim that does not meet the requirements set forth in clauses (i) through (iii) of this Section 9.06(c). The Indemnifying Person shall not have any indemnification obligations to this Article IX with respect to any settlement by the Indemnified Person of any Third-Party Claim without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned, or delayed).
SECTION 9.07Direct Claims. Subject to the terms, limitations and qualifications set forth in this Article IX, an Indemnified Person is permitted to assert a claim for indemnification under Section 9.02 for any matter not involving a Third-Party Claim (a “Direct Claim”) by providing written notice to the Indemnifying Party, setting forth in reasonable detail a description of the facts giving rise to such Direct Claim, the basis for the indemnification claim, and an estimate of the Damages that have been sustained by the Indemnified Person (in each case to the extent known to and based upon the information then possessed by the Indemnified Person). The Indemnifying Party shall have forty-five (45) days after receipt of such written notice to respond in writing to such Direct Claim. If, after the expiration of such forty-five (45) day period, the Indemnifying Party has not given the Indemnified Person written notice agreeing to indemnify the Indemnified Person in connection with the Direct Claim, then it shall be presumed that the Indemnifying Person has rejected the Direct Claim, in which case the Indemnified Person shall be entitled to pursue such remedies as are available to the Indemnified Person on the terms and subject to the limitations and qualifications of this Agreement.
SECTION 9.08Treatment of Indemnity Payments. The parties shall treat each payment made under this Article IX as an adjustment to the Final Purchase Price for Tax purposes, unless otherwise required by applicable Laws.
ARTICLE X

General Provisions
SECTION 10.01Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by hand, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or email, or if mailed, three (3) calendar days after mailing (or one (1) Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by like notice):

(a)if to Purchaser, to:
AFCO Credit Corporation
Truist Center
214 North Tryon Street
Suite 4600
Charlotte, NC 28202
Attention: John Howard
Email: John.Howard@truist.com

with a copy to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:     Gregory B. Astrachan
        Sean M. Ewen
        Tej Prakash
Email:         gastrachan@willkie.com
        sewen@willkie.com
        tprakash@willkie.com
(a)if to Seller, to:
Texas Capital Bank
2000 McKinney Avenue, Suite 700
Dallas, TX 75201
Attention:    Anna Alvarado
Email:        anna.alvarado@texascapitalbank.com
        legal@texascapitalbank.com
with a copy to:
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention:    Mark Greene
        David Portilla
G.J. Ligelis Jr.
    Bethany Pfalzgraf
Facsimile:    (212) 474-3700
Email:        mgreene@cravath.com
dportilla@cravath.com
        gligelisjr@cravath.com
        bpfalzgraf@cravath.com

“Section 338(h)(10) Election” means an election described in Section 338(h)(10) of the Code with respect to Purchaser’s acquisition of the Membership Interests pursuant to this Agreement. Section 338(h)(10) Election shall include any corresponding election under state or local law pursuant to which a separate election is permissible with respect to Purchaser’s acquisition of the Membership Interests pursuant to this Agreement.

“Section 338 Forms” means all returns, documents, statements, and other forms that are required to be submitted to any federal, state, county or other local Tax authority in connection with a Section 338(h)(10) Election. Section 338 Forms shall include, without limitation, any “statement of section 338 election” and IRS Form 8023 (together with any schedules or attachments thereto) that are required pursuant to Treas. Regs. Section 1.338-1 or Treas. Regs. Section 1.338(h)(10)-1 or any successor provisions.
“Seller Benefit Plan” means each Benefit Plan, other than any Company Benefit Plan.
“Signing Date Loan Tape” means the schedule set forth in Section 10.02 of the Disclosure Letter.
“Software” means all (i) computer programs, applications and other software in any form including object code, source code, middleware, firmware and embedded versions thereof and any and all software implementations of algorithms, models and, methodologies, assemblers, applets, compilers, development tools, design tools and user interfaces, whether in source code or object code form, (ii) databases and compilations, including all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, (iv) all documentation, including user manuals and other training documentation, related to any of the foregoing, and (v) updates, upgrades, modifications, improvements, enhancements, derivative works, new versions, new releases and corrections to or based on any of the foregoing.
“Straddle Period” any taxable period that includes but ends after the Closing Date.
“Specified Loan” means (a) each insurance premium finance loan specified on the Cut-Off Date Portfolio Tape and (b) each insurance premium finance loan extended by Seller pursuant to a Loan Agreement in compliance with Section 5.01 of this Agreement between the Cut-Off Date and the Closing Date; provided, that, in no event shall any Specified Loan include any Excluded Loans.
“subsidiary” means with respect to any person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such person or one or more subsidiaries of such person or a combination thereof and for this purpose, a person or persons own a majority ownership interest in such a business entity (other than a corporation) if such person or persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “subsidiary” shall include all subsidiaries of such subsidiary.
“Subsidiary” means a subsidiary of the Company.
“Tax” means any taxes, imposts, duties, withholdings, charges, fees, levies or other assessments imposed by any Governmental Entity, in each case in the nature of a tax and together with any interest, penalties and additions imposed with respect thereto, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties, whether disputed or not.
“Tax Return” means any return, declaration, statement, report, claim, schedule, form or information return filed or required to be filed with any taxing authority relating to Taxes, including any supplement, schedule or attachment thereto and any amendment thereof.
“Transaction Expenses” means the aggregate amount of (i) all fees, costs and expenses payable by the Company or any Subsidiary in connection with this Agreement or the Transactions (including the fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of the Company or any Subsidiary), in each case that have been incurred prior to and remain unpaid as of the Closing, (ii) all Change of Control Payments and (iii) 50% of all Transfer Taxes with respect to the Transactions. For the avoidance of doubt, Transaction Expenses shall not include (i) any fees, costs or expenses incurred by Purchaser or any of its affiliates in connection with the Transactions whether or not billed or accrued (including any fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of Purchaser), (ii) any fees, costs or expenses incurred by Purchaser or any of its affiliates in connection with the Transactions whether or not billed or accrued (including any fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of Purchaser), (iii) any amounts included in the calculation of Net Asset Value or (iv) any fees, costs or expenses incurred by the Company or any Subsidiary after the Closing.
SECTION 10.02Definitions. For the purposes of this Agreement:
“Accounting Principles” means GAAP, except as expressly set forth in Section 1.01 of the Disclosure Letter.
“Accrued Bonus Amount” means the aggregate amount included as a liability in Net Asset Value in respect of annual cash bonuses payable to the Continuing Employees for the fiscal year in which the Closing Date occurs.
“Acquisition Proposal” means any offer or proposal for, or indication of interest in, (i) a merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the acquisition of more than fifty (50) percent of the outstanding Membership Interests, (ii) an acquisition of a material portion of the assets of the Company (including capital stock or other equity interests in a Subsidiary) or (iii) an acquisition of or participation in more than twenty five (25) percent of the Purchased Loans, in each case, other than the Transactions.
“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For purposes of this definition, “control” of a person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such person, whether by Contract or otherwise.
“Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, and the guidance and regulations issued thereunder.

“Ancillary Documents” means the agreements, certificates and other documents being executed and delivered in connection with this Agreement and the Transactions, including the Transition Services Agreement, the Membership Interest Assignment Agreement, and the Purchased Loan Assignment Agreement.
“Assumed Benefit Plan” means each Seller Benefit Plan designated on Section 3.13(a) of the Disclosure Letter as an “Assumed Benefit Plan.”
“Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject thereto) and each other compensation, employment, employee benefit, bonus, option, equity purchase, restricted stock or unit, incentive (equity or otherwise), profit sharing, pension, supplemental retirement, severance, retention, consulting, commission, change in control, collective bargaining, deferred compensation, loan, fringe benefit, insurance, welfare, post-retirement health or welfare, health, life, tuition refund, service award, company car, scholarship, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, unemployment or restrictive covenant, plan, policy, trust fund, program, arrangement or payroll practice (including each individual employment, consulting, severance, transaction, restrictive covenant, retention and/or change in control agreement or arrangement) sponsored, contributed to, required to be contributed to, or maintained by Seller or any of its Subsidiaries or affiliates or under which any of Seller or any of its Subsidiaries or affiliates has any current or potential Liabilities, excluding any plan, program, agreement or arrangement that is exclusively sponsored, maintained and administered by any Governmental Entity.
“Business” means the business of the Company and its Subsidiaries and Seller which consists of originating, purchasing, selling and servicing insurance premium financing loans and other loans and financial transactions and performing and providing other services relating thereto, as conducted by Seller, the Company and the Subsidiaries as currently conducted and proposed to be conducted as of the date hereof.
“Business Day” means any day of the year on which national banking institutions in New York, New York and Dallas, Texas are open to the public for conducting business and are not required or authorized to close.
“Business Employee” means (a) as of the date of this Agreement, each individual listed on the Business Employee List, and (b) at any time after the date of this Agreement and through and including the Closing Date, any individual identified on the Business Employee List who remains employed or engaged by the Company or any of its Subsidiaries as of such date and any other individual hired by the Company or any of its Subsidiaries after the date hereof (or who is already so employed or engaged and whose duties and responsibilities are modified) in a manner compliant with Section 5.01(b) hereof, who remains employed or engaged by the Company or any of its Subsidiaries as of such date.
“Business Employee List” means the letter provided by the Company to Purchaser simultaneously with the execution and delivery of this Agreement, which letter contains a true and complete list of each Company Employee (identified by name, subject to applicable privacy Laws, or other unique identifier) who is employed by, or is actively providing services to, the Company or any of its Subsidiaries, and sets forth their title or position, age, employing entity, work location, full-time or part-time status, accrued vacation, dates of service, years of credit service, current annualized base wage rate or annual base salary (as applicable) and annual target cash incentive compensation opportunity.
“Business Records” means all data and records of the business of Seller and its affiliates, the Company and the Subsidiaries on whatever media and wherever located.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 (116th Cong.) Mar. 27, 2020, the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, IRS Notice 2020-65 and any related or successor legislation, guidance, rules and regulations promulgated thereunder or in connection therewith.
“Change of Control Payments” means, except as set forth on Section 10.02 of the Disclosure Letter, (i) all retention payments, severance payments, transaction bonuses or other change of control or similar payments (including the employer-paid portion of any employment and payroll Taxes related thereto) payable to any Company Employee by the Company or any Subsidiary solely as a result of the consummation of the Transactions and (ii) any payments required to be paid and actually paid by the Purchaser concurrently with the Closing pursuant to the Letter Agreements; provided, however, that in no event shall any payments made pursuant to any agreement or arrangement entered into by Purchaser, whether prior to, on or following the date of this Agreement (other than the Letter Agreements) be considered Change of Control Payments.
“Closing Date Portfolio Tape” the schedule delivered to Purchaser pursuant to Section 1.04(b) setting forth, as of the Reference Time, the information set forth in the Signing Date Loan Tape with respect to each Specified Loan.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collections” means, with respect to any Specified Loan, all payments (including without limitation, all principal, interest, service charges, late charges, indemnities, fees, costs, expenses and other amounts) made or received on or in respect of such Specified Loan, in the form of cash, checks, wire transfer, electronic transfers or other forms of payment.
“Collective Bargaining Agreement” means each collective bargaining or other labor union Contract or labor arrangement covering any Company Employee, excluding any national, industry or similar generally applicable Contract or arrangement.
“Company Benefit Plan” means each Benefit Plan that is sponsored exclusively by the Company and its Subsidiaries.
“Company Employee” means each current or former director, officer or employee, or other individual service provider, of the Company or any Subsidiary.
“Company Material Adverse Effect” means any fact, change, state of facts, event, circumstance, occurrence, effect or development (an “effect”) that, has a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Purchased Loans, the Company and the Subsidiaries, taken as a whole; provided, however, a Company Material Adverse Effect will not include or be deemed to result from any effect, either alone or in combination with any other effect, directly or indirectly, arising out of, relating to or attributable to: any effect (A) generally affecting (1) the economy or political, social, regulatory, business, economic, financial, credit, commodity or capital market conditions in the United States, including changes in interest or exchange rates, monetary policy or inflation, or (2) the industries in which Seller (solely in respect of the Purchased Loans), the Company and the Subsidiaries operate; or (B) to the extent arising out of, resulting from or attributable to (1) the announcement or execution of this Agreement or the Ancillary Documents, or the pendency of the Transactions, including any Action resulting therefrom and any impact on relationships with Governmental Entities, vendors, customers, employees, partners or similar business relationships resulting therefrom, (2) any change resulting or arising from the identity of, or any facts or circumstances relating to, Purchaser or any of its affiliates, (3) the compliance with the terms of this Agreement or the taking of any action (or the omission of any action) expressly required by this Agreement or otherwise at the written request or with the written consent of Purchaser, (4) acts of war (whether or not declared), military activity, acts of armed hostility, civil disobedience, sabotage, terrorism, cyber-intrusion or other international or national calamity or any worsening or escalation of such conditions, including, for the avoidance of doubt, any such acts or conditions related to the conflict between the Russian Federation and Ukraine, (5) any hurricane, tropical storm, tropical depression, earthquake, flood or other natural disaster, act of God, weather-related events, force majeure events or other comparable events, (6) any epidemic, pandemic, disease, outbreak, health emergency or crisis (including with respect to or as a result of COVID-19) or other public health conditions (or COVID-19 Measures or other restrictions that relate to, or arise out of, an epidemic pandemic or disease outbreak) or any worsening or escalation of such conditions, (7) any adoption, proposal or implementation of, or change or prospective changes in, any applicable Law after the date of this Agreement or any interpretation or enforcement thereof by any Governmental Entity, (8) changes in GAAP or in accounting standards after the date of this Agreement or any interpretation or enforcement thereof by any Governmental Entity, (9) any failure by Seller, the Company or any Subsidiary to meet any estimates of revenues, earnings, projections or other indicia of performance, whether published, internally prepared or provided to Purchaser or any of its respective representatives; provided that this clause (B)(9) shall not prevent a determination that any effect underlying such failure to meet estimates or other indicia of performance has resulted in a Company Material Adverse Effect (to the extent such effect is not otherwise excluded from this definition of Company Material Adverse Effect) or (10) any actual or potential, complete or partial, sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity affecting a national, federal, state or local government; provided that, with respect to clause (A) or clauses (B)(4), (5), (6), (7) or (8), only to the extent that such effect does not have a disproportionate adverse effect on Seller (solely in respect of the Purchased Loans, the Company and the Business), the Company and the Subsidiaries compared to other participants in the industries in which Seller (solely in respect of the Purchased Loans, the Company and the Business), the Company and the Subsidiaries operate (in which case, the incremental disproportionate adverse effect shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect).
“Company Names” means the Trademarks incorporating “BANKDIRECT” or “BDCF,” which are owned by the Company or its Subsidiaries as of Closing.
“Company-Owned Intellectual Property” means all of the Intellectual Property owned by or purported to be owned by the Company or any of its Subsidiaries.
“Competitive Activities” means originating and servicing insurance premium financing loans.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Law” means The Families First Coronavirus Response Act (Pub. L. 116-127) and the CARES Act, the American Rescue Plan Act of 2021 (Pub. L. 117-2), all as amended, the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any taxing authority, and any executive Order relating to the deferral of any payroll or similar Taxes, and includes any Treasury Regulations or other official guidance promulgated under any of the foregoing.
“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Laws,

directives, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control Prevention and the World Health Organization, in each case in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act and the Families First Act.
“Credit Policy” means the Company credit policies for Agencies/Brokers, General Agents, Managing General Agents, Wholesale Brokers and Insurance Companies dated October 1, 2021.
“Cut-Off Date” means 11:59 p.m., Central Time, on the tenth Business Day prior to the Closing Date or Delayed Transfer Date, as applicable.
“Cut-Off Date Portfolio Tape” means the schedule delivered to Purchaser pursuant to Section 1.04(a) setting forth, as of the close of business on the Cut-Off Date, the information set forth Signing Date Loan Tape with respect to each Specified Loan as of the Cut-Off Date.
“Damages” means any judgments, awards, liabilities, Tax, penalties, fines, interest, losses, damages, costs, or actual out-of-pocket expenses and amounts paid in settlement (including reasonable attorneys’ fees and expenses).
“Data Protection Laws” means all applicable Laws pertaining to data protection, data privacy, data security, cybersecurity, cross-border data transfer, as applied in the context of and governing the collection, use, storage, disclosure, transmission, or other processing of Personal Information or business data and data systems.
“Data Security Breach” means an event leading to any unauthorized access, use, modification or disclosure, unavailability, destruction loss of Personal Information, that (i) impacts the Company and the Subsidiaries and for which notice is required to be provided to any Governmental Entity, self-regulatory agency, or other supervisory body pursuant to any Data Protection Laws; or (ii) has a reasonable likelihood of materially any material part of the normal operations of the business and the Company and the Subsidiaries.
“Debtor Relief Laws” shall mean (i) the Bankruptcy Code and (ii) all other application liquidation, conservatorship, bankruptcy, moratorium, arrangement, receivership, insolvency, reorganization, suspension of payments, adjustment of debt, marshaling of assets or similar debtor relief laws of the United States, any state or any foreign country from time to time in effect affect the rights of creditors generally.
“Delayed Transfer Condition” means, with respect to each Purchaser License, (i) such Purchaser License shall have been obtained and (ii) no Order issued by any Governmental Entity of competent jurisdiction or other Law enjoining, restraining or otherwise preventing the consummation of the applicable Delayed Transfer shall be in effect.
“Delayed Transfer Loan” means, with respect to each Purchaser License, (a) each insurance premium finance loan specified on the Cut-Off Date Portfolio Tape, and (b) each insurance premium finance loan extended by Seller pursuant to a Loan Agreement in compliance with Section 5.01 of this Agreement between the Cut-Off Date and the Closing Date or Delayed Transfer Date, as applicable, in each case, that cannot be transferred to Purchaser because the applicable Purchaser License has not been obtained by Purchaser as of the Closing Date.
“Delayed Transfer Loan Price” means, with respect to each Delayed Transfer, an amount equal to the unpaid principal balance of the Delayed Transfer Loans to be transferred less unearned interest and fees with respect to such Delayed Transfer Loans.

“De Minimis Amount” means the amount set forth on Section 10.02 of the Disclosure Letter
“Designated Jurisdiction” means any country or territory to the extent that such country or territory itself is the subject of any Sanction, including without limitation Crimea, Cuba, Iran, North Korea and Syria.
“Disclosure Letter” means the disclosure letter delivered by Seller to Purchaser in connection with the execution and delivery by the parties of this Agreement; provided that the Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the disclosure in any section or subsection shall be deemed to qualify other sections and subsections of this Agreement to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections and subsections.
“Entity Premium” means $266,000,000.
“Environmental Claim” means any claim, action, cause of action, investigation or written notice or report by any person or entity alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the release or threatened release of any Hazardous Materials by the Company or any Subsidiary at any location, whether or not owned or operated by the Company or the Subsidiary, (ii) circumstances forming the basis of any violation or alleged violation of any Environmental Law, or (iii) any other liability arising under Environmental Law.
“Environmental Laws” means any Laws relating the protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, and natural resources) or, as it relates to exposure to any hazardous or toxic material present in the environment or workplace, human health and safety.
“Environmental Permits” means all permits, licenses, franchises, certificates, approvals, registrations and other similar authorizations of Governmental Entities relating to or required by Environmental Laws for the business of the Company and the Subsidiaries as presently conducted.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” of any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company or any of its Subsidiaries, or that is, or was at the relevant time, a member of the same “controlled group” as the Company or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.
“Estimated Purchase Price” means
(i)the Entity Premium; plus
(ii)Estimated Net Asset Value; minus
(i)Estimated Transaction Expenses.

“Excluded Loans” means those loans as set forth and identified in Annex B of the Accounting Principles and any Delayed Transfer Loans.
“Expense Schedule” means a written statement setting forth each recipient of Transaction Expenses, the name and designated bank account for payment of such Transaction Expenses to such recipient pursuant to Article I.
“Final Purchase Price” means an amount equal to:
(i)the Entity Premium; plus
(i)Net Asset Value; minus
(i)Transaction Expenses.
“Financial Statements” means the unaudited balance sheet of the Business as of June 30, 2022 (such balance sheet, the “Latest Balance Sheet”) and the related unaudited statement of income of the Business for the six months ended June 30, 2022.
“Form Loan Agreements” means the forms of Loan Agreement provided to Purchaser as of the date of this Agreement.
“Fraud” means, with respect to any party hereto, an intentional misrepresentation of a fact, with actual knowledge of its falsity and intent to induce reliance thereon, which constitutes common law fraud under the laws of the State of Delaware with respect to the making of the representations and warranties pursuant to Articles II, III, or IV or any of the certificates delivered pursuant to Section 1.03.
“GAAP” means generally accepted accounting principles in the United States.
“Hazardous Materials” means any chemicals, materials, wastes or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” or “toxic pollutants” under, or for which liability may be imposed pursuant to, any Environmental Law, including petroleum or petroleum by-products, asbestos or asbestos-containing materials or products, per- and polyfluoroalkyl substances, polychlorinated biphenyls (PCBs) or materials containing same, radioactive materials, lead-based paints or pigments or toxic mold.
“Incidental License” means any non-exclusive license of Intellectual Property that is merely incidental to the transaction contemplated in such license, such as (i) a sales or marketing agreement that includes a license to use trademarks or other rights for the purposes of advertising and selling products or services during the term of and in accordance with such agreement, (ii) a vendor contract that includes permission for the vendor to identify the Company or any Subsidiary as a customer of the vendor or (iii) an agreement to purchase or lease equipment, such as a photocopier, computer, or mobile phone that also contains a license to Intellectual Property.
“Indebtedness” means, without duplication, (i) all indebtedness of the Company and the Subsidiaries for borrowed money, (ii) all obligations of the Company and the Subsidiaries evidenced by notes, bonds, debentures or similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company and the Subsidiaries (to the extent applicable conditions to such payment are satisfied (other than the passage of time)) (but excluding trade payables incurred in the ordinary course of business), (iv) all capitalized lease obligations of the Company and the Subsidiaries (excluding any amounts in respect of operating leases), (v) any obligations under any interest rate or currency swaps, caps or other derivatives or hedging arrangements, to the extent payable as a result of the consummation of the Transactions, (vi) any Tax obligations for any Pre-Closing Tax Period ending on or prior to the Closing Date that have been deferred pursuant to COVID-19 Laws, (vii) all Indebtedness of a type referred to in clauses (i) through (vi) above of other persons guaranteed by the Company and the Subsidiaries, (viii) all Indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by the Company and the Subsidiaries, and (ix) any unfunded or underfunded liabilities pursuant to any pension, retirement or nonqualified deferred compensation plan or arrangement that is an Assumed Benefit Plan or a Company Benefit Plan, any contributions (other than an employee contribution) required to be made by the Company or any of its Subsidiaries under any Assumed Benefit Plan or a Company Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code for any periods prior to the Closing that have not been remitted to such plan prior to the Closing, any unpaid severance obligations of the Company or any of its Subsidiaries with respect to Company Employees terminated prior to the Closing, and any earned but unpaid compensation obligations of the Company or any of its Subsidiaries with respect to Company Employees (including salary, bonuses and paid time off) for any period prior to the Closing Date, in each case, together with the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith and only to the extent not otherwise reflected as a Transaction Expense.
“Indemnified Person” means a Purchaser Indemnified Person or a Seller Indemnified Person, as applicable.
“Indemnifying Person” means a party to this Agreement responsible for indemnifying another party to this Agreement under the provisions of Article IX.
“Independent Expert” means an internationally recognized independent public accounting firm mutually agreed upon by Purchaser and Seller in writing.
“Insured” means a natural person whose life is insured by a Policy.
“Issuing Insurance Company” means, (i) with respect to any life Policy, the insurance company that is obligated to pay the related death upon the death of the related Insured by the terms of such Policy (or the successor to such obligation) and (ii) with respect to any property and casualty Policy, the insurance company that is obligated to pay the unearned premium securing a Purchased Loan.
“Interfering Activities” means (i) encouraging, soliciting, or inducing, or in any manner attempting to encourage, solicit, or induce, any person who is employed by, at the level of senior vice president or above, the Business, the Company or any of its Subsidiaries to terminate such person’s employment, agency or service, as the case may be, with the Business, Company or any of its Subsidiaries; provided, that the foregoing shall not be violated by (a) general advertising not targeted at employees of the Company or any of its Subsidiaries or (b) the solicitation of any person who ceased to be employed by the Business, the Company or any of its Subsidiaries at least six (6) months prior to the commencement of solicitation; (ii) hiring any person who was employed by , at the level of senior vice president or above, the Business, Company or any of its Subsidiaries, within the six (6) month period prior to the date of such hiring; or (iii) encouraging, soliciting or inducing, or in any manner attempting to encourage, solicit or induce, any customer, supplier, licensee or other business relation of the Business, the Company or any of its Subsidiaries to cease doing business with or reduce the amount of business conducted with (including by providing similar services or products to any such person) the Business, the Company or any of its Subsidiaries.
“Intellectual Property” means any and all intellectual property rights and other proprietary rights throughout the world, whether existing under common law, statue or equity, in force or recognized, including those arising under or associated with: (i) patents and patent applications, statutory invention registrations or similar rights, together with all reissuances, divisions, renewals, reexaminations, provisionals, continuations and continuations-in-part with respect thereto and including all foreign equivalents (collectively “Patents”); (ii) trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and other indicia of origin and source identifiers, and registrations and applications for registration of any of the foregoing, and all goodwill associated therewith (collectively, “Trademarks”); (iii) copyrights and any other equivalent rights in works of authorship, including copyrights in Software, and registrations and applications for registration therefor (“Copyrights”); (iv) Internet domain names and social media accounts (“Domain Names”); (v) trade secrets and other confidential and proprietary business information and know-how, including such information that derives independent value from not being known to other persons, including proprietary technologies, databases, data, processes, techniques, protocols, methods, formulae, algorithms, layouts, designs, ideas, specifications and proprietary and confidential information (“Trade Secrets”); (vi) all registrations and applications for the foregoing, and (vii) all tangible embodiments of the foregoing.
“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
“IRS” means the U.S. Internal Revenue Service.
“Knowledge of Seller” means the actual knowledge, after reasonable inquiry, of any of the persons set forth in Section 10.02 of the Disclosure Letter under the caption Knowledge of Seller” in their capacity as officers of Seller or the Company, as applicable.
“Letter Agreements” shall have the meaning set forth on Section 2.04 of the Disclosure Letter.
“Liabilities” means any liability, debt, guarantee, claim, demand, expense, commitment or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due) of every kind and description, including all costs and expenses related thereto.
“Loan Agreement” means any loan agreement, note or similar agreement or instrument pursuant to which loans or other extensions of credit are or may be made by Seller to one or more borrowers or obligors pursuant to the Business, together with all agreements, documents and instruments ancillary thereto (including security agreements, pledge agreements and guarantees), all exhibits and schedules to any thereof, and all amendments, waivers and modifications with respect thereto.
“Loan Origination Date” means in respect of any Purchased Loan the initial date on which the proceeds of such loan were advanced to the Obligor under the related Loan Agreement.

“Loan Origination Fee” means any fee payable to the Company or Seller as compensation for processing a loan.

“Losses” means any loss, liability, claim, damage or expense, including reasonable legal fees and expenses.
“Management and Services Agreement” means the Management and Services Agreement dated as of July 20, 2011 between Seller and the Company.

“Net Asset Value” means the tangible assets of the Business, less the liabilities of the Business, in each case, calculated as of the Reference Time and in accordance with Accounting Principles, which amount may be a positive or negative number.

“Nondisclosure Agreement” means the Nondisclosure Agreement, dated as of August 3, 2022, by and between Texas Capital Bancshares, Inc. and AFCO Credit Corporation.
“Obligor” means any person that is a borrower or obligor under any Loan Agreement.
“Order” means any rule, regulation, Judgment, writ, injunction or award of a Governmental Entity acting in an adjudicative, rulemaking or regulatory capacity, or of an arbitrator with applicable jurisdiction over the subject matter (in each case, without regard to whether (i) any time period for appealing, or requesting a rehearing or reconsideration with respect to, such Order has expired or (ii) an appeal or request for rehearing or reconsideration has been filed with respect to such Order).
“Permitted Liens” means any (i) mechanics’, materialmens’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been reflected on the Financial Statements, (ii) solely with respect to personal property, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes, assessments or other governmental charges and levies that are not due and payable, or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been reflected on the Financial Statements, (iv) easements, covenants, conditions, rights-of-way leases, restrictions and other similar charges and encumbrances or other minor title defects that would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Subsidiaries as presently conducted, (v) zoning, building, land use and other similar Laws with respect to real property which are not violated by the Company or any applicable Subsidiary’s current use of the Leased Real Property, (vi) Liens that have been placed by any developer, owner, landlord or other third party either on any Leased Real Property or on any property that the Company or a Subsidiary has easement rights, or any subordination or similar agreements relating thereto that would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Subsidiaries as presently conducted, (vii) Liens that will be released at or prior to the Closing, (vii) nonexclusive licenses of Intellectual Property granted in the ordinary course of business, (viii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (ix) Liens created by or at the written request of Purchaser or its affiliates, (x) Liens to secure, or that have been placed by, landlords or lessors pursuant to the terms or any lease or license that would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Subsidiaries as presently conducted, (xi) transfer restrictions under applicable securities Laws and (xii) other non-monetary encumbrances or imperfections of title that, individually or in the aggregate, do not materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the Business as presently conducted.

“person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.
“Personal Information” means any (i) information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, with a particular natural individual, or (ii) “nonpublic personal information,” or “personally identifiable information,” or “personal data,” as defined under applicable Data Protection Laws or when referring to a Data Protection Requirement, has the same meaning as the similar or equivalent term defined hereunder.
“Policy” means each life insurance policy financed by the Company or pledged as collateral in connection with a life insurance Purchased Loan.
“Portfolio Management Policy” means the portfolio management policies and procedures of the Company, dated December 1, 2020, pursuant to which the Portfolio Management Department manages all loans in the Company’s portfolio.
“PPP Loan” means any loan obtained pursuant to the Paycheck Protection Program.
“Pre-Closing Taxes” means any and all Taxes (i) are imposed on, allocated or attributable to or incurred or payable by the Company and the Subsidiaries for any Pre-Closing Tax Period (including the pre-Closing portion of any Straddle Period), or (ii) arise under Treasury Regulations 1.1502-6 or any similar provision of state, local or foreign Law by virtue of the Company and the Subsidiaries having been a member of a consolidated, combined, affiliated, unitary or other similar tax group prior to the Closing.
“Pre-Closing Tax Period” or “Pre-Closing Tax Periods” means any taxable period ending on or before the Closing Date, and the pre-Closing portion of any Straddle Period (as determined under Section 6.10(d)(iii)).
“Producer” means any insurance broker, insurance agent or agency, wholesale broker or managing general agent that serves as a referral source of the Business, the Company or any of its Subsidiaries for the origination of the Purchased Loans who is engaged in activities requiring licensure by Governmental Entities as an agent, managing general agent, broker, consultant, claims adjuster, third party administrator or other similarly situated person.
“Purchased Loans” means (a) all Specified Loans, (b) all Related Loan Assets relating to any Specified Loan, (c) all Collections on, from or in respect of any Specified Loan and any such Related Loan Assets, (d) all Loan Agreements and (e) all income and proceeds from any of the foregoing.
“Purchaser Licenses” means (i) the Governmental Authorization set forth on Section 10.02(a) of the Disclosure Letter and (ii) the Governmental Authorization set forth on Section 10.02(b) of the Disclosure Letter.
“Purchaser License Condition” means, with respect to each Purchaser License, such Purchaser License shall have been obtained.
“Purchaser Material Adverse Effect” means any effect that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the Transactions.

“Restricted Period” means the period commencing on the date of this Agreement and ending on the fifth anniversary of the Closing Date.
“Reference Time” means 12:01 a.m. (Central Time) on the Closing Date.
“Related Liabilities” means all Liabilities of Seller, whether accruing before, on or after the Closing Date, to the extent arising out of, resulting from or related to the Purchased Loans or the Business as the same shall exist on the Closing Date, including for the avoidance of doubt any obligation to fund and pay any amounts pursuant to the Purchased Loans, whether to the Obligor thereunder, any related issuing insurance company or any other person.
“Related Loan Assets” means with respect to any Specified Loan, (a) all security interests, collateral assignments and other liens created under any Loan Agreement and all collateral and all other assets and properties (including, without limitation, any unearned insurance premiums) which from time to time secure or support the payment or performance of such Specified Loan, (b) all other security, guarantees and other agreements or arrangements which from time to time secure or support the payment of such Specified Loan, (c) all dividends and loss payments which reduce any unearned premiums under the respective insurance policy securing payment of such Specified Loan, (d) all monies received or receivable from any insurance company directly or through an agent or broker for refunds of unearned insurance premiums relating to the insurance policy which relates to such Specified Loan, (e) all funds returned by any issuing insurance company to Seller, the Company or any Subsidiary arising out of a reduction in the amount of any premiums payable under any related insurance policy securing payment of such Specified Loan, (f) all servicing rights relating to such Specified Loan and (g) any collateral account established with respect to such Specified Loan.
“Sanctions” shall mean any sanction administered or enforced by the United States Government, including without limitation the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury (“HMT”) or other relevant sanctions authority.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
SECTION 10.03Interpretation. The headings contained in this Agreement, in any Annex, Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Annexes, Exhibits and Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to “dollars”, “U.S. dollars” or “$” shall be deemed to be references to the lawful money of the United States. All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day. Unless the context requires otherwise (i) any definition of or reference or citation to any Law, agreement, instrument or other document herein shall be construed as referring or citing to such Law, agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, including by succession of comparable successor Laws, and to the rules and regulations promulgated thereunder, (ii) any reference herein to any person shall be construed to include such person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Annexes, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement, (v) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (vi) all accounting terms not specifically defined herein shall be construed in accordance with the Accounting Principles, (vii) this Agreement shall be deemed to have been drafted by Purchaser and Seller, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (viii) the word “or” shall not be exclusive, (ix) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”; (x) the phrase “ordinary course of business” shall be construed to mean, with respect to any person, the ordinary course of business for such person as affected by any recent past action or inaction by such person taken in good faith related to COVID-19 or any COVID-19 Measure; and (xi) the phrases “provided”, “delivered”, or “made available” or words of similar import, when used in this Agreement, shall mean that the information has been posted in the “data room” (virtual) hosted by Intralinks Holdings, Inc. and established by Seller or their representatives and to which Purchaser and its representatives have had access no later than 24 hours prior to 9:00 a.m. Eastern Time on the date of this Agreement.
SECTION 10.04Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of Seller and Purchaser.
SECTION 10.05Extension; Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
SECTION 10.06Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
SECTION 10.07Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties. Any signature to this Agreement may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable Law.
SECTION 10.08Entire Agreement; Third-Party Beneficiaries. This Agreement, together with the Ancillary Documents and the Nondisclosure Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for Section 6.05, Section 8.02(c), Section 9.05, this Section 10.08, Section 10.11, Section 10.13 and Section 10.15, is not intended to confer upon any person other than the parties any rights or remedies, it being understood that (i) the persons released pursuant to Section 10.13 shall have the right to enforce their respective rights under Section 10.13, (ii) from and after the Closing, the Indemnitees shall be third-party beneficiaries of the provisions of Section 6.05 and shall have the right to enforce their respective rights thereunder and (iii) each Existing Counsel is a third-party beneficiary of Section 10.15 and shall have the right to enforce its rights thereunder.
SECTION 10.09Governing Law. This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
SECTION 10.10Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, provided, that, without such consent, Purchaser may assign any of its rights or obligations under this Agreement to any of its affiliates. Any purported assignment without such consent shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
SECTION 10.11Enforcement; Jurisdiction; Consent to Service of Process.
(a)The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity. The right of specific enforcement is an integral part of the Transactions and without that right, neither Seller nor Purchaser would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.11 shall not be required to provide any bond or other security in connection with any such order or injunction, and the party opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions.
(a)Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, any federal court of the United States sitting in Delaware, and appellate courts thereof, (iv) waives any right to trial by jury with respect to any Action related to or arising out of this Agreement or the Transactions, (v) waives the defense of an inconvenient forum to the maintenance of any Action related to or arising out of this Agreement or the Transactions and (vi) consents to service of process being made through the notice procedures set forth in Section 10.01. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware. The parties hereto agree that a final judgment in any such Action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.
SECTION 10.12No Recourse Against Nonparty Affiliates. Claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or any Ancillary Document, or the negotiation, execution, or performance of this Agreement or any Ancillary Document (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any Ancillary Document), may be made, except in the case of fraud, only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement or in the applicable Ancillary Document (“Contracting Parties”) and then only with respect to the specific obligations set forth herein (with respect to the parties identified in the preamble to this Agreement) or therein (with respect to the parties to such Ancillary Document). Except in the case of fraud, no person who is not a Contracting Party with respect to this Agreement or an Ancillary Document, as applicable, including any director, manager, officer, employee, incorporator, member, limited or general partner, unitholder, stockholder, affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any Contracting Party (“Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or such Ancillary Document, as applicable, or based on, in respect of, or by reason of this Agreement or such Ancillary Document, as applicable, or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by applicable Law, except in the case of fraud, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by applicable Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available in law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any Ancillary Document or any representation or warranty made in, in connection with, or as an inducement to this Agreement or any Ancillary Document.
SECTION 10.13Release.
(a)Effective as of the Closing, Purchaser, on behalf of itself and each of its subsidiaries and affiliates and each of their current and former stockholders, unitholders, members, limited and general partners, controlling persons, directors, managers, officers, employees, agents and representatives, hereby irrevocably and unconditionally releases and forever discharges Seller and its affiliates, and their respective former, current and future stockholders, unitholders, members, limited and general partners, controlling persons, directors, managers, officers, employees, agents and representatives (other than officers and employees of the Company and its Subsidiaries solely in their capacities as officers and employees of the Company and its Subsidiaries that remain Company Employees following Closing), from any and all claims, causes of action, suits, proceedings, or liabilities whatsoever, whether in law or in equity or granted by statute, arising out of, or relating to, or accruing from (a) the organization, management or operation of the businesses of the Company and the Subsidiaries or their relationship with the Company or the Subsidiaries, in each case relating to any matter, occurrence, action or activity on or prior to the Closing Date, (b) the Purchased Loans, (c) the Transactions (including any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement or in any Ancillary Document) or (d) any information (whether written or oral), documents or materials furnished in connection with the Transactions; provided that nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any person (i) for claims involving Fraud, (ii) pursuant to Article IX or Section 10.11 hereof or (iii) with respect to claims against a party pursuant to any Ancillary Document in accordance with the terms thereof.
(a)Effective as of the Closing, Seller, on behalf of itself and each of its subsidiaries and affiliates and each of their current and former stockholders, unitholders, members, limited and general partners, controlling persons, directors, managers, officers, employees, agents and representatives, hereby irrevocably and unconditionally releases and forever discharges Purchaser and its affiliates (including the Company and its Subsidiaries following the Closing), and their respective former, current and future stockholders, unitholders, members, limited and general partners, controlling persons, directors, managers, officers employees, agents and representatives (including each current and former director, manager or officer of the Company or any Subsidiary), from any and all claims, causes of action, suits, proceedings, or liabilities whatsoever, whether in law or in equity or granted by statute, arising out of, or relating to, or accruing from (a) the organization, management or operation of the businesses of the Company and the Subsidiaries or their relationship with the Company or the Subsidiaries, in each case relating to any matter, occurrence, action or activity on or prior to the Closing Date, (b) the Purchased Loans or (c) any information (whether written or oral), documents or materials furnished in connection with the Transactions; provided that nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any person (i) for claims involving Fraud, (ii) pursuant to Article IX or Section 10.11 hereof or (iii) with respect to claims against a party pursuant to any Ancillary Document in accordance with the terms thereof.
SECTION 10.14No Other Duties. The only duties and obligations of the parties under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, law or equity, or under any principle of fiduciary obligation.
SECTION 10.15Legal Representation. (a) Each of the parties to this Agreement acknowledges and agrees that Cravath, Swaine & Moore LLP (“Existing Counsel”) may have acted as counsel for Seller, the Company, the Subsidiaries and/or their respective affiliates in connection with this Agreement and the Transactions (the “Acquisition Engagement”).
(a)Each of the parties to this Agreement acknowledges and agrees that all confidential communications between Seller, the Company, the Subsidiaries and/or their respective affiliates, on the one hand, and Existing Counsel, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to Seller and its affiliates, and not the Company or any Subsidiary, and shall not pass to or be claimed, held, or used by Purchaser, the Company or any Subsidiary upon or after the Closing. Accordingly, Purchaser shall not have access to any such communications, or to the files of Existing Counsel relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of Existing Counsel in respect of the Acquisition Engagement constitute property of the client, only Seller and its affiliates shall hold such property rights, and (ii) Existing Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Purchaser, the Company or the Subsidiaries by reason of any attorney-client relationship between Existing Counsel and the Company, any Subsidiary or otherwise. If and to the extent that, at any time subsequent to Closing, Purchaser or any of its affiliates (including, after the Closing, the Company and the Subsidiaries) shall have the right to assert or waive any attorney-client privilege with respect to any communication between the Company, any Subsidiary or their affiliates and Existing Counsel that occurred at any time prior to the Closing, Purchaser, on behalf of itself and its affiliates (including, after the Closing, the Company and the Subsidiaries) shall be entitled to waive such privilege only with the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).
(a)Each of the parties to this Agreement acknowledges and agrees that Existing Counsel may continue to represent Seller or its affiliates in future matters. Accordingly, Purchaser, on behalf of itself and its affiliates (including, after the Closing, the Company and the Subsidiaries), expressly: (i) consents to Existing Counsel’s representation of Seller and its affiliates in any matter, including any post-Closing matter in which the interests of Purchaser, the Company, the Subsidiaries or their respective affiliates, on the one hand, and Seller or its affiliates, on the other hand, are adverse, including any matter relating to the transactions contemplated by this Agreement, and whether or not such matter is one in which Existing Counsel may have previously advised Seller or its affiliates; and (ii) consents to the disclosure by Existing Counsel to Seller or its affiliates of any information learned by Existing Counsel in the course of its representation of Seller, the Company, the Subsidiaries and/or their respective affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection, or Existing Counsel’s duty of confidentiality so long as such communication does not jeopardize or cause the loss of any such privilege or work product protection.
(a)Purchaser, on behalf of itself and its affiliates (including, after the Closing, the Company and the Subsidiaries) further covenants and agrees that each shall not assert any claim, and that it hereby waives any claim, against Existing Counsel in respect of legal services provided to the Company or any Subsidiary by Existing Counsel in connection with the Acquisition Engagement.
(a)Upon and after the Closing, the Company and the Subsidiaries shall cease to have any attorney-client relationship with Existing Counsel, unless and to the extent Existing Counsel is specifically engaged in writing by Purchaser, the Company or any Subsidiary to represent such person after the Closing. Any such representation by Existing Counsel after the Closing shall not affect the foregoing provisions hereof.
(a)Purchaser and Seller consent to the arrangements in this Section 10.15 and agree to take, and to cause their affiliates to take, all steps necessary to implement the intent of this Section 10.15 and not to take or cause their affiliates to take positions contrary to the intent of this Section 10.15. Purchaser and Seller further agree that each Existing Counsel is a third-party beneficiary of this Section 10.15.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Purchaser and Seller have duly executed this Agreement, all as of the date first written above.
AFCO CREDIT CORPORATION,
by
_/s/ Todd Wartchow__________________
Name: Todd Wartchow
Title: Executive Vice President
TEXAS CAPITAL BANK,
by
_/s/ Rob Holmes______________________
Name: Rob Holmes
Title: President and Chief Executive Officer

INDEX OF DEFINED TERMS

Term	Section
Accounting Principles	Section 10.02
Accrued Bonus Amount	Section 10.02
Acquisition Engagement	Section 10.15(a)
Acquisition Proposal	Section 10.02
Action	Section 2.05
affiliate	Section 10.02
Affordable Care Act	Section 10.02
Agreement	Preamble
Allocation	Section 6.10(b)(v)
Ancillary Documents	Section 10.02
Anti-Money Laundering Laws	Section 3.07(c)
Assumed Benefit Plan	Section 10.02
Assumed Benefit Plan.	Section 10.02
Bankruptcy and Equity Exception	Section 2.02
Benefit Plan	Section 10.02
Business	Section 10.02
Business Day	Section 10.02
Business Employee	Section 10.02
Business Employee List	Section 10.02
Business Records	Section 10.02
CARES Act	Section 10.02
Change of Control Payments	Section 10.02
Closing	Section 1.02
Closing Date	Section 1.02
Closing Date Portfolio Tape	Section 10.02
Closing Statement	Section 1.04(b)
Code	Section 10.02
Collections	Section 10.02
Collective Bargaining Agreement	Section 10.02
Company	Recitals
Company Benefit Plan	Section 10.02
Company Employee	Section 10.02
Company Material Adverse Effect	Section 10.02
Company Organizational Documents	Section 3.01(b)
Company Registered Intellectual Property	Section 3.15(a)
Company-Owned Intellectual Property	Section 10.02
Competitive Activities	Section 10.02
Confidential Information	Section 6.16(a)

Consent	Section 2.03(b)
Continuation Period	Section 6.04(a)
Continuing Employee	Section 6.04(a)
Contract	Section 2.03(a)
Contracting Parties	Section 10.12
control	Section 10.02
Copyrights	Section 10.02
COVID-19	Section 10.02
COVID-19 Law	Section 10.02
COVID-19 Measures	Section 10.02
Credit Policy	Section 10.02
Cut-Off Date	Section 10.02
Cut-Off Date Portfolio Tape	Section 10.02
Damages	Section 10.02
Data Protection Laws	Section 10.02
Data Protection Requirements	Section 3.16(a)
Data Security Breach	Section 10.02
De Minimis Amount	Section 10.02
Debtor Relief Laws	Section 10.02
Deductible	Section 9.04(a)
Delayed Transfer Condition	Section 10.02
Delayed Transfer Loan	Section 10.02
Delayed Transfer Loan Assignment Agreement	Section 1.06(c)(ii)
Delayed Transfer Loan Price	Section 10.02
Designated Jurisdiction	Section 10.02
Direct Claim	Section 9.07
Disclosure Letter	Section 10.02
Domain Names	Section 10.02
effect	Section 10.02
Entity Premium	Section 10.02
Environmental Claim	Section 10.02
Environmental Laws	Section 10.02
Environmental Permits	Section 10.02
ERISA	Section 10.02
ERISA Affiliate	Section 10.02
Estimated Closing Statement	Section 1.04(a)
Estimated Net Asset Value	Section 1.04(a)
Estimated Purchase Price	Section 10.02
Estimated Transaction Expenses	Section 1.04(a)
Excluded Loans	Section 10.02
Existing Counsel	Section 10.15(a)

Expense Schedule	Section 10.02
Final Purchase Price	Section 10.02
Financial Statements	Section 10.02
Foreign Benefit Plan	Section 3.13(j)
Form Loan Agreements	Section 10.02
Fraud	Section 10.02
Fundamental Loan Representations	Section 9.02
Fundamental Representations	Section 7.02(a)
GAAP	Section 10.02
Governmental Authorizations	Section 3.07(a)
Governmental Entity	Section 2.03(b)
Hazardous Materials	Section 10.02
HMT	Section 10.02
HSR Act	Section 2.03(b)
HSR Approval	Section 6.02(a)(i)
Incidental License	Section 10.02
Indebtedness	Section 10.02
Indemnified Person	Section 10.02
Indemnifying Person	Section 10.02
Indemnitee	Section 6.05(a)
Independent Expert	Section 10.02
Insurance Policies	Section 3.25
Insured	Section 10.02
Intellectual Property	Section 10.02
Interfering Activities	Section 10.02
Investment Company Act	Section 10.02
IP Licenses	Section 3.15(c)
IRS	Section 10.02
Issuing Insurance Company	Section 10.02
IT Systems	Section 3.15(h)
Judgment	Section 2.03(a)
Knowledge of Seller	Section 10.02
Latest Balance Sheet	Section 10.02
Law	Section 2.03(a)
Leased Real Property	Section 3.11(a)
Liabilities	Section 10.02
Liens	Section 2.03(a)
Loan Agreement	Section 10.02
Loan Deductible	Section 9.04(g)
Loan Origination Date	Section 10.02
Loan Origination Fee	Section 10.02

Loan Representations	Section 9.02
Losses	Section 10.02
Management and Services Agreement	Section 10.02
Material Affiliate Contract	Section 3.18(a)(xiii)
Material Contracts	Section 3.18(a)
Membership Interest Assignment Agreement	Section 1.03(b)
Membership Interests	Recitals
Morgan Stanley	Section 2.06
Multiemployer Plan	Section 3.13(c)
Net Asset Value	Section 10.02
Net Negative Purchase Price Adjustment Amount	Section 1.04(g)(i)
Net Positive Purchase Price Adjustment Amount	Section 1.04(g)(ii)
New Loans	Section 6.01(c)
Nondisclosure Agreement	Section 10.02
Nonparty Affiliates	Section 10.12
Notice of Disagreement	Section 1.04(b)
Obligor	Section 10.02
OFAC	Section 10.02
Order	Section 10.02
Other Approvals	Section 6.02(a)(ii)
Other Governmental Approval	Section 7.01(b)
Outside Date	Section 8.01(b)(i)
Parent	Section 6.15(a)
Parent Group	Section 6.16(a)
Patents	Section 10.02
Permitted Liens	Section 10.02
person	Section 10.02
Personal Information	Section 10.02
Policy	Section 10.02
Portfolio Management Policy	Section 10.02
Post-Closing Period	Section 6.10(d)(iii)
Post-Closing Remittance	Section 6.11
Post-Closing Tax Returns	Section 6.10(d)(ii)
PPP Loan	Section 10.02
Pre-Closing Business Records	Section 6.08(a)
Pre-Closing Tax Period	Section 10.02
Pre-Closing Tax Periods	Section 10.02
Pre-Closing Tax Returns	Section 6.10(d)(i)
Pre-Closing Taxes	Section 10.02
Producer	Section 10.02
Proposed Purchase Price Allocation	Section 6.10(b)(iii)

Proprietary Software	Section 3.15(f)
PTO Spreadsheet	Section 6.04(d)
Purchase Price Adjustment	Section 1.04(f)
Purchased Loan Assignment Agreement	Section 1.03(b)
Purchased Loans	Section 10.02
Purchaser	Preamble
Purchaser Confidential Information	Section 6.16(a)
Purchaser Indemnified Person	Section 9.02
Purchaser License Condition	Section 10.02
Purchaser Licenses	Section 10.02
Purchaser Material Adverse Effect	Section 10.02
Real Property Lease	Section 3.11(a)
Real Property Leases	Section 3.11(a)
Recovery Costs	Section 6.17
Reference Time	Section 10.02
Regulatory Material Adverse Effect	Section 6.02(c)
Related Liabilities	Section 10.02
Related Loan Assets	Section 10.02
Remedy Actions	Section 6.02(c)
Representation Cap	Section 9.04(c)
Restricted Period	Section 10.02
Retained Seller Insurance Policies	Section 6.17
Sanctions	Section 10.02
Section 338 Forms	Section 10.02
Section 338(h)(10) Election	Section 10.02
Securities Act	Section 10.02
Seller	Preamble
Seller Benefit Plan	Section 10.02
Seller Confidential Information	Section 6.16(b)
Seller Group	Section 6.16(b)
Seller Indemnified Person	Section 9.03
Seller Material Adverse Effect	Section 2.01
Signing Date Loan Tape	Section 10.02
Software	Section 10.02
Specified Contractors	Section 6.24
Specified Loan	Section 10.02
Straddle Period	Section 10.02
subsidiary	Section 10.02
Subsidiary	Section 10.02
Tax	Section 10.02
Tax Return	Section 10.02

TCBI Securities	Section 2.06
Third-Party Claim	Section 9.06(a)
Top Producer	Section 3.28
Trade Secrets	Section 10.02
Trademarks	Section 10.02
Transaction Expenses	Section 10.02
Transactions	Section 1.01(b)
Transfer Taxes	Section 6.10(a)
Transition Services Agreement	Section 1.03(f)
Updated Portfolio Report	Section 6.01(c)
Voting Company Debt	Section 3.02
Voting Subsidiary Debt	Section 3.04(b)
Workers Compensation Event	Section 6.04(g)